UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from_____to _____

Enovix Corporation

(Exact Name of Registrant as Specified in Charter)

Delaware	001-39753	85-3174357
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3501 W Warren Avenue

Fremont, California 94538

(Address of Principal Executive Offices) (Zip Code)

(510) 695-2350

(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	ENVX	The Nasdaq Global Select Market

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates on June 30, 2023 based on the closing price of the shares of common stock on such date as reported on The Nasdaq Global Select Market, was approximately $2.35 billion. Shares of voting stock held by each officer, director and each person known by the registrant to beneficially own 10% of more of the registrant's outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This assumption regarding affiliate status is not necessarily a conclusive determination for other purposes.

As of February 22, 2024, 168,504,136 shares of common stock, par value $0.0001 per share, were issued and outstanding.

Portions of the registrant's Proxy Statement for its 2024 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K are incorporated by reference into Part III of this Annual Report on Form 10-K.

Enovix Corporation
ANNUAL REPORT ON FORM 10-K
For the Fiscal Year Ended December 31, 2023

Table of Contents

FORWARD LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act. The statements contained in this Annual Report on Form 10-K that are not purely historical are forward-looking statements. Our forward-looking statements include, but are not limited to, statements regarding our or our management's expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words "anticipates," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "possible," "potential," "predict," "project," "should," "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this Annual Report on Form 10-K may include, for example, statements about our:

- ability to build and scale our advanced silicon-anode lithium-ion battery, our production and commercialization timeline;

- ability to meet milestones and deliver on our objectives and expectations, the implementation and success of our products, technologies, business model and growth strategy, various addressable markets, market opportunity and the expansion of our customer base;

- ability to meet the expectations of new and current customers, our ability to achieve market acceptance for our products;

- financial performance, including revenue, expenses and projections thereof;

- placement of equipment orders for our next-generation manufacturing lines, the speed of and space requirements for our next-generation manufacturing lines;

- factory sites and related considerations, including site selection, location and timing of build-out, and benefits thereof;

- ability to attract and hire additional service providers, the strength of our brand, the build-out of additional production lines, our ability to optimize our manufacturing process, our future product development and roadmap and the future demand for our lithium-ion battery solutions;

- ability to timely and successfully complete the strategic realignment of the Company's first production line in Fremont and the corresponding restructuring; and

- challenges that we may face as we integrate the business and operations of Routejade, a lithium-ion battery company that we acquired on October 31, 2023.

The forward-looking statements contained in this Annual Report on Form 10-K are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in Part I, Item 1A of this Annual Report on Form 10-K, and include, but are not limited to, those summarized on the following page. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law.

Where You Can Find More Information

Investors and others should note that we may announce material business and financial information to our investors using our Investor Relations website (https://ir.enovix.com), our filings with the Securities and Exchange Commission ("SEC"), webcasts, podcasts, press releases, public conference calls and blogs published on our website. We use these mediums, including our website, to communicate with investors and the general public about our company, our products and other issues. It is possible that the information that we make available on our website may be deemed to be material information. We therefore encourage investors and others interested in our company to review the information that we make available on our website.

We also use our Twitter, LinkedIn, and Facebook accounts as a means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. The information we post through these social media channels may be deemed material. Accordingly, investors should monitor these accounts, in addition to following our SEC filings, webcasts, press releases, public conference calls, and blogs published on our website. This list may be updated from time to time. The information we post through these channels is not a part of this Annual Report on Form 10-K. These channels may be updated from time to time on our investor relations website.

SUMMARY RISK FACTORS

Below is a summary of material factors that make an investment in our securities speculative or risky. Importantly, this summary does not address all of the risks and uncertainties that we face. Additional discussion of the risks and uncertainties summarized in this risk factor summary, as well as other risks and uncertainties that we face, can be found under Part I, Item 1A of this Annual Report on Form 10-K below.

- We will need to improve our energy density, cycle life, fast charging, capacity roll off and gassing metrics in order to stay ahead of competition over time, which is difficult and we may not be able to do.

- We rely on a new and complex manufacturing process for our operations: achieving volume production involves a significant degree of risk and uncertainty in terms of operational performance metrics as yield and costs.

- We are in the process of building out manufacturing facilities to produce our lithium-ion battery cell in sufficient quantities to meet expected demand, and if we cannot successfully locate and bring additional facilities online, our business will be negatively impacted and could fail.

- We rely on a third-party contract manufacturer of our batteries which is based in Malaysia, and changes to our relationship with such third-party contract manufacturer, expected or unexpected, may result in delays or disruptions that could harm our business.

- Our operations in international markets, including our manufacturing operations, expose us to operational, financial and regulatory risks.

- We may not be able to source or establish supply relationships for necessary components or may be required to pay costs for components that are more expensive than anticipated, which could delay the introduction of our product and negatively impact our business.

- We may be unable to adequately control the costs associated with our operations and the components necessary to build our lithium-ion battery cells and we may fail to achieve desired profitability levels if we fail to achieve our desired pricing.

- If our batteries fail to perform as expected, then our ability to develop, market and sell our batteries could be harmed.

- As a result of our recent acquisition, we currently have a concentration of customer accounts in the military and dependence on these customer accounts may create a risk to our financial stability.

- Our future growth and success depend on our ability to qualify new customers and the customer qualification cycles can take years.

- If we are unable to develop our business and effectively commercialize our products as anticipated, we may not be able to generate revenue or achieve profitability.

- We have acquired and may continue to acquire other businesses, which could require significant management attention, disrupt our business, or dilute stockholder value.

- Fluctuations in foreign currency exchange rates or interest rates have had, and could continue to have, an adverse impact on our financial condition and results of operations.

- Operational problems with our manufacturing equipment subject us to safety risks which, if not adequately addressed, could have a material adverse effect on our business, results of operations, cash flows, financial condition or prospects.

- We may not be able to source or establish supply relationships for necessary components or may be required to pay costs for components that are more expensive than anticipated, which could delay the introduction of our product and negatively impact our business.

- The battery market continues to evolve and is highly competitive, and we may not be successful in competing in this industry or establishing and maintaining confidence in our long-term business prospects among current and future partners and customers.

- If we are unable to attract and retain key employees and qualified personnel, including on a global basis, our ability to compete could be harmed.

- We are an early-stage company with a history of financial losses and expect to incur significant expenses and continuing losses for the foreseeable future.

- We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

- We may not have adequate funds to finance our operating needs and growth, and may need to raise additional capital, which we may not be able to do.

- We rely heavily on our intellectual property portfolio. If we are unable to protect our intellectual property rights, our business and competitive position would be harmed.

- We could face state-sponsored competition from overseas and may not be able to compete in the market on the basis of price.

- In the past, we have identified material weaknesses in our internal control over financial reporting. If we are unable to maintain an effective system of internal controls in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business and stock price.

- Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt.

PART I

Item 1. Business

Company Overview

Enovix Corporation (the "Company," "we," "us," "our" and "Enovix") is on a mission to power the technologies of the future. We do this by designing, developing, manufacturing, and commercializing next generation Lithium-ion, or Li-ion, battery cells that significantly increase the amount of energy density and storage capacity relative to conventional battery cells. Our battery's mechanical design, or "architecture," allows us to use high performance chemistries while enabling safety and charge time advantages.

The benefit of an enhanced battery for portable electronics is devices that have more power budget available to keep up with user preferences for more advanced features and more attractive form factors. The benefit of an advanced battery for Electric Vehicles ("EVs") is vehicles that charge faster with lower system costs.

Enovix was established in 2006 based on the premise that fundamentally altering battery performance would require a reinvention of the battery's architecture. Our architecture allows us to use 100% active silicon and no graphite in the battery's anode, which is the negative electrode that stores lithium ions when a battery is charged. The advantage of silicon over graphite is that it can theoretically store more than twice as much lithium as graphite, which increases a battery's energy density and overall capacity. The battery industry has historically struggled to incorporate more than a small amount of silicon in the anode because silicon can swell and crack in conventional architectures, impacting safety and performance. By contrast, our architecture is designed to accommodate silicon's swelling and apply stack pressure that alleviates the cracking problem.

We have devoted significant funds and resources to develop our battery's architecture and the unique patterning and stacking assembly process for manufacturing our cells. This was done in conjunction with partnership and investment from several strategic partners in the solar and semiconductor industries. Since 2018, we have sampled batteries to customers that have validated the performance of our products. In 2020, we started procuring equipment for our first production line ("Fab1"). We recognized our first production revenue in the second quarter of 2022 from Fab1. In 2023, we identified a facility in Malaysia ("Fab2") for high-volume production and acquired Routejade, Inc. ("Routejade"), a battery manufacturer in Korea, that has allowed us to vertically integrate electrode coating and battery pack manufacturing.

Industry Background

Limited Innovation in Battery Technology for 30 Years

In 1991 Sony developed the first Li-ion battery for consumer electronics to power its newly invented handheld video recorder, which needed smaller and lighter batteries with more energy than those available at the time. The camcorder team, with years of experience in coating magnetic tapes, developed a battery based on that technology. Their architecture, sometimes referred to as a "Jelly Roll", consists of an anode (A) in a long strip format, a long strip cathode (C) and two long strip separators (S), all on rolls, which are interleaved and then wound together into a Jelly Roll in this order: ASCSASCS…

The Jelly Roll is then placed in a hermetic package and filled with electrolyte, an organic liquid through which the lithium ions repeatedly travel back and forth between the battery's anode and the cathode. During charging, the lithium ions cycle from the cathode (the positive electrode), through tiny holes in the separator, and into the anode (the negative electrode). This process is reversed when the battery is discharged. This basic construct of a Li-ion battery has remained unchanged for nearly 30 years.

Historically, advancements in battery performance have come primarily from improvements in the active cathode and anode materials of the battery. The process of new materials discovery, development, testing, and qualification is by its nature a slow and arduous process and resulted in an anemic rate of battery improvement. At the same time, the electronic devices that these batteries power have dramatically increased their product features and energy requirements by capitalizing on the rapid and continuous electronic miniaturization provided by the semiconductor integrated circuit ("IC") industry. This phenomenon, known as "Moore's Law", has resulted in electronic components doubling their transistor density (and thus the IC product features) about every two years. The disparity in improvement rates between

ICs and batteries has forced the consumer devices industry to compromise the usable feature sets and the operating time between battery charges.

A Fundamentally Better Approach

We were founded by a team of individuals with expertise in three dimensional ("3D") architectures learned from 25 years of experience in the manufacturing of hard disk drives (IBM) and semiconductor wafer probing systems (FormFactor). Rather than focusing solely on the materials inside the battery, we began development of a novel 3D physical battery design, one that could both improve the packing efficiency of the active materials in the battery as well as accommodate the use of a 100% active silicon anode.

Our founders conceived a completely different design for a battery. Rather than interleaving and winding long anode, cathode and separator strips into a roll, our founders proposed an architecture in which many short anodes and cathodes were positioned side by side, with a separator between each anode-cathode pair.

This architecture allows for a more efficient use of the volume of the battery, in contrast to a battery with rolled electrodes in a rectangular pouch, given the lack of precision of the winding process.

Uniquely Enabling Silicon Anodes

Looking at a problem from a different perspective often yields new opportunities and solutions that would otherwise not be possible. This is the case with our cell architecture. Rather than having long, wound electrodes that run parallel to the face of the battery, our cells have many small electrodes that are orthogonal to the largest face of the battery. This seemingly small difference has huge benefits. Specifically, our cell architecture is well-suited to accommodate the use of a silicon anode and therefore capitalize on the higher energy density it provides, as described below.

Silicon has long been heralded as the next important anode material. Silicon anodes can theoretically store more than twice as much lithium per unit volume than the graphite anode that is used in nearly all Li-ion batteries today.

Silicon's high energy density, however, creates four significant technical problems that must be solved:

- ***Formation expansion.*** "Formation" is the term for the first charging of the battery, when lithium moves from the cathode, through the separator, to the anode. When fully charged, a silicon anode can more than double in thickness, resulting in significant swelling that can physically damage the battery, causing failure.

- ***Formation efficiency.*** When first charged, a silicon anode can absorb and permanently trap as much as roughly 40% to 50% of the original lithium in the battery, reducing the battery's capacity by about 50% to 60%.

- ***Cycle swelling.*** A silicon anode will swell and shrink when the battery is charged and discharged, respectively, causing damage to both the package and the silicon particles in the anode, which can crack, and further trap lithium on the fresh silicon surfaces exposed by the crack.

- ***Cycle life.*** Silicon particles can become electrically disconnected from the electrode when the silicon anode is in its shrunken state and can crack when the silicon anode is swollen, both of which can lower cycle life. In addition, when silicon particles become disconnected from the electrode, they are no longer able to accept lithium and neighboring particles must absorb the excess, causing over charging and further opportunities for physical damage.

Left unaddressed, these four problems have limited the practical application of silicon anodes in conventional lithium-ion battery cells. Our cell architecture uniquely solves these four technical problems to enable 100% active silicon anodes.

Problem 1 — Formation expansion

In a conventional graphite anode, lithium atoms slip into the vacant spaces between the graphite layers, forming LiC_6, resulting in very little graphite anode swelling during cycling (<10%). In a silicon anode, however, lithium atoms form a lithium-silicon alloy that does not have such vacant spaces, forming $Li_{15}Si_4$. While this alloying process results in an increased ability to store lithium, it also causes significant expansion of the anode material during charging, creating high pressure within the battery (1,500 psi).

If a silicon anode were used in a conventional battery architecture, the pressure of anode swelling would act on the large face of the battery, creating a force as large as 1.7 tons for a battery in a 50mm x 30mm x 3mm size battery. This force is analogous to a car standing on top of a cell phone sized battery.

By contrast, when silicon anodes are used in our cell architecture, the anodes do not face the largest side of the battery; instead the anodes face a short side of the battery. Because these anode faces are small in area, this same 1,500 psi pressure, therefore, creates a force of only 210 pounds in the same size battery.

To manage this force, we invented a very thin (50-micron) stainless steel constraint system to surround the battery. This constraint system limits the battery from swelling and growing in size. Moreover, the constraint system keeps the anode and cathode materials under constant compression, maintaining excellent particle-to-particle connection.

Problem 2 — Formation Efficiency

The first time a Li-ion battery is charged or formed, some of the lithium is permanently trapped in undesired side-reactions and surface layers on the anode and cathode particles. These losses proportionately reduce the capacity of the battery by removing lithium.

During formation of a conventional Li-ion battery with a graphite anode, approximately 5% of the lithium from a lithium cobalt oxide cathode will get permanently trapped in the graphite anode, never to return to the cathode.

A silicon anode, by contrast, can have a formation efficiency of roughly 50% to 60%, meaning that about 40% to 50% of the lithium is trapped in the silicon anode during formation and is no longer available for repeated cycling, reducing the battery's capacity in half.

Our cell architecture uniquely enables a practical solution to this problem. Our cell assembly process has an added step called "pre-lithiation," in which a thin lithium source is placed on top of the cell, within the package. By electrochemically coupling this lithium source to the electrodes, additional lithium can be dosed into the cell, replenishing the lithium lost during formation. Moreover, additional lithium beyond the initial replenishment can be dosed, providing a reservoir of lithium to a) counteract the normal lithium consumption that occurs in every battery during its life and b) provide the proper voltage balance to keep the minimum discharge voltage in the regime to be useful for devices.

The physical process by which the added lithium moves into the battery is called diffusion. The time required for lithium atoms to diffuse is proportional to the square of the diffusion distance. In a conventional battery architecture, the length of the electrode can be on the order of dozens of millimeters resulting in a pre-lithiation process that could take weeks to accomplish if a thin lithium source were placed on top of the cell. In our cell architecture, however, the lithium is required to travel a short distance, which can be accomplished in hours.

Problems 3 & 4 — Swelling and Cycle Life

When conventional Li-ion batteries with graphite anodes are cycled (charged and discharged), they exhibit a modest amount of cyclic swelling (<10%). Silicon anodes, by contrast, can swell by 20%, or more. The continuous swelling and shrinking during charging and discharging can fracture the anode silicon particles and/or electrically disconnect them and limit cycle life to less than 100 cycles, which is not commercially viable in many applications. Additionally, any swelling in the cell over its lifetime must be accommodated by larger cavity volume, effectively reducing the practical energy density of the cell.

Our unique structural constraint system applies a uniform engineered pressure on the silicon particles within the anode, limiting their fracture and maintaining electrical contact between them for an extended number of cycles. Cycle swelling is thus kept under 2%, outperforming even conventional graphite anodes. Our cells that have been cycled over 500 times show minimal expansion by contrast.

By addressing swelling, our cell architecture with its constraint system is designed to enable silicon anodes to achieve a minimum of 500 complete charge/discharge cycles to 80% remaining capacity. We plan to sample batteries in 2024 that extend cycle life to 1,000 cycles.

Benefits of Our Advanced Li-ion Battery

<u>Mobile</u> — The Li-ion battery also provided the increase in energy density needed for cell phones to evolve from their original "brick-size" into today's sleek, sophisticated smartphone. Energy requirements continue to become more

demanding as device original equipment manufacturers ("OEMs") seek to launch heavy workload applications such as 4K and 8K video upload/download, multi-player gaming, enhanced camera capabilities and on-device artificial intelligence ("AI"). Just as it was 30 years ago, a significant increase in battery energy density will enable OEMs to continue improving user experience, functionality and battery life while keeping devices sizes small enough to fit in a pocket.

Computing — The Li-ion battery can also be credited for helping to usher in an era of portable PC computing. Users are now demanding higher performance from their portable PCs to accommodate everything from gaming to enterprise applications such as video conferencing. Ultimately users want "always on, all day" battery life, like that which they experience with their smartphones. Increased energy density is needed for this task, along with enabling more power-hungry features and AI.

IoT – The Internet-of-Things ("IoT") market includes many types of devices powered by a Li-ion battery, including wearables, health/wellness devices, camera-based devices, power banks, location trackers, portable networking devices, augmented reality/virtual reality devices ("AR/VR"), and computing accessories, among others. Products in this market are often power budget constrained due to size. There is also a constant appetite in this market for power-hungry features such as sensors, high-speed connectivity, and utilization of AI processing. All of these features can be enabled by a higher energy density battery.

Electric Vehicles — According to BloombergNEF's Electric Vehicle Outlook 2023, the number of EVs will grow from 10.5 million in 2022 to 27.0 million in 2026. Replacing internal combustion engine vehicles with EVs can reduce emissions that contribute to smog and climate change, but mass adoption of EVs hinges on lower cost vehicles and faster charging times that resemble the gas station experience of filling up quickly. The orientation of the electrodes in our battery allow for significantly higher thermal conductivity, enabling a faster-charging EV battery.

Producing Our Battery

In addition to designing our battery, we also develop the advanced manufacturing processes needed to produce our batteries in high volume and at low cost.

We use the conventional Li-ion battery cell manufacturing techniques for processes such as electrode coating, cell packaging, test and aging. We then use our own proprietary tools on steps such as cell assembly where we laser pattern and stack the electrodes and then apply a stainless steel constraint.

Standard Li-ion battery production involves: 1) electrode fabrication, 2) cell assembly and 3) battery packaging and formation.

Electrode Fabrication — Sony developed and commercialized the first Li-ion battery in 1991 to meet the power requirements of its new handheld camcorder. Sony's battery division adapted its existing magnetic recording tape production equipment to make batteries: 1) to mix chemical anode and cathode slurries, 2) to coat them onto metal foil current collectors, 3) to "calender" (flatten) the surface, 4) to slit the coated metal foil into electrode sheets and 5) to roll them up for packaging in cylindrical metal cans. While there have been process improvements over the years, electrodes for conventional Li-ion batteries are still fabricated using this standard method developed almost 30 years ago. In 2023, we acquired Routejade to bring this electrode fabrication capability in-house.

Cell Assembly — Li-ion cells were initially assembled by winding electrodes and separators into a naturally cylindrical Jelly Roll configuration, packaged in a cylindrical metal can. While some Li-ion batteries still use cylindrical metal cans, low-profile portable electronic devices require thinner, flatter cell formats, like the flat Jelly Roll described earlier. Li-ion cell assembly first addressed this need with a wind-and-flatten process introduced in the early 1990s. Today, it is common to wind the Jelly Roll onto a flat–rather than round–metal form. We have developed a more precise roll-to-stack cell assembly process to enable a silicon anode that increases Li-ion cell energy density and maintains high cycle life.

Wind-and-Flatten Cell Assembly — Wind-and-flatten cell assembly, introduced in the early 1990s, essentially flattens the cylindrical Jelly Roll into a thin, flat package for use in portable electronic devices such as laptop computers and mobile phones. The wind-and-flatten electrode assembly can be packaged in a metal case, but it is most often packaged in a polymer pouch for portable electronic device applications. It can also be produced in larger formats, with welded aluminum housings for electric powertrains in EVs.

Cut-and-Stack Cell Assembly — Cut-and-stack cell assembly was introduced in 1995. Instead of winding and flattening, electrodes and separators are cut (or punched) into sheets, which are stacked horizontally. Cut-and-stack assembly provides better spatial efficiency than Jelly Roll wind-and-flatten assembly because the volume lost from the core is eliminated and space at the outside edges is reduced. Cut-and-stack cells are used in consumer, military and EV applications.

Enovix Roll-to-Stack Cell Assembly — We have designed proprietary tools, produced for us by precision automated equipment suppliers, which incorporate patented methods and processes to achieve precise laser patterning and high-speed roll-to-stack cell assembly.

Instead of cutting or punching, electrodes and separators are laser patterned and stacked. An in-line laser precisely patterns the electrodes and separators, which are then fed directly to a high-speed stacking tool.

Battery Packaging and Formation — Our battery uses the same battery packaging and formation process as a conventional Li-ion battery with exception of the pre-lithiation process noted above. In our manufacturing process, we add an incremental lithium source during packaging which is then diffused into the cell during the formation process.

Our Products

Our product strategy is to work closely with customers to understand key requirements and specifications for performance metrics such as energy density, cycle life, charge rate, and battery size.

We then develop battery "nodes" that share the same set of active materials and mechanical design and then build batteries at different sizes to accommodate customer requirements based on these nodes. Our product roadmap consists of future nodes at higher levels of energy density based on both materials and design innovation. Our goal is to drive energy density improvements at a faster rate than the Li-ion battery industry's track record and introduce higher performing battery nodes over time. In 2023, we acquired Routejade and Routejade's product portfolio consists of conventional Li-ion batteries that use graphite anodes, targeting IoT and military applications.

Our Competitive Strengths

100% Active Silicon Maximizes Anode Energy Density and Battery Capacity — Conventional Li-ion battery architecture only allows small amounts of silicon to be blended with graphite in the anode, limited by swelling. Our proprietary cell architecture enables use of silicon instead of graphite as the cycling material to achieve 100% active silicon anode that increases energy density and battery capacity.

Proprietary Manufacturing Process — In order to commercialize our unique architecture, we invented a customized manufacturing process that is not available "off-the-shelf" to conventional battery cell OEMs. In developing this process over multiple generations, we have accumulated significant intellectual property and trade secrets.

Full-Depth of Discharge Cycle Life — We have internally built and verified battery cells based on our proprietary cell architecture with an integrated structural constraint capable of 500 cycles, opening mass-market opportunities that were previously unobtainable with silicon anodes that failed to reach this many cycles. With further enhancements, we expect to increase cycle life to 1,000 cycles or more.

Architecture Enables Safety Innovation — Our architecture enables multiple parallel cell-to-busbar connections, which allow us in certain applications to apply a resistor at the busbar junction that can be utilized to regulate current flux in the event of an internal short. Our BrakeFlow[TM] system is designed to limit a shorted area from overheating and inhibits thermal runaway.

Architecture Enables Fast Charge — We have demonstrated a 0-80% state-of-charge in 5.2 minutes and a 0-98% state-of-charge in just under 10 minutes on 0.27Ah test cells. This fast charging is enabled by the fact that heat only has to travel a small distance from the center of our electrodes to the stainless steel constraint on the exterior.

Customer Tested in Multiple Form Factors — We have sampled pilot-production cells in several different sizes as part of product development programs. Applications cover a range of portable electronic products, including wearables, mobile handsets and laptop computers.

Practical Path to EV Market — We will initially validate our silicon anode Li-ion battery technology and production process in the quality-conscious, high-volume portable electronic device market. This will help mitigate technology and production risks as we look to commercialize our product for the EV market.

Home Grown IP — Unlike many advanced battery startups, which have licensed core technology from government or academic research laboratories, we have developed and own all our intellectual property. We received our first patents in 2012.

Research and Development

Our research and development ("R&D") programs are focused on driving improvements in the performance and cost of our batteries and manufacturing equipment.

Current R&D activities include the following:

Energy Density and Capacity — Increase the energy density and capacity of batteries by increasing the percent by volume of active cathode material.

Cycle Life and Temperature — Improve the cycle life and high and low temperature performance of batteries by developing new electrolyte chemistries.

Safety — Improve battery safety by developing techniques to regulate current flux in the event of a battery short and limit overheating to inhibit thermal runaway.

Anodes and Cathodes — Develop batteries with next-generation anodes and cathodes that increase energy density.

Cost and Throughput — Develop toolsets and processes to produce batteries with lower cost and higher manufacturing throughput.

EV Batteries — Develop batteries targeted to the unique requirements of the EV industry.

Manufacturing and Supply Chain

We have historically manufactured Li-ion batteries in Fab1 at our Fremont, California, headquarters. In October 2023, we made the decision to locate all high-volume manufacturing in Asia to be near customers and suppliers and transition Fab1 to focus on new product development.

In March 2023, we selected a site for Fab2 in Penang, Malaysia at the Penang Science Park. In 2024, we plan to begin operating our first production line at this site to produce cells with a 100% active silicon anode.

In October 2023, we completed the acquisition of Routejade, which has two factories in Nonsan City that house a total of four automated battery production lines and two electrode coating lines.

We source materials for our batteries from third party suppliers globally. We have executed master supply agreements with the majority of our suppliers and have identified or are qualifying second sources for many of our battery materials. We seek second sources for materials that are high cost or where a risk to supply has been identified. On long-lead items we intend to keep safety stock on hand to mitigate interruptions to supply.

Intellectual Property

We operate in an industry in which innovation, investment in new ideas and protection of our intellectual property rights are critical for success. We protect our technology through a variety of means, including through patent, trademark, copyright and trade secrets laws in the U.S. and similar laws in other countries, confidentiality agreements and other contractual arrangements. As of December 31, 2023, we had approximately 50 issued U.S. patents, approximately 160 issued foreign patents, approximately 30 pending U.S. patent applications and approximately 160 pending foreign counterpart patent applications.

We continually assess the need for patent protection for those aspects of our technology that we believe provide significant competitive advantages. A majority of our patents relate to battery architectures, secondary batteries, and related structures and materials.

With respect to proprietary know-how that is not patentable and processes for which patents are difficult to enforce, we rely on trade secret protection and confidentiality agreements to safeguard our interests. We believe that many elements of our secondary battery manufacturing processes involve proprietary know-how, technology or data that are not covered by patents or patent applications, including technical processes, test equipment designs, algorithms and procedures.

We own or have rights to various trademarks and service marks in the U.S. and in other countries, including Enovix and the Enovix design mark. We rely on both registration of our marks as well as common law protection where available.

All of our research and development personnel have entered into confidentiality and proprietary information agreements with us. These agreements address intellectual property protection and require our employees to assign to us all of the inventions, designs and technologies they develop during the course of employment with us.

We also require our customers and business partners to enter into confidentiality agreements before we disclose any sensitive aspects of our technology or business plans. As part of our overall strategy to protect our intellectual property, we may take legal actions to prevent third parties from infringing or misappropriating our intellectual property or from otherwise gaining access to our technology.

For more information regarding the risks related to our intellectual property, including the above referenced intellectual property proceedings, see Part I, Item 1A of this Annual Report on Form 10-K.

Competition

The Li-ion battery supplier market is highly competitive, with both large incumbent suppliers and emerging new suppliers.

Prospective competitors of ours include major manufacturers currently supplying the mobile device, EV and BESS industries, mobile device and automotive OEMs and potential new entrants to the industry. Incumbent suppliers of Li-ion batteries include Amperex Technology Ltd., Panasonic Corporation, Samsung SDI, Contemporary Amperex Technology Co. Ltd. and LG-Energy Solution Ltd. They supply conventional Li-ion batteries and, in some cases, Li-ion batteries with some silicon added to the anode. In addition, because of the importance of EVs, many automotive OEMs are researching and investing in advanced Li-ion battery efforts including battery development and production.

There are also several emerging companies investing in developing improvements to conventional Li-ion batteries or new technologies for Li-ion batteries, including silicon anodes and solid-state architectures. Some of these companies have developed relationships with incumbent battery suppliers, auto OEMs and consumer electronics brands. These companies are also exploring new chemistries for electrodes, electrolytes and additives.

Our ability to compete successfully will rely on factors both within and outside our control, including broader economic and industry trends. Factors within our control include driving competitive pricing, cost, energy density, safety and cycle life.

We believe that our ability to compete against this set of competitors will be driven by a number of factors, including product performance, cost, reliability, product roadmap, customer relationships and ability to scale manufacturing. We believe we will compete well on each of these factors based on advanced battery innovation to date and the ability to continue to design, develop and produce higher performing products for the customers served in our targeted markets.

Government Regulation and Compliance

Our business activities are global and are subject to various federal, state, local, and foreign laws, rules and regulations. For example, there are various government regulations pertaining to battery safety, transportation of batteries, use of batteries in cars, factory safety, and disposal of hazardous materials. In addition, substantially all of our import and export operations are subject to complex trade and customs laws, export controls, regulations and tax requirements such as sanctions orders or tariffs set by governments through mutual agreements or unilateral actions. Further, the countries into which our products are imported or are or will be manufactured may from time to time impose additional duties, tariffs or other restrictions on our imports or adversely modify existing restrictions. Our Fremont, California facility has been established as a foreign trade zone through qualification with U.S. Customs, and materials received in a foreign trade zone are not subject to certain U.S. duties or tariffs until the material enters U.S. commerce. While we may benefit from the adoption of a foreign trade zone by reduced duties, deferral of certain duties and tariffs and reduced processing fees, which help us realize a reduction in duty and tariff costs, the operation of our foreign trade zone requires compliance with applicable regulations and continued support of U.S. Customs with respect to the foreign trade zone program. Changes in export controls, tax policy or trade regulations, the disallowance of tax deductions on imported merchandise, or the imposition of new tariffs on imported products, could have an adverse effect on our business and results of operations.

Privacy and Security Laws

In the ordinary course of our business, we may process personal or sensitive data. Accordingly, we are or may become subject to numerous data privacy and security obligations, including federal, state, local, and foreign laws, regulations, guidance, and industry standards related to data privacy, security, and protection. Such obligations may include, without limitation, the Federal Trade Commission Act, the Telephone Consumer Protection Act of 1991, the Controlling the Assault of Non-Solicited Pornography And Marketing Act of 2003.

The California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020 (collectively, "CCPA") the European Union's General Data Protection Regulation 2016/679 ("EU GDPR"), the EU GDPR as it forms part of United Kingdom ("UK") law by virtue of section 3 of the European Union (Withdrawal) Act 2018 ("UK GDPR"), and the ePrivacy Directive. Furthermore, several states within the United States, including Colorado, Connecticut, Utah and Virginia, have enacted or proposed data privacy laws. Additionally, we are, or may become, subject to various U.S. federal and state consumer protection laws which require us to publish statements that accurately and fairly describe how we handle personal data and choices individuals may have about the way we handle their personal data.

The CCPA, UK GDPR, and EU GDPR are examples of the increasingly stringent and evolving regulatory frameworks related to personal data processing that may increase our compliance obligations and exposure for any noncompliance. For example, the CCPA imposes different obligations on covered businesses, including affording privacy rights to consumers, business representatives and employees who are California residents, requires covered businesses to provide specific disclosures to California residents in privacy notices, and provides such individuals with certain privacy rights to their personal data. The CCPA provides for administrative fines of up to $7,500 per violation and allows private litigants affected by certain data breaches to recover significant statutory damages.

Foreign data privacy and security laws (including but not limited to the EU GDPR and UK GDPR) impose significant and complex compliance obligations on entities that are subject to those laws. As one example, the EU GDPR applies to any company established in the EEA and to companies established outside the EEA that process personal data in connection with the offering of goods or services to data subjects in the EEA or the monitoring of the behavior of data subjects in the EEA. These obligations may include limiting personal data processing to only what is necessary for specified, explicit, and legitimate purposes; requiring a legal basis for personal data processing; requiring the appointment of a data protection officer in certain circumstances; increasing transparency obligations to data subjects; requiring data protection impact assessments in certain circumstances; limiting the collection and retention of personal data; increasing rights for data subjects; formalizing a heightened and codified standard of data subject consents; requiring the implementation and maintenance of technical and organizational safeguards for personal data; mandating notice of certain personal data breaches to the relevant supervisory authority(ies) and affected individuals; and mandating the appointment of representatives in the UK and/or the EU in certain circumstances. These developments further complicate compliance efforts and increase legal risk and compliance costs for us and the third parties upon whom we rely.

Our actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions, litigation, fines and penalties, disruptions of our business operations, reputational harm, loss of revenue or profits, loss of customers or sales, and other adverse business consequences.

The EU GDPR, UK GDPR, CCPA, and other laws exemplify the obligations our business may have in responding to the evolving regulatory environment related to personal data. Our compliance costs and potential liability may increase with this scattered regulatory environment.

See the section titled "General Risk Factors" for additional information about the laws and regulations to which we are or may become subject and about the risks to our business associated with such laws and regulations.

Human Capital

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees. The principal purposes of our equity incentive plans are to attract, retain and motivate our people through the granting of equity-based compensation awards, in order to increase stockholder value and our success by motivating such individuals to perform to the best of their abilities and achieve Enovix's objectives. As of December 31, 2023, we employed 560 full-time employees and one part-time employee. Approximately 54% of our employees are located in the United States and 46% of our employees are located in Asia Pacific, which includes Republic of Korea, Malaysia, and India.

Culture and Benefits

Our people are truly our greatest asset. We strive to live up to our Core Values every day: integrity, respect, innovation, resilience, excellence and customer focus. Employees carry these Core Values with them on their access badge. Our team at Enovix is comprised of a diverse group of dedicated technicians, engineers, scientists, and business professionals who are all driven to create a better, low-carbon world through innovation in energy storage. We could not be where we are today without the dedication of our workforce, and we prioritize pathways for career development, employee feedback and competitive compensation and benefits packages, employee stock purchase plan, paid time off, team building events and talent development opportunities to ensure we continue to maintain and grow our workforce.

We have an Inclusive Workplace program in place. As part of this program, we encourage and support Employee Resource Groups ("ERGs"). Our ERGs are focused on women in leadership, wellness, and global cultures. We have implemented training and are engaged in community building. Our training program for our managers covers inclusive recruiting practices, inclusive leadership, and collaboration.

Building a company where everyone feels that they belong is a priority at Enovix. Our Core Values are reinforced in new hire training and everyday interactions.

Corporate Information

Our principal executive offices are located at 3501 W. Warren Avenue, Fremont, CA 94538.

Available Information

We file or furnish periodic reports and amendments thereto, including our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, proxy statements and other information with the SEC. In addition, the SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically. Copies of our Annual Report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, and any amendments to such reports are also made available, free of charge, on our investor relations website at https://ir.enovix.com as soon as reasonably practicable after we electronically file or furnish such information with the SEC. The information posted on our website is not incorporated by reference into this Annual Report on Form 10-K.

Item 1A. Risk Factors

RISK FACTORS

Investing in our securities involves a high degree of risk. Before you make a decision to buy our securities, you should carefully consider the risks and uncertainties described below together with all of the other information contained in this Annual Report on Form 10-K, including our financial statements and related notes and in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations." If any of the events or developments described below were to occur, our business, prospects, operating results and financial condition could suffer materially, the trading price of our securities could decline and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

You should not interpret our disclosure of any of the following risks to imply that such risks have not already materialized.

Risks Related to Our Manufacturing and Scale-Up

We will need to improve our energy density, cycle life, fast charging, capacity roll off and gassing metrics in order to stay ahead of competition over time, which is difficult, and we may not be able to do.

Our roadmap to improve our energy density, cycle life, fast charge, capacity roll off and gassing metrics requires us to implement higher energy density materials for both cathodes and anodes. To successfully use these materials, we will have to optimize our cell designs including, but not limited to formulations, thicknesses, geometries, materials, chemistries and manufacturing tolerances and techniques. It could take us longer to incorporate these new materials, or we might not be able to achieve every cell performance specification required by customers. Further, we will need to make improvements in packaging technology to achieve our energy density, cycle life, fast charge, capacity roll off and gassing roadmap. These improvements may not be possible, could take longer or be more difficult than forecasted. This could reduce the performance or delay the availability of products to customers.

We rely on a new and complex manufacturing process for our operations: achieving volume production involves a significant degree of risk and uncertainty in terms of operational performance such as yield and costs.

Although we have developed our lithium-ion battery technology, we rely heavily on a new and complex manufacturing process for the production of our lithium-ion battery cells, all of which has not yet been qualified to operate at large-scale manufacturing volumes. To meet our projected future demand, we believe we need to increase our manufacturing throughput and yield metrics. Meeting our goals will be a multi-quarter endeavor and we have experienced delays in meeting these goals to date. We may experience further delays improving manufacturing yield, throughput and equipment availability.

In addition, it may take longer than expected to install, qualify and release the Gen2 Autoline at Fab2 and make further modifications to the Gen1 equipment to achieve our goals for throughput and yield. It may also take longer than anticipated to install our Agility Line.

The work required to develop these processes and integrate equipment into the production of our lithium-ion battery cells, including achieving our goals for throughput and yield, is time intensive and requires us to work closely with developers and equipment providers to ensure that it works properly for our unique battery technology. Such equipment may not arrive on schedule or may not be functioning as designed when it does arrive. This integration work will involve a significant degree of uncertainty and risk, and we have not in the past and may not in the future be able to achieve our goals for throughput and yield. Further, the integration work may result in the delay in the scaling up of production or result in additional cost to our battery cells, particularly if we encounter issues with performance or if we are unable to customize products for certain of our customers. Even after each of our Gen2 manufacturing line and Agility Line is installed, we expect that certain customers may require up to several months to complete technology qualification of the Gen2 line and/or the Agility Line before accepting product that is manufactured at high volume on the Gen2 line, if at all. In addition, even if we are able to achieve volume production for the existing uses of our batteries, we may face challenges relating to the scaling up of production for new uses of our batteries, including in the EV market.

Our large-scale Gen2 manufacturing lines require large-scale machinery. Such machinery has in the past suffered, and is likely to in the future suffer, unexpected malfunctions from time to time and will require repairs and spare parts to resume operations, which may not be available when needed.

In addition, unexpected malfunctions of our production equipment have in the past significantly affected, and may in the future significantly affect, the intended operational efficiency. The people needed to remedy these malfunctions may not be readily available. Because this equipment has not previously been used to build lithium-ion battery cells, the operational performance and costs associated with this equipment can be difficult to predict and may be influenced by factors outside of our control, such as, but not limited to, failures by suppliers to deliver necessary components of our products in a timely manner and at prices and volumes acceptable to us, environmental hazards and remediation, difficulty or delays in obtaining governmental permits, damages or defects in systems, industrial accidents, fires, seismic activity and other natural disasters. Further, we have in the past experienced power outages at our facilities, and if these outages are more frequent or longer in duration than expected, it could impact our ability to manufacture batteries in a timely manner. If our production equipment does not achieve the projected levels of its output or our production equipment becomes obsolete, it may be necessary to record an impairment charge to reduce the carrying value of our machinery and equipment and it would adversely affect our results of operations and financial conditions.

Even if we are able to successfully complete development of and modify, as necessary, this new and complex manufacturing process, we may not be able to produce our lithium-ion batteries in commercial volumes in a cost-effective manner.

We are in the process of building out manufacturing facilities to produce our lithium-ion battery cell in sufficient quantities to meet expected demand, and if we cannot successfully locate and bring an additional facilities online, our business will be negatively impacted and could fail.

In October 2023, we initiated a strategic realignment of our Fab1 in Fremont designed to refocus the facility from a manufacturing hub to a "Center for Innovation," focused on new product development. Currently, we are preparing Fab2 for installing our new higher speed pilot line ("Agility Line") for customer qualification, and building out our Fab2 in Malaysia. We currently anticipate to have multiple manufacturing lines in Fab2. We expect these manufacturing lines will be sufficient to produce batteries in commercial scale, but not in high enough volumes to meet our expected customer demand.

Even if we overcome the manufacturing challenges and achieve volume production of our lithium-ion battery, if the cost, performance characteristics or other specifications of the battery fall short of our or our customers' targets, our sales, product pricing and margins would likely be adversely affected.

We have entered into an agreement with YBS, a third-party contract manufacturer of our batteries which is based in Malaysia, and a deposit agreement related to our agreement with YBS. Changes to our relationship with YBS, expected or unexpected, may result in delays or disruptions that could harm our business.

On July 26, 2023, we entered into a 10-year manufacturing agreement (the "Agreement") with YBS International Berhad ("YBS"), a Malaysia-based investment holding company with segments including electronic manufacturing and assembly, high-precision engineering, precision machining and stamping, among others, and which, if we are able to overcome the challenges in designing and refining our manufacturing process, will have multiple lines to produce commercial volumes of our lithium-ion batteries to meet our expected customer demands.

We and YBS agreed to share an initial investment of $100.0 million for the equipment for the Gen2 Autoline 1 and facilitation costs, as set out in the Agreement. Pursuant to the terms of the Agreement, we shall contribute 30% of the initial investment and YBS has the obligation to finance the remaining 70%. YBS assigned Orifast Solution Sdn Bhd ("OSSB"), a subsidiary of YBS, to manufacture lithium-ion batteries for Enovix under the terms and conditions of the Agreement. OSSB obtained $70.0 million of term loan (the "Term Loan") in financing for manufacturing operations under the Agreement from OCBC Bank (Malaysia) Berhad ("OCBC"). The Term Loan shall be repaid within five years.

We entered into a cash deposit agreement with OCBC to collateralize the loan (the "Deposit Agreement"). As of December 31, 2023, there is no outstanding balance on the loan and no deposit was made to OCBC for the collateralization. As of December 31, 2023, we had $70.0 million deposit in an interest-bearing account with OCBC. Pursuant to the Deposit Agreement, we will deposit sufficient collateral for the Term Loan in future periods. This cash collateral will be classified as restricted cash and will not be available to support ongoing working capital and investment needs. Upon the occurrence of an event of default, which includes our failure to satisfy our deposit obligations under the Deposit Agreement or the breach of certain of the covenants under the Deposit Agreement, OCBC is entitled to accelerate amounts due under the Deposit Agreement and dispose the collateral as permitted under applicable law. Any declaration by OCBC of an event of default could adversely affect our business, prospects, operating results and financial condition and could cause the price of our common stock to decline.

Pricing under the Agreement is set on a cost-plus basis and is subject to a minimum commitment on behalf of Enovix. At any time during the first seven years of the Agreement's term, we reserve the right to purchase the Gen2 Line 1 by repaying the equipment cost, net of depreciation, as defined in the Agreement and we shall also bear the early repayment penalty fee imposed by OCBC (if any).

Our manufacturing arrangement with YBS creates risks because we will rely on YBS for manufacturing facilities, procurement, personnel and financing among others. Further, manufacturing in Malaysia is subject to possible disruptions in our manufacturing operations as a result of power outages, improperly functioning equipment, disruptions in supply of raw materials or components, or equipment failures. Our manufacturing operations may be subject to natural occurrences and possible climate changes. Other events, including political or public health crises, may affect our production capabilities or that of our suppliers, including as a result of quarantines, closures of production facilities, lack of supplies, or delays caused by restrictions on travel or shipping. As a result, in addition to disruptions to operations, our insurance premiums may increase, or we may not be able to fully recover any sustained losses through insurance. If this manufacturing arrangement does not perform as expected, it may materially and adversely affect our results of operations, financial condition and prospects.

In addition, our agreement with YBS exposes us to significant risks and limits our control and oversight over the management of manufacturing processes, capacity constraints, delivery timetables, product quality assurance and costs. If we fail to effectively manage our relationship with YBS, or if YBS is unable to meet our manufacturing requirements in a timely matter, or if we experience delays, disruptions or quality control problems, it may materially and adversely affect our business, prospects, financial condition and results of operations.

Our operations in international markets, including our manufacturing operations, expose us to operational, financial and regulatory risks.

We have commenced international manufacturing operations in Malaysia with YBS and, in October 2023, we acquired Routejade, a battery manufacturer in Korea. We are continuing to adapt to and develop strategies to address international markets, but there is no guarantee that such efforts will have the desired effect. We expect that our international activities will continue to grow for the foreseeable future as we continue to pursue opportunities in existing and new international markets, which will require significant dedication of management attention and financial resources.

International operations, including any manufacturing operations, are subject to a number of risks, including:

- burdens of complying with a wide variety of laws and regulations;

- unexpected changes in regulatory requirements;

- exposure to political or economic instability and general economic fluctuations in the countries we operate;

- risks resulting from changes in currency exchange rates;

- changes in diplomatic and trade relationships;

- trade restrictions;

- terrorist activities, natural disasters, epidemics, pandemics and other outbreaks, including the regional or local impacts of any such activity;

- political, economic and social instability, war or armed conflict;

- differing employment practices and laws and labor disruptions, including strikes and other work stoppages, strains on the available labor pool, labor unrest, changes in labor costs and other employment dynamics;

- the imposition of government controls;

- lesser degrees of intellectual property protection;

- tariffs and customs duties, or other barriers to some international markets, and the classifications of our goods by applicable governmental bodies; and

- a legal system subject to undue influence or corruption.

The occurrence of any of these risks could negatively affect our international business or increase our costs and decrease our profit margins and consequently materially and adversely affect our business, operating results and financial condition.

We may not be able to source or establish supply relationships for necessary components or may be required to pay costs for components that are more expensive than anticipated, which could delay the introduction of our product and negatively impact our business.

We rely on third-party suppliers for components necessary to develop and manufacture our lithium-ion batteries, including key supplies, such as our anode, cathode and separator materials. If we are unable to enter into commercial agreements with these suppliers on beneficial terms, or these suppliers experience difficulties ramping up their supply of materials to meet our requirements, or these suppliers experience any delays in providing or developing the necessary materials, or these suppliers cease providing or developing the necessary materials, we could experience delays in delivering on our timelines.

The unavailability of any equipment component could result in delays in constructing the manufacturing equipment, idle manufacturing facilities, product design changes and loss of access to important technology and tools for producing and supporting our lithium-ion batteries production, as well as impact our capacity. Moreover, significant increases in our production or product design changes by us may in the future require us to procure additional components in a short amount of time. We have faced in the past, and may face in the future suppliers who are unwilling or unable to sustainably meet our timelines or our cost, quality and volume needs, or to do so may cost us more, which may require us to replace them with other sources, which may further impact our timelines and costs. While we believe that we will be able to secure additional or alternate sources for most of our components, there is no assurance that we will be able to do so quickly or at all. Any inability or unwillingness of our suppliers to deliver necessary product components at timing, prices, quality and volumes that are acceptable to us could have a material impact on our business, prospects, financial condition, results of operations and cash flows.

Our business depends on the continued supply of certain materials for our products and we expect to incur significant costs related to procuring materials required to manufacture and assemble our batteries. The cost of our batteries depends in part upon the prices and availability of raw materials such as lithium, silicon, nickel, cobalt, copper and/or other metals. The prices for these materials fluctuate and their available supply has been, and may continue to be, unstable depending on market conditions and global demand for these materials, including as a result of increased global production of EVs and energy storage products, recent inflationary pressures, supply chain disruption caused by pandemics or other outbreaks, and war or other armed conflicts, including Russia's invasion of Ukraine and the Israel-Hamas war. We also have experienced a need for expedited freight services associated with supply chain challenges, resulting in higher logistics costs. Moreover, we may not be able to negotiate purchase agreements and delivery lead-times for such materials on advantageous terms. In addition, several large battery companies are developing and manufacturing key supplies such as cathode material on their own, and as a result such supplies may be proprietary to these companies. Reduced availability of these materials or substantial increases in the prices for such materials has increased, and may continue to increase, the cost of our components and consequently, the cost of our products. There can be no assurance that we will be able to recoup increasing costs of our components, including as a result of recent inflationary pressures, by increasing prices, which in turn would increase our operating costs and negatively impact our prospects.

Any disruption in the supply of components or materials could temporarily disrupt production of our batteries until an alternative supplier is able to supply the required material. Changes in business conditions, unforeseen circumstances, governmental changes, labor shortages, the effects of pandemics or other outbreaks and other factors beyond our control or which we do not presently anticipate, could also affect our suppliers' ability to deliver components to us on a timely basis.

Currency fluctuations, trade barriers, trade sanctions, export restrictions, tariffs, embargoes or shortages and other general economic or political conditions may limit our ability to obtain key components for our lithium-ion batteries or significantly increase freight charges, raw material costs and other expenses associated with our business, which could further materially and adversely affect our results of operations, financial condition and prospects. For example, our factories are located in Fremont, California, Malaysia and Korea and our products require materials and equipment manufactured outside these countries, including the PRC. If tariffs are placed on these materials and equipment, it could materially impact our ability to obtain materials on commercially reasonable terms.

Any of the foregoing could materially and adversely affect our results of operations, financial condition and prospects.

We may be unable to adequately control the costs associated with our operations and the components necessary to build our lithium-ion battery cells.

We will require significant capital to develop and grow our business and expect to incur significant expenses, including those relating to raw material procurement, leases, sales and distribution as we build our brand and market our batteries, and general and administrative costs as we scale our operations. Our ability to become profitable in the future will not only depend on our ability to successfully market our lithium-ion batteries and services, but also to control our costs. A large fraction of the cost of our battery, like most commercial batteries, is driven by the cost of component materials like anode and cathode powder, separator, pouch material, current collectors, etc. It also includes machined parts that are part of the package. We have assumed based on extensive discussions with vendors, customers, industry analysts and independent research, target costs at startup of production and an assumed cost reduction over time. These estimates may prove inaccurate and adversely affect the cost of our batteries.

If we are unable to cost-efficiently manufacture, market, sell and distribute our lithium-ion batteries and services, our margins, profitability and prospects would be materially and adversely affected. We have not yet produced any lithium-ion battery cells at significant volume, and our forecasted cost advantage for the production of these cells at scale, compared to conventional lithium-ion cells, will require us to achieve certain goals in connection with rates of throughput, use of electricity and consumables, yield and rate of automation demonstrated for mature battery, battery material and manufacturing processes, that we have not yet achieved and may not achieve in the future. We are planning on improving the productivity and reducing the cost of our production lines relative to the first line we have built. In addition, we are planning continuous productivity improvements going forward. If we are unable to achieve these targeted rates or productivity improvements, our business will be adversely impacted.

Additionally, we have previously undertaken restructuring plans to manage our operating expenses and we may do so again in the future. For example, in October 2023 we initiated a strategic realignment of Fab1 in Fremont designed to refocus the facility from a manufacturing hub to a "Center for Innovation" focused on new product development, which resulted in a plan of workforce reduction. We have incurred, and may in the future incur, material costs and charges in connection with restructuring plans and initiatives, and there can be no assurance that any restructuring plans and initiatives will be successful. Any restructuring plans may adversely affect our internal programs and our ability to recruit and retain skilled and motivated personnel, may result in a loss of continuity, loss of accumulated knowledge, or inefficiency during transitional periods, may require a significant amount of employees' time and focus, and may be distracting to employees, which may divert attention from operating and growing our business. For more information, see Note 15 "Restructuring Costs" of the notes to our consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K for further information.

If we fail to achieve some or all of the expected benefits of any restructuring plans, which may be impacted by factors outside of our control, our business, operating results, and financial condition could be adversely affected.

Risks Related to Our Customers

Our relationships with our current customers are subject to various risks which could adversely affect our business and future prospects.

Our customers' products are typically on a yearly or longer refresh cycles. If we miss qualification timing by even a small amount, the impact to our production schedule, revenue and profits could be large. While we intend to pass all qualification criteria, some field reliability risks remain such as cycle life, long-term high-temp storage capacity and swelling, etc.. Batteries are known in the market to have historically faced risk associated with safety, and therefore customers can be reluctant to take risks on new battery technologies. Since new battery technologies have not been widely adopted by customers in the battery market, it may be difficult for us to overcome customer risk objections. If unanticipated problems arise, it may raise warranty costs and adversely affect revenue and profit.

Our sales to military customers often involve standard form contracts, which may not be subject to negotiation. In particular, certain of these contracts involve unlimited damages provisions that could result in large-scale liabilities. In addition, one of our customers has exclusive rights to purchase our batteries for use in the augmented reality and virtual reality space through 2024, which could limit our ability to sell batteries to other customers and grow our business in such space through 2024.

If our batteries fail to perform as expected, our ability to develop, market and sell our batteries could be harmed.

We have experienced a limited number of returns of batteries that have failed to perform as expected. As commercial production of our lithium-ion battery cells increases, our batteries have in the past and may in the future contain defects in design and manufacture that may cause them to not perform as expected or that may require repairs, recalls and design changes. Our batteries are inherently complex and incorporate technology and components that have not been used for other applications and that may contain defects and errors, particularly when first introduced. We have a limited frame of reference from which to evaluate the long-term performance of our lithium-ion batteries. There can be no assurance that we will be able to detect and fix any defects in our lithium-ion batteries prior to the sale to potential consumers. If our batteries fail to perform as expected, we could lose design wins and customers may delay deliveries, terminate further orders or initiate product recalls, each of which could adversely affect our sales and brand and could adversely affect our business, prospects and results of operations.

Our cell architecture is different than others and may behave differently in certain customer use applications that we have not evaluated. This could limit our ability to deliver to certain applications, including, but not limited to action cameras, portable gaming and smartwatches built for children. In addition, we have limited historical data on the performance and reliability of our batteries over time, and therefore it could fail unexpectedly in the field resulting in significant warranty costs or brand damage in the market. In addition, the electrodes and separator structure of our battery is different from traditional lithium-ion batteries and therefore could be susceptible to different and unknown failure modes leading our batteries to fail and cause a safety event in the field, which could further result in the failure of our end customers' products as well as the loss of life or property. Such an event could result in severe financial penalties for us, including the loss of revenue, cancellation of supply contracts and the inability to win new business due to damage in the market. In addition, some of our supply agreements require us to fund some or all of the cost of a recall and replacement of end products affected by our batteries.

As a result of our recent acquisition, we currently have a concentration of customer accounts in the military and dependence on these customer accounts may create a risk to our financial stability.

We face risks associated with customer concentration, which could adversely affect our financial condition, results of operations, and business prospects. As a result of our acquisition of Routejade in October 2023, our current revenue stream is derived largely from on a limited number of key customers, including military contractors. A single customer, who is a military subcontractor in South Korea, accounted for approximately 75% of our total revenue for the fiscal year 2023. Any adverse changes in the purchasing behavior, financial stability, or strategic direction of these key customers could significantly impact our revenue. The terms and conditions of contracts with these key customers may not provide us with sufficient protection against fluctuations in demand, changes in pricing, or competitive pressures. Moreover, the expiration, termination, or renegotiation of contracts, whether from the integration of these customers as a result of the acquisition or otherwise, could lead to uncertainty and volatility in our revenue stream. Lack of diversification increases our susceptibility to adverse events affecting our key customers. The loss of a significant customer or a substantial reduction in business volume from key accounts could have a material adverse effect on our financial performance, cash flows, and ability to fund its operations, capital expenditures, and strategic initiatives. While we may seek to mitigate the risks associated with customer concentration through diversification efforts, expanded market reach, and enhanced customer relationship management, there can be no assurance that such measures will be successful in offsetting the potential adverse impacts of customer concentration.

Furthermore, such government contracts may be subject to procurement laws relating to the award, administration and performance of those contracts. Additionally, governmental entities are variously pursuing policies that may affect our ability to sell our products and services. Changes in government procurement policy, priorities, regulations, technology initiatives and/or requirements may negatively impact our ability to continue to earn revenue from government and military customers.

Our future growth and success depend on our ability to qualify new customers and the customer qualification cycles can take years to complete.

Our growth will depend in large part on our ability to qualify new customers. We have invested heavily in qualifying our customers and plan to continue to do so. We are in the very early stages of growth in our existing markets, and we expect to substantially raise brand awareness by connecting directly with our customers. We anticipate that these activities will lead to additional deliveries, and, as a result, increase our base of our qualified customers. An inability to attract new customers would substantially impact our ability to grow revenue or improve our financial results.

Customer qualification cycles are long and it can take many years for our products to qualify for customer shipment. There are numerous and rigorous safety, performance and other tests that we need to pass in order to achieve a customer design win. If we fail to qualify new customers in a timely manner, our business, financial condition and operating results may be harmed.

Our future growth and success depend on our ability to sell effectively to large customers.

Our potential customers are manufacturers of products that tend to be large enterprises and organizations, including the military. Therefore, our future success will depend on our ability to effectively sell our products to such large customers. Sales to these end-customers involve risks that may not be present (or that are present to a lesser extent) with sales to smaller customers. These risks include, but are not limited to, increased purchasing power and leverage held by large customers in negotiating contractual arrangements with us and longer sales cycles and the associated risk that substantial time and resources may be spent on a potential end-customer that elects not to purchase our solutions.

Large organizations often undertake a significant evaluation process that results in a lengthy sales cycle. In addition, product purchases by large organizations are frequently subject to budget constraints, multiple approvals and unanticipated administrative, processing and other delays. Finally, large organizations typically have longer implementation cycles, require greater product functionality and scalability, require a broader range of services, demand that vendors take on a larger share of risks, require acceptance provisions that can lead to a delay in revenue recognition and expect greater payment flexibility. All of these factors can add further risk to business conducted with these potential customers.

We may not be able to accurately estimate the future supply and demand for our batteries, which could result in a variety of inefficiencies in our business and hinder our ability to generate revenue. If we fail to accurately predict our manufacturing requirements, we could incur additional costs or experience delays.

It is difficult to predict our future revenue and appropriately budget for our expenses, and we may have limited insight into trends that may emerge and affect our business. We anticipate being required to provide forecasts of our demand to our current and future suppliers prior to the scheduled delivery of products to potential customers. Currently, there is no historical basis for making judgments on the demand for our batteries or our ability to develop, manufacture and deliver batteries, or our profitability in the future. If we overestimate our requirements, our suppliers may have excess inventory, which indirectly would increase our costs. If we underestimate our requirements, our suppliers may have inadequate inventory, which could interrupt manufacturing of our products and result in delays in shipments and revenue. Many factors will affect the demand for our batteries. For example, most of the end products in which our batteries are expected to be used are manufactured in the PRC. If the political situation between the PRC and the United States were to deteriorate, it could prevent our customers from purchasing our batteries.

Lead times for materials and components that our suppliers order may vary significantly and depend on factors such as the specific supplier, contract terms and demand for each component at a given time. If we fail to order sufficient quantities of product components in a timely manner, the delivery of batteries to our potential customers could be delayed, which would harm our business, financial condition and operating results.

Increases in sales of our lithium-ion battery cells may increase our dependency upon specific customers and our costs to develop and qualify our system solutions.

The development of our lithium-ion battery cells is dependent, in part, upon successfully identifying and meeting our customers' specifications for those products. Developing and manufacturing lithium-ion batteries with specifications unique to a customer increases our reliance upon that customer for purchasing our products at sufficient volumes and prices in a timely manner. If we fail to identify or develop products on a timely basis, or at all, that comply with our customers' specifications or achieve design wins with customers, we may experience a significant adverse impact on our revenue and margins. Even if we are successful in selling lithium-ion batteries to our customers in sufficient volume, we may be unable to generate sufficient profit if per-unit manufacturing costs exceed per-unit selling prices. Manufacturing lithium-ion batteries to customer specifications requires a longer development cycle, as compared to discrete products, to design, test and qualify, which may increase our costs and could harm our business, financial condition and operating results.

Risks Related to Our Business

We have a history of financial losses and expect to incur significant expenses and continuing losses for the foreseeable future.

We incurred net loss attributable to Enovix of approximately $214.1 million and $51.6 million, respectively, for the fiscal years 2023 and 2022 and an accumulated deficit of approximately $598.8 million as of December 31, 2023. We believe that we will continue to incur operating and net losses each quarter until at least the time we begin significant production of our lithium-ion batteries.

We expect the rate at which we will incur losses to be significantly higher in future periods as we, among other things: (i) continue to incur significant expenses in connection with the development of our manufacturing process and the manufacturing of our batteries; (ii) secure additional manufacturing facilities and invest in manufacturing capabilities; (iii) build up inventory of components for our batteries; (iv) increase our sales and marketing activities; develop our distribution infrastructure; and (v) increase our general and administrative functions to support our growing operations. We may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in substantial revenue, which would further increase our losses.

We are in the early stage of commercialization. In addition, certain aspects of our technology have not been fully field tested. If we are unable to develop our business and effectively commercialize our products as anticipated, we may not be able to generate revenue or achieve profitability.

The growth and development of our operations will depend on the successful commercialization and market acceptance of our products and our ability to manufacture products at scale while timely meeting customers' demands.

There is no certainty that, once shipped, our products will operate as expected, and we may not be able to generate sufficient customer confidence in our latest designs and ongoing product improvements. There are inherent uncertainties in our ability to predict future demand for our products and, as a consequence, we may have inadequate production capacity to meet demand, or alternatively, have excess available capacity. Our inability to predict the extent of customer adoption of our proprietary technologies makes it difficult to evaluate our future prospects.

Beginning in the second quarter of 2022, we made commercial shipments to multiple customers. If we experience significant delays or order cancellations, or if we fail to develop our products in accordance with contract specifications, then our operating results and financial condition could be adversely affected. In addition, there is no assurance that if we alter or change our products in the future, that the demand for these new products will develop, which could adversely affect our business and any possible revenue. If our products are not deemed desirable and suitable for purchase and we are unable to establish a customer base, we may not be able to generate revenue or attain profitability. In addition, if we are unable to deliver our service on a timely basis, we may not be able to attract and engage new or existing customers for service contracts and we may not be able to generate revenue or attain profitability.

We face significant barriers in our attempts to produce our products, our products are still under development, and we may not be able to successfully develop our products at commercial scale. If we cannot successfully overcome those barriers, our business will be negatively impacted and could fail.

Producing lithium-ion batteries that meet the requirements for wide adoption by industrial and consumer applications is a difficult undertaking. We are still in the early stage of commercialization and face significant challenges achieving the long-term energy density targets for our products and producing our products in commercial volumes. Some of the challenges that could prevent the wide adoption of our lithium-ion batteries include difficulties with (i) increasing the volume, yield and reliability of our cells, (ii) increasing manufacturing capacity to produce the volume of cells needed to meet demand, (iii) installing and optimizing higher volume manufacturing equipment, (iv) packaging our batteries to ensure adequate cycle life, (v) material cost reductions, (vi) qualifying new vendors, (vii) expanding supply chain capacity, (viii) the completion of rigorous and challenging battery safety testing required by our customers or partners, including but not limited to, performance, cycle life and abuse testing and (x) the development of the final manufacturing processes.

Our Fab2 facility is under construction and at the developing stage. We may encounter yield, material cost, performance and manufacturing process challenges to be solved when it will shift to production stage, prior to volume commercial production. We may be likely to encounter further engineering challenges as we increase the capacity of our batteries and efficiency of our manufacturing process. If we are not able to overcome these barriers in producing our batteries, our business could fail.

The Gen2 manufacturing equipment requires qualified labor to inspect the parts to ensure proper assembly. We have already experienced equipment malfunctions during the scaling up of the manufacturing process, and the lack of qualified labor to inspect our batteries may further slow our production and impact our manufacturing costs and production schedule.

Even if we complete development and achieve volume production of our lithium-ion batteries, if the cost, performance characteristics or other specifications of the batteries fall short of our targets, our sales, product pricing and margins would likely be adversely affected.

We have acquired and may continue to acquire other businesses, which could require significant management attention, disrupt our business, or dilute stockholder value.

On October 31, 2023, we acquired Routejade, a manufacturer of lithium-ion batteries. Although we have limited experience in acquisitions, we may continue to make future acquisitions of other companies, products and technologies for the ongoing development or expansion of our existing operations. We may not be able to find suitable acquisition candidates and we may not be able to complete acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions we complete could be viewed negatively by existing and potential customers, vendors, suppliers, business partners or investors. In addition, we may not be able to integrate acquired businesses successfully or effectively manage the combined company following an acquisition. If we fail to successfully integrate our acquisitions, or the people or technologies associated with those acquisitions, into our company, the results of operations of the combined company could be adversely affected. Any integration process will require significant time and resources, require significant attention from management and disrupt the ordinary functioning of our business, and we may not be able to manage the process successfully, which could harm our business. In addition, we may not successfully evaluate or utilize the acquired technology and accurately forecast the financial impact of an acquisition transaction, including accounting charges. We may not be able to fully realize the anticipated profits or other benefits of any particular transaction in the timeframe we expected or at all due to competition, market trends, additional costs or investments, the actions of advisors, suppliers or other third parties, or other factors. The transaction has resulted, and in the future may result, in significant costs and expenses. Finally, we may have failed to identify significant issues with the target during the due diligence process that may result in significant liabilities.

We have previously, and may in the future, pay cash, incur debt or issue equity securities to pay for any such acquisition, each of which could affect our financial condition or the value of our capital stock. The sale of our equity to finance any such acquisitions could result in dilution to our stockholders. If we incur more debt, it would result in increased fixed obligations and could also subject us to covenants or other restrictions that would impede our ability to flexibly operate our business.

Fluctuations in foreign currency exchange rates or interest rates have had, and could continue to have, an adverse impact on our financial condition and results of operations.

Changes in the value of foreign currencies relative to the U.S. dollar and related changes in interest rates have adversely affected our results of operations and financial position and could continue to do so. In recent periods, as the value of the U.S. dollar has strengthened in comparison to certain foreign currencies (particularly in Korea, where we have received most of our revenue for the fiscal year 2023), our reported international revenue has been reduced because foreign currencies translate into fewer U.S. dollars. As approximately all of our revenue is denominated in foreign currencies, these exchange rate fluctuations have impacted, and we expect will continue to impact, our revenue results.

Operational problems with our manufacturing equipment subject us to safety risks which, if not adequately addressed, could have a material adverse effect on our business, results of operations, cash flows, financial condition or prospects.

Operational problems with our manufacturing equipment subject us to safety risks which, if not adequately addressed, could result in the personal injury to or death of workers, the loss of production equipment, damage to manufacturing facilities, monetary losses, delays and unanticipated fluctuations in production. We have retained industry experts and designed our factory with appropriate safety precautions to address the fire risk of manufacturing batteries and minimize the impact of any event. Should these precautions be inadequate or an event be larger than expected, we could have significant equipment or facility damage that would impact our ability to deliver product and require additional cash to recover. In addition, operational problems may result in environmental damage, administrative fines, increased insurance costs and potential legal liabilities. All of these operational problems could have a material adverse effect on our business, results of operations, cash flows, financial condition or prospects.

Lithium-ion battery modules in the marketplace have been observed to catch fire or vent smoke and flame, and such events have raised concerns over the use of such batteries.

We develop lithium-ion battery cells for industrial and consumer equipment and intend to supply these lithium-ion battery cells for industrial and consumer applications. Historically, lithium-ion batteries in laptops and cellphones have been reported to catch fire or vent smoke and flames, and more recently, news reports have indicated that several EVs that use high-power lithium-ion batteries have caught on fire. As such, any adverse publicity and issues as to the use of high-power batteries in automotive or other applications will affect our business and prospects. In addition, any failure of our battery cells may cause damage to the industrial or consumer equipment or lead to personal injury or death and may subject us to lawsuits.

Our risks in this area are particularly pronounced given our lithium-ion batteries and our BrakeFlow™ technology have not yet been commercially tested or mass produced. We may have to recall our battery cells, which would be time-consuming and expensive. A product liability claim could generate substantial negative publicity about our batteries and business and inhibit or prevent commercialization of other future battery candidates, which would have a material adverse effect on our brand, business, prospects and operating results. Any insurance coverage might not be sufficient to cover all potential product liability claims. Any lawsuit seeking significant monetary damages either in excess of our coverage, or outside of our coverage, may have a material adverse effect on our reputation, business and financial condition. We may not be able to secure additional product liability insurance coverage on commercially acceptable terms or at reasonable costs when needed, particularly if we do face liability for our products and are forced to make a claim under our policy.

Further, product liability claims, injuries, defects or other problems experienced by other companies in the lithium-ion battery market could lead to unfavorable market conditions for the industry as a whole, and may have an adverse effect on our ability to attract new customers, thus harming our growth and financial performance.

The battery market continues to evolve and is highly competitive, and we may not be successful in competing in this industry or establishing and maintaining confidence in our long-term business prospects among current and future partners and customers.

The battery market in which we compete continues to evolve and is highly competitive. To date, we have focused our efforts on our silicon anode technology, which has been, and is being, designed to outperform conventional lithium-ion battery technology and other battery technologies. However, lithium-ion battery technology has been widely adopted, and our current competitors have, and future competitors may have, greater resources than we do and may also be able to devote greater resources to the development of their current and future technologies. These competitors also may have greater access to customers and may be able to establish cooperative or strategic relationships amongst themselves or with third parties that may further enhance their resources and competitive positioning. Furthermore, existing and potential customers have developed, and may in the future develop, their own lithium-ion battery technology and other battery technologies. In addition, lithium-ion battery manufacturers may make improvements in energy density faster than they have historically and what we have assumed, continue to reduce cost and expand supply of conventional batteries and therefore reduce our energy density advantage and price premium, which would negatively impact the prospects for our business or negatively impact our ability to sell our products at a market-competitive price and sufficient margins.

There are a number of companies seeking to develop alternative approaches to lithium-ion battery technology. We expect competition in battery technology to intensify. Developments in alternative technologies, improvements in batteries technology made by competitors, or changes in our competitors' respective business models may materially adversely affect the sales, pricing and gross margins of our batteries. For example, large battery companies are becoming increasingly vertically integrated with respect to cathode materials, with the consequence being that next generation LCO material development will be proprietary to large battery companies. If a competing technology is developed that has superior operational or price performance, our business will be harmed. Further, our financial modeling assumes that, in addition to improving our core architecture over time, we are able to retain access to state-of-the-art industry materials as they are developed. If industry battery competitors develop their own proprietary materials, we would be unable to access these and would lose our competitive advantage in the market. If we fail to accurately predict and ensure that our battery technology can address customers' changing needs or emerging technological trends, or if our customers fail to achieve the benefits expected from our lithium-ion batteries, our business will be harmed.

We must continue to commit significant resources to develop our battery technology in order to establish a competitive position, and these commitments will be made without knowing whether such investments will result in products potential customers will accept. There is no assurance we will successfully identify new customer requirements or develop and bring our batteries to market on a timely basis, or that products and technologies developed by others will not render our batteries obsolete or noncompetitive, any of which would adversely affect our business and operating results. Further, if we are unable to improve our energy density at a rate faster than the industry, our competitive advantage will erode. In addition, if we fail to produce batteries in large scale volume production at reduced unit cost, it may negatively impact our competitive advantage in the industry.

Customers will be less likely to purchase our batteries if they are not convinced that our business will succeed in the long term. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed in the long term. Accordingly, in order to build and maintain our business, we must maintain confidence among current and future partners, customers, suppliers, analysts, ratings agencies and other parties in our long-term financial viability and business prospects. Maintaining such confidence may be particularly complicated by certain factors including those that are largely outside of our control, such as our limited operating history, market unfamiliarity with our products, any delays in scaling manufacturing, delivery and service operations to meet demand, competition and uncertainty regarding our production and sales performance compared with market expectations. In addition, due to competition, we may face pricing pressure and may not be able to charge the prices we would like or achieve profitability on the timeline we plan.

We could face state-sponsored competition from overseas and may not be able to compete in the market on the basis of price.

One or more foreign governments, including the PRC, have concluded that battery technology and battery manufacturing is a national strategic priority and therefore have instituted official economic policies meant to support these activities. These policies may provide our competitors with artificially lower costs. If these lower costs materialize and enable competitive products to be sold into our markets at prices that, if applied to us, would cause us to become unprofitable, our ability to continue operating could be threatened.

Our failure to keep up with rapid technological changes and evolving industry standards may cause our batteries to become less marketable or obsolete, resulting in a decrease in demand for our batteries and harm our ability to grow revenue and expand margins.

The lithium-based battery market is characterized by changing technologies and evolving industry standards, which are difficult to predict. This, coupled with frequent introduction of new products and models, has shortened product life cycles and may render our batteries less marketable or obsolete. Also, our ability to grow revenue and expand margins will depend on our ability to develop and launch new product designs. If we fail to invest in the development of new products and technologies, we may lose the opportunity to compete effectively or at all, particularly in the EV space, which has been the subject of significant progress in recent years. Third parties, including our competitors, may improve their technologies or even achieve technological breakthroughs that could decrease the demand for our batteries. Our ability to adapt to evolving industry standards and anticipate future standards and market trends will be a significant factor in maintaining and improving our competitive position and our prospects for growth.

If we are unable to attract and retain key employees and qualified personnel on a global basis, our ability to compete could be harmed.

Our success depends on our ability to attract and retain our executive officers, key employees and other qualified personnel on a global basis, and, as a relatively small company with key talent residing in a limited number of employees, our operations and prospects may be severely disrupted if we lose any one or more of their services. There have been, and from time to time, there may continue to be, changes in our management team resulting from the hiring or departure of executives and key employees, or the transition of executives within our business, which could disrupt our business. For example, Dr. Raj Talluri began serving as our new Chief Executive Officer on January 18, 2023 and Farhan Ahmad began service as our new Chief Financial Officer on July 10, 2023. Such changes in our executive management team may be disruptive to our business. Some of our executive officers and members of our management team have been with us for a short period of time and we continue to develop key functions within various aspects of our business. If we continue to experience high turnover of, fail to implement succession plans for, or encounter difficulties associated with the transition of our executive officers and key employees, or if we are not successful in recruiting new personnel or in retaining and motivating existing personnel, our operations may be disrupted, which could harm our business. We are also dependent on the continued service of our other senior technical and management personnel because of the complexity of our products. Our senior management, including Dr. Talluri and Mr. Ahmad, and key employees are employed on an at-will basis. We cannot ensure that we will be able to retain the services of any member of our senior management or other key employees or that we would be able to timely replace members of our senior management or other key employees should any of them depart. The loss of one or more of our senior management or other key employees could harm our business.

Further, as we locate, build out and bring online our new manufacturing facilities, we will need to hire personnel to staff and maintain such facilities with the technical qualifications, which we may not be able to do in the location at which a facility is located. Labor is subject to external factors that are beyond our control, including our industry's highly competitive market for skilled workers and leaders, cost inflation, and workforce participation rates. As we build our brand and become more well known and grow globally, there is increased risk that competitors or other companies will seek to hire our personnel. While some of our employees are bound by non-competition agreements, these may prove to be unenforceable. The failure to attract, integrate, train, motivate and retain these personnel could seriously harm our business and prospects.

In the past, we had identified material weaknesses in our internal control over financial reporting. If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports, and the market price of our common stock may be materially adversely affected.

In the past, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting, all of which have since been remediated. We did not identify any material weakness for the fiscal year ended December 31, 2023.

Furthermore, if, in the future, we have a material weakness in our internal controls over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We or our independent registered public accounting firm may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting, which could harm our operating results, cause investors to lose confidence in our reported financial information and cause the trading price of our stock to fall. In addition, as a public company, we are required to file accurate and timely quarterly and annual reports with the SEC under the Exchange Act. Any failure to report our financial results on an accurate and timely basis could result in sanctions, lawsuits, delisting of our shares from The Nasdaq Global Select Market or other adverse consequences that would materially harm our business. In addition, we could become subject to investigations by the stock exchange on which our securities are listed, the SEC and other regulatory authorities and litigation from investors and stockholders, which could harm our reputation and our financial condition, or divert financial and management resources from our core business.

We have incurred and will incur significant increased expenses and administrative burdens as a public company, which could negatively impact our business, financial condition and results of operations.

We face increased legal, accounting, administrative and other costs and expenses as a public company that we would not incur as a private company. The Sarbanes-Oxley Act of 2002, including the requirements of Section 404, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations promulgated and to be promulgated thereunder, the PCAOB and the securities exchanges, impose additional reporting and other obligations on public companies. Compliance with public company requirements will increase costs and make certain activities more time consuming. A number of those requirements require us to carry out activities that we had not done previously. For example, we have created new board committees and adopted new internal controls and disclosure controls and procedures. In addition, expenses associated with SEC reporting requirements have been and will be incurred. Furthermore, if any issues in complying with those requirements are identified (for example, if we identify a material weakness or significant deficiency in the internal control over financial reporting), we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect our reputation or investor perceptions of us. It may also be more expensive to obtain director and officer liability insurance. Risks associated with our status as a public company may make it more difficult to attract and retain qualified persons to serve on our board of directors or as executive officers. The additional reporting and other obligations imposed by these rules and regulations have increased and will increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities. These increased costs will require us to divert a significant amount of money that could otherwise be used to expand the business and achieve strategic objectives. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

In addition, we implemented an enterprise resource planning ("ERP"), system for our company. An ERP system is intended to combine and streamline the management of our financial, accounting, human resources, sales and marketing and other functions, enabling us to manage operations and track performance more effectively. However, an ERP system will likely require us to complete many processes and procedures for the effective use of the system or to run our business using the system, which may result in substantial costs. Additionally, in the future, we may be limited in our ability to convert any business that we acquire to the ERP. Any disruptions or difficulties in using an ERP system could adversely affect our controls and harm our business, including our ability to forecast or make sales and collect our receivables. Moreover, such disruption or difficulties could result in unanticipated costs and diversion of management attention.

Our failure to maintain effective controls and procedures required by Section 404(a)of the Sarbanes-Oxley Act of 2002 that are applicable to us could negatively impact our business.

We are subject to Section 404 of the Sarbanes-Oxley Act of 2002. The standards required for a public company under Section 404(a) of the Sarbanes-Oxley Act of 2002 are significantly more stringent than those that were required of us as a privately held company. Management may not be able to maintain effective controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that are applicable to us. If we are not able to maintain the additional requirements of Section 404(a) in a timely manner or with adequate compliance, we may not be able to assess whether our internal controls over financial reporting are effective, which may subject us to adverse regulatory consequences and could harm investor confidence and the market price of our securities.

We are required, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In addition, our independent registered public accounting firm is required to attest to the effectiveness of our internal control over financial reporting. Our compliance with Section 404 requires that we incur substantial expenses and expend significant management efforts. We engaged a third party service provider to perform a review of our internal control over financial reporting. As we continue to grow, we will hire additional accounting and finance staff with appropriate public company experience and technical accounting knowledge to update the process documentation and internal controls for compliance with Section 404.

We have previously been, currently are, and may in the future be involved in class-action lawsuits and other litigation matters that are expensive and time-consuming. If resolved adversely, lawsuits and other litigation matters could seriously harm our business.

We have previously been, currently are, and may in the future be subject to litigation such as putative class action and shareholder derivative lawsuits brought by stockholders. We anticipate that we will be a target for lawsuits in the future, as we have been in the past.

On January 6, 2023, a purported Company stockholder filed a securities class action complaint in the U.S. District Court for the Northern District of California against us and certain of its current and former officers and directors. The complaint alleges that defendants violated Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder by making material misstatements or omissions in public statements related to our manufacturing scaleups and testing of new equipment. A substantially identical complaint was filed on January 25, 2023 by another purported Company stockholder. Following consolidation of the cases and court appointment of two purported Company stockholder lead plaintiffs, a consolidated complaint alleging substantially similar claims, including allegations that the defendants made material misstatements or omissions in public statements related to testing of new equipment, was filed on July 7, 2023. The consolidated complaint seeks unspecified damages, interest, fees and costs on behalf of all persons and entities who purchased and/or acquired shares of the Company or RSVAC's common stock between June 24, 2021 and January 3, 2023. The Company and the named officers and directors moved to dismiss the complaint on September 15, 2023. On January 30, 2024, the court granted the motion to dismiss with leave to amend. The lead plaintiffs have until March 5, 2024 to amend their complaint. We and the other defendants intend to vigorously defend against the claims in these actions. Any litigation to which we are a party may result in an onerous or unfavorable judgment that may not be reversed on appeal, or we may decide to settle lawsuits on similarly unfavorable terms. Any such negative outcome could result in payments of substantial monetary damages and accordingly our business could be seriously harmed. The results of lawsuits and claims cannot be predicted with certainty. Regardless of the final outcome, defending these claims, and associated indemnification obligations, are costly and can impose a significant burden on management and employees, and we may receive unfavorable preliminary, interim, or final rulings in the course of litigation, which could seriously harm our business.

Risks Related to Our Capital Needs and Capital Strategy

We may not have adequate funds to finance our operating needs and our growth, and may need to raise additional capital, which we may not be able to do.

The design, manufacture and sale of batteries is a capital-intensive business. As a result of the capital-intensive nature of our business, we can be expected to continue to sustain substantial operating expenses without generating sufficient revenue to cover expenditures. We may need to raise additional capital to acquire our next manufacturing facility and build it out, as well as to support our manufacturing agreement with YBS and our cash deposit agreement with OBCB. Adequate additional funding may not be available to us on acceptable terms or at all, and if the financial markets become difficult or costly to access, including due to rising interest rates, fluctuations in foreign currency exchange rates or other changes in economic conditions, our ability to raise additional capital may be negatively impacted. Our failure to raise capital in the future would have a negative impact on our ability to complete our manufacturing facilities, our financial condition and our ability to pursue our business strategies. The amount of capital that we will be required to raise, and our ability to raise substantial additional capital, will depend on many factors, including, but not limited to:

- our ability and the cost to develop our new and complex manufacturing process that will produce lithium-ion batteries in a cost-effective manner;

- our ability to continue to build-out and scale our Malaysia manufacturing facility in a timely and cost-effective manner;

- our ability to locate and acquire new, larger manufacturing facilities on commercially reasonable terms;

- our ability to build out our new, larger manufacturing facilities in a cost-effective manner;

- the cost of preparing to manufacture lithium-ion batteries on a larger scale;

- the costs of commercialization activities including product sales, marketing, manufacturing and distribution;

- our ability to hire additional personnel;

- the demand for our lithium-ion batteries and the prices for which we will be able to sell our lithium-ion batteries;

- the emergence of competing technologies or other adverse market developments; and

- volatility in the equity markets, including as a result of rising interest rates, inflation or war or other armed conflict, such as Russia's invasion of Ukraine and the Israel-Hamas war.

Our long-term financial model assumes we expand both on our own and by partnering with other battery companies. Should we not be able to achieve these partnering goals we would have to expand purely on our own. This would require additional capital and could impact how fast we can ramp revenue and achieve profitability. It could also impact our ability to service some customers that require second sources for supply. Additionally, if we can achieve these partnerships but not on the financial terms we are assuming, it could impact our financial performance.

Further, we cannot guarantee that our business will generate sufficient cash flow from operations to fund our capital expenditures or other liquidity needs. Over time, we expect that we will need to raise additional funds through the issuance of equity, equity-related or debt securities or through obtaining credit from financial institutions to fund, together with our principal sources of liquidity, ongoing costs such as research and development relating to our batteries, any significant unplanned or accelerated expenses and new strategic investments.

As discussed in the consolidated financial statements, in Part II, Item 8 of this Annual Report on Form 10-K, we are not profitable and have incurred losses in each year since our inception. We incurred net loss attributable to Enovix of $214.1 million and $51.6 million, respectively, for the fiscal years ended December 31, 2023 and January 1, 2023. As of December 31, 2023, we had an accumulated deficit of $598.8 million. We expect to continue to incur losses for the foreseeable future, and we anticipate these losses will increase as we continue our manufacturing scale up, add additional manufacturing capacity, continue commercialization and continue to operate as a public company and comply with legal, accounting and other regulatory requirements. We cannot be certain that additional capital will be available on attractive terms, if at all, when needed, which could be dilutive to stockholders, and our financial condition, results of operations, business and prospects could be materially and adversely affected.

Raising additional funds may cause dilution to existing stockholders and/or may restrict our operations or require us to relinquish proprietary rights.

To the extent that we raise additional capital by issuing equity or convertible debt securities, our existing stockholders' ownership interest may experience substantial dilution, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of a holder of our Common Stock. Any agreements for future debt or preferred equity financings, if available, may involve covenants limiting or restricting our ability to take specific actions, such as raising additional capital, incurring additional debt, making capital expenditures or declaring dividends. In addition, if we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may be required to relinquish valuable rights to our technologies or future revenue streams. If we incur additional debt, the debt holders, together with holders of our outstanding Convertible

Senior Notes, would have rights senior to holders of common stock to make claims on our assets, and the terms of any future debt could restrict our operations, including our ability to pay dividends on our common stock.

Risks Related to Our Convertible Senior Notes

Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, including the Convertible Senior Notes, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not continue to generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations, including the Convertible Senior Notes.

The conditional conversion feature of the Convertible Senior Notes, if triggered, may adversely affect our financial condition and operating results.

In the event the conditional conversion feature of the Convertible Senior Notes is triggered, holders of the Convertible Senior Notes will be entitled to convert their notes at any time during specified periods at their option. If one or more holders elect to convert their notes, unless we elect to satisfy our conversion obligation by delivering solely shares of our common stock (other than paying cash in lieu of delivering any fractional share), we would be required to settle a portion or all of our conversion obligation through the payment of cash, which could adversely affect our liquidity. In addition, even if holders do not elect to convert their notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the Convertible Senior Notes as a current rather than long-term liability, which would result in a material reduction of our net working capital.

Certain provisions in the indenture governing the Convertible Senior Notes may delay or prevent an otherwise beneficial takeover attempt of us.

Certain provisions in the indenture governing the Convertible Senior Notes may make it more difficult or expensive for a third party to acquire us. For example, the indenture governing the Convertible Senior Notes will require us to repurchase the Convertible Senior Notes for cash upon the occurrence of a fundamental change and, in certain circumstances, to increase the conversion rate for a holder that converts its notes in connection with a make-whole fundamental change. A takeover of us may trigger the requirement that we repurchase the Convertible Senior Notes and/or increase the conversion rate, which could make it costlier for a potential acquirer to engage in such takeover. Such additional costs may have the effect of delaying or preventing a takeover of us that would otherwise be beneficial to investors.

Conversion of the Convertible Senior Notes may dilute the ownership interest of our stockholders or may otherwise depress the price of our common stock.

The conversion of some or all of the Convertible Senior Notes may dilute the ownership interests of our stockholders. Upon conversion of the Convertible Senior Notes, we have the option to pay or deliver, as the case may be, cash, shares of our common stock, or a combination of cash and shares of our common stock. If we elect to settle our conversion obligation in shares of our common stock or a combination of cash and shares of our common stock, any sales in the public market of our common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the Convertible Senior Notes may encourage short selling by market participants because the conversion of the Convertible Senior Notes could be used to satisfy short positions, or anticipated conversion of the Convertible Senior Notes into shares of our common stock could depress the price of our common stock.

The accounting method for the Convertible Senior Notes could adversely affect our reported financial condition and results.

The accounting method for reflecting the Convertible Senior Notes on our Consolidated Balance Sheet, accruing interest expense for the Convertible Senior Notes and reflecting the underlying shares of our common stock in our reported diluted earnings per share may adversely affect our reported earnings and financial condition.

In August 2020, the Financial Accounting Standards Board ("FASB") published Accounting Standards Update ("ASU") 2020-06 ("ASU 2020-06"), which simplified certain of the accounting standards that apply to convertible notes. ASU 2020-06 eliminated the cash conversion and beneficial conversion feature modes used to separately account for embedded conversion features as a component of equity. Instead, an entity would account for convertible debt or convertible preferred stock securities as a single unit of account, unless the conversion feature requires bifurcation and recognition as derivatives. Additionally, the guidance requires entities to use the "if-converted" method for all convertible instruments in the diluted earnings per share calculation and to include the effect of potential share settlement for instruments that may be settled in cash or shares. ASU 2020-06 became effective for us beginning on January 1, 2022.

In accordance with ASU 2020-06, we recorded the Convertible Senior Notes as a liability on our Consolidated Balance Sheets, with the initial carrying amount equal to the principal amount of the Convertible Senior Notes, net of issuance costs. The issuance costs are treated as a debt discount for accounting purposes, which are amortized into interest expense over the term of the Convertible Senior Notes. As a result of this amortization, the interest expense that we recognize for the Convertible Senior Notes for accounting purposes is greater than the cash interest payments we will pay on the Convertible Senior Notes, which will result in lower reported income.

In addition, the shares of common stock underlying the Convertible Senior Notes are reflected in our diluted earnings per share using the "if converted" method, if dilutive, in accordance with ASU 2020-06. Under that method, diluted earnings per share are generally calculated assuming that all the Convertible Senior Notes were converted solely into shares of common stock at the beginning of the reporting period, unless the result would be anti-dilutive. The application of the if-converted method may reduce our reported diluted earnings per share to the extent we are profitable in the future, and accounting standards may change in the future in a manner that may adversely affect our diluted earnings per share.

Furthermore, if any of the conditions to the convertibility of the Convertible Senior Notes is satisfied, then we may be required under applicable accounting standards to reclassify the liability carrying value of the Convertible Senior Notes as a current, rather than a long-term, liability. This reclassification could be required even if no noteholders or holders of Affiliate Notes convert their Convertible Senior Notes or Affiliate Notes, respectively, following the satisfaction of those conditions and could materially reduce our reported working capital.

The capped call transactions may affect the value of the Convertible Senior Notes and our common stock.

In connection with the pricing of the Convertible Senior Notes and the exercise by the initial purchasers of their option to purchase additional Convertible Senior Notes, we entered into capped call transactions (the "Capped Call Transactions") with certain of the initial purchasers or affiliates thereof and/or other financial institutions (the "Option Counterparties"). The Capped Call Transactions will cover, subject to customary adjustments, the number of shares of our common stock initially underlying the Convertible Senior Notes. The Capped Call Transactions are expected generally to reduce the potential dilution to our common stock upon any conversion of notes and/or offset any cash payments we are required to make in excess of the principal amount of converted notes, as the case may be, with such reduction and/or offset subject to a cap.

In connection with establishing their initial hedges of the Capped Call Transactions, the Option Counterparties or their respective affiliates likely entered into various derivative transactions with respect to our common stock and/or purchased shares of our common stock concurrently with or shortly after the pricing of the Convertible Senior Notes, including with, or from, as the case may be, certain investors in the Convertible Senior Notes.

In addition, the Option Counterparties and/or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to our common stock and/or purchasing or selling our common stock or other securities of ours in secondary market transactions prior to the maturity of the Convertible Senior Notes (and are likely to do so on each exercise date of the Capped Call Transactions, or, to the extent we exercise the relevant election under the Capped Call Transactions, following any repurchase, redemption, or conversion of the Convertible Senior Notes).

We cannot make any prediction as to the direction or magnitude of any potential effect that the transactions described above may have on the price of the Convertible Senior Notes or the shares of our common stock. Any of these activities could adversely affect the value of the Convertible Senior Notes and our common stock.

We are subject to counterparty risk with respect to the Capped Call Transactions.

The Option Counterparties are financial institutions, and we will be subject to the risk that any or all of them might default under the Capped Call Transactions. Our exposure to the credit risk of the Option Counterparties will not be secured by any collateral.

If an Option Counterparty becomes subject to insolvency proceedings, we will become an unsecured creditor in those proceedings with a claim equal to our exposure at that time under the capped call transaction with such Option Counterparty. Our exposure will depend on many factors but, generally, an increase in our exposure will be correlated to an increase in the market price and in the volatility of our common stock. In addition, upon a default by an Option Counterparty, we may suffer more dilution than we currently anticipate with respect to our common stock. We can provide no assurances as to the financial stability or viability of the Option Counterparties.

Risks Related to Our Intellectual Property

We rely heavily on our intellectual property portfolio. If we are unable to protect our intellectual property rights, our business and competitive position would be harmed.

We may not be able to prevent unauthorized use of our intellectual property, which could harm our business and competitive position. We rely upon a combination of the intellectual property protections afforded by patent, copyright, trademark and trade secret laws in the United States and other jurisdictions, as well as license agreements and other contractual protections, to establish, maintain and enforce rights in our proprietary technologies. In addition, we seek to protect our intellectual property rights through nondisclosure and invention assignment agreements with our employees and consultants and through non-disclosure agreements with business partners and other third parties. Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property or be able to design around our intellectual property. Monitoring unauthorized use of our intellectual property is difficult and costly, and the steps we have taken or will take to prevent misappropriation may not be sufficient. Any enforcement efforts we undertake, including litigation, could be time-consuming and expensive and could divert management's attention, which could harm our business, results of operations and financial condition. Moreover, our intellectual property is stored on computer systems that could be penetrated by intruders and potentially misappropriated. There is no guarantee that our efforts to protect our computer systems will be effective. In addition, existing intellectual property laws and contractual remedies may afford less protection than needed to safeguard our intellectual property portfolio.

Patent, copyright, trademark and trade secret laws vary significantly throughout the world. A number of foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States. Therefore, our intellectual property rights may not be as strong or as easily enforced outside of the United States, and efforts to protect against the unauthorized use of our intellectual property rights, technology and other proprietary rights may be more expensive and difficult outside of the United States. Further, we have not established our intellectual property rights in all countries in the world, and competitors may copy our designs and technology and operate in countries in which we have not prosecuted out intellectual property. Failure to adequately protect our intellectual property rights could result in our competitors using our intellectual property to offer products, and competitors' ability to design around our intellectual property would enable competitors to offer similar or better batteries, in each case potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue, which would adversely affect our business, prospects, financial condition and operating results.

We may need to defend ourselves against intellectual property infringement claims, which may be time-consuming and could cause us to incur substantial costs.

Companies, organizations or individuals, including our current and future competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop or sell our products, which could make it more difficult for us to operate our business. From time to time, we may receive inquiries from holders of patents or trademarks inquiring whether we are infringing their proprietary rights and/or seek court declarations that they do not infringe upon our intellectual property rights. Companies holding patents or other intellectual property rights relating to batteries, electric motors or electronic power management systems may bring suits alleging infringement of such rights or otherwise asserting their rights and seeking licenses. In addition, if we are determined to have infringed upon a third party's intellectual property rights, we may be required to do one or more of the following:

- cease selling, incorporating or using products that incorporate the challenged intellectual property;

- pay substantial damages;

- obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all; or

- redesign our batteries.

In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology, our business, prospects, operating results and financial condition could be materially adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs and diversion of resources and management's attention.

We also license patents and other intellectual property from third parties, and we may face claims that our use of this intellectual property infringes the rights of others. In such cases, we may seek indemnification from our licensors under our license contracts with them. However, our rights to indemnification may be unavailable or insufficient to cover our costs and losses, depending on our use of the technology, whether we choose to retain control over conduct of the litigation and other factors.

Our patent applications may not result in issued patents or our patent rights may be contested, circumvented, invalidated or limited in scope, any of which could have a material adverse effect on our ability to prevent others from interfering with our commercialization of our products.

Our patent applications may not result in issued patents, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours. The status of patents involves complex legal and factual questions and the breadth of claims allowed is uncertain. As a result, we cannot be certain that the patent applications that we file will result in patents being issued or that our patents and any patents that may be issued to us will afford protection against competitors with similar technology. Numerous patents and pending patent applications owned by others exist in the fields in which we have developed and are developing our technology. In addition to those who may claim priority, any of our existing or pending patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable. Furthermore, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States, and thus we cannot be certain that foreign patent applications related to issued U.S. patents will be issued.

Even if our patent applications succeed and we are issued patents in accordance with them, it is still uncertain whether these patents will be contested, circumvented, invalidated or limited in scope in the future. The rights granted under any issued patents may not provide us with meaningful protection or competitive advantages, and some foreign countries provide significantly less effective patent enforcement than in the United States. In addition, the claims under any patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. The intellectual property rights of others could also bar us from licensing and exploiting any patents that issue from our pending applications. In addition, patents issued to us may be infringed upon or designed around by others, and others may obtain patents that we need to license or design around, either of which would increase costs and may adversely affect our business, prospects, financial condition and operating results.

Risks Related to Our Regulatory Compliance

We may encounter regulatory approval difficulties which could delay our ability to launch our lithium-ion battery cells, and compliance with regulatory laws may limit their usefulness.

Any delay in the development and manufacturing scale-up of our lithium-ion battery cells would negatively impact our business as it will delay time to revenue and negatively impact our customer relationships. For example, although we plan on passing all the required regulatory abuse testing, because our design is new and has very high energy density, there may be unanticipated failure modes that occur in the field which could delay or prevent us from launching our batteries. Further, there are current limits on the amount of energy that can be transported via different methods, particularly air travel. These limits have been historically based on the energy of batteries currently on the market. These limits may have to be increased in the future if they are not to limit the transportation of our batteries. If these limits are not increased, it could increase the costs and duration of shipping of our finished product and limit customer use of our batteries in certain cases. This could increase our inventory costs and limit sales of our batteries in some markets.

We are subject to substantial regulation, and unfavorable changes to, or our failure to comply with, these regulations could substantially harm our business and operating results.

Our batteries are subject to substantial regulation under international, federal, state and local laws, including export control laws. We expect to incur significant costs in complying with these regulations. Regulations related to the battery and alternative energy are currently evolving, and we face risks associated with changes to these regulations.

To the extent the laws change, our products may not comply with applicable international, federal, state or local laws, which would have an adverse effect on our business. Compliance with changing regulations could be burdensome, time consuming and expensive. To the extent compliance with new regulations is cost prohibitive, our business, prospects, financial condition and operating results would be adversely affected.

Internationally, there may be laws in jurisdictions we have not yet entered or laws we are unaware of in jurisdictions we have entered that may restrict our sales or other business practices. The laws in this area can be complex, difficult to interpret and may change over time. Continued regulatory limitations and other obstacles that may interfere with our ability to commercialize our products could have a negative and material impact on our business, prospects, financial condition and results of operations.

We are subject to a variety of laws and regulations related to the safety and transportation of our batteries. Our failure to comply with these laws and regulations may have a material adverse effect on our business and results of operations.

Many federal, state and local authorities require certification by Underwriters Laboratory, Inc., an independent, not-for-profit corporation engaged in the testing of products for compliance with certain public safety standards, or other safety regulation certification prior to marketing battery cells. Foreign jurisdictions also have regulatory authorities overseeing the safety of consumer products. Our products may not meet the specifications required by these authorities. A determination that any of our products are not in compliance with these rules and regulations could result in the imposition of fines or an award of damages to private litigants.

In addition, lithium batteries have been identified as a Class 9 dangerous good during transport. To be safely transported (by air, sea, rail or roadways), they must meet various international, national, state and local authorities, including, for example, the provisions laid out in United Nations standard UN 38.3. This standard applies to batteries transported either on their own or installed in a device. UN 38.3 has been adopted by regulators and competent authorities around the world, thus making it a requirement for global market access. The failure to manage the transportation of our products could subject us to increased costs or future liabilities.

We are subject to requirements relating to environmental and safety regulations and environmental remediation matters which could adversely affect our business, results of operations and reputation.

We are subject to numerous federal, state and local environmental laws and regulations governing, among other things, solid and hazardous waste storage, treatment and disposal and remediation of releases of hazardous materials. There are significant capital, operating and other costs associated with compliance with these environmental laws and regulations. Environmental laws and regulations may become more stringent in the future, which could increase costs of compliance or require us to manufacture with alternative technologies and materials.

Federal, state and local authorities also regulate a variety of matters, including, but not limited to, health, safety and permitting in addition to the environmental matters discussed above. New legislation and regulations may require us to make material changes to our operations, resulting in significant increases to the cost of production.

Our manufacturing process will have hazards such as, but not limited to, hazardous materials, machines with moving parts and high voltage and/or high current electrical systems typical of large manufacturing equipment and related safety incidents. There may be safety incidents that damage machinery or product, slow or stop production or harm employees. Consequences may include litigation, regulation, fines, increased insurance premiums, mandates to temporarily halt production, workers' compensation claims or other actions that impact the company brand, finances or ability to operate.

A failure to properly comply (or to comply properly) with foreign trade zone laws and regulations could increase the cost of our duties and tariffs.

Our manufacturing facility in Fremont, California has been established as a foreign trade zone through qualification with U.S. Customs. Materials received in a foreign trade zone are not subject to certain U.S. duties or tariffs until the material enters U.S. commerce. We benefit from the adoption of foreign trade zones by reduced duties, deferral of certain duties and tariffs and reduced processing fees, which help us realize a reduction in duty and tariff costs. However, the operation of our foreign trade zone requires compliance with applicable regulations and continued support of U.S. Customs with respect to the foreign trade zone program. If we are unable to maintain the qualification of our foreign trade zones, or if foreign trade zones are limited or unavailable to us in the future, our duty and tariff costs would increase, which could have an adverse effect on our business and results of operations.

Risks Related to Ownership of Our Securities

The trading price of our Common Stock may be volatile, and the value of our Common Stock may decline.

Historically, our stock price has been volatile. During the fiscal year 2023, our stock traded as high as $23.90 per share and as low as $6.50 per share, and from January 1, 2024 to February 26, 2024, our stock price has ranged from $8.93 per share to $13.02 per share. The trading price of our securities could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our securities and our securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.

Factors affecting the trading price of our securities:

- actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

- changes in the market's expectations about our operating results;

- success of competitors;

- our operating results failing to meet the expectation of securities analysts or investors in a particular period;

- changes in financial estimates and recommendations by securities analysts concerning us or the market in general;

- operating and stock price performance of other companies that investors deem comparable to us;

- our ability to develop product candidates;

- changes in laws and regulations affecting our business;

- commencement of, or involvement in, litigation involving us;

- changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

- the volume of shares of our securities available for public sale;

- any major change in our board of directors or management;

- sales of securities convertible into shares of our capital stock by us;

- sales of substantial amounts of Common Stock by our directors, executive officers or significant stockholders or the perception that such sales could occur; and

- general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or other armed conflict or terrorism.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general and The Nasdaq Global Select Market in particular have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, is not predictable. A loss of investor confidence in the market for battery company stocks or the stocks of other companies which investors perceive to be similar to us could depress our stock price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

Furthermore, short sellers may engage in manipulative activity intended to drive down the market price of target company stock. We have in the past been the subject of a short seller report containing certain allegations against us. While we reviewed the allegations in such report and believe them to be unsubstantiated, we may in the future become subject to additional unfavorable reports, which may cause us to expend a significant number of resources to investigate such allegations and may lead to increased volatility in the price of our Common Stock.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our securities adversely, the price and trading volume of our securities could decline.

The trading market for our securities is influenced by the research and reports that industry or securities analysts may publish about us, our business, our market, or our competitors. If any of the analysts who currently cover us change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, the price of our securities would likely decline. If any analyst who currently cover us were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline. If we obtain additional coverage and any new analyst issues, an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if our operating results fail to meet the expectations of analysts, our stock price could decline.

The future sales of shares by existing stockholders may adversely affect the market price of our Common Stock.

Sales of a substantial number of shares of our Common Stock in the public market could occur at any time. If our stockholders sell, or the market perceives that our stockholders intend to sell, substantial amounts of our Common Stock in the public market, the market price of our Common Stock could decline. As of February 22, 2024, we have outstanding a total of 168,504,136 shares of Common Stock. All of our outstanding shares are eligible for sale in the public market, other than shares and options held by directors, executive officers, and other affiliates that are subject to volume limitations under Rule 144 of the Securities Act, various vesting agreements, and shares that must be sold under an effective registration statement. Additionally, the shares of Common Stock subject to outstanding options and restricted stock unit awards under our equity incentive plans and the shares reserved for future issuance under our equity incentive plans will become eligible for sale in the public market upon issuance, subject to applicable insider trading policies.

To the extent our Private Placement Warrants are exercised, additional shares of Common Stock will be issued, which will result in dilution to the holders of Common Stock and increase the number of shares eligible for resale in the public market. Sales, or the potential sales, of substantial numbers of shares in the public market by the selling security holders, could increase the volatility of the market price of Common Stock or adversely affect the market price of Common Stock.

A market for our securities may not continue, which would adversely affect the liquidity and price of our securities.

The price of our securities may fluctuate significantly due to general market and economic conditions and an active trading market for our securities may not be sustained. In addition, the price of our securities can vary due to general economic conditions and forecasts, our general business condition and the release of our financial reports. If our securities are not listed on, or for any reason become delisted from, The Nasdaq Global Select Market and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of our securities may be more limited than if we were quoted or listed on The Nasdaq

Global Select Market or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

There can be no assurance that we will be able to comply with the continued listing standards of The Nasdaq Global Select Market.

If The Nasdaq Global Select Market delists our securities from trading on its exchange for failure to meet the listing standards, we and our stockholders could face significant material adverse consequences including:

- a limited availability of market quotations for our securities;

- a determination that our Common Stock is a "penny stock" which will require brokers trading in our Common Stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our Common Stock;

- a limited amount of analyst coverage; and

- a decreased ability to issue additional securities or obtain additional financing in the future.

Private Placement Warrants are exercisable for our Common Stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

In connection with the RSVAC initial public offering ("RSVAC IPO"), RSVAC issued Private Placement Warrants to purchase 6,000,000 shares of Common Stock to the Sponsor. Each Warrant is exercisable to purchase one share of Common Stock at $11.50 per share. To the extent such warrants are exercised, additional shares of our Common Stock will be issued, which will result in dilution to the then existing holders of our Common Stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our Common Stock. The Warrants became exercisable 12 months from the closing of the RSVAC IPO, and they expire five years after the completion of the Business Combination or earlier upon redemption or liquidation, as described in our Registration Statement on Form S-1, filed with the SEC on August 2, 2021, as may be amended.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forums for certain disputes between us and our stockholders, which could limit our stockholders' ability to choose the judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) is the exclusive forum for:

- any derivative action or proceeding brought on our behalf;

- any action asserting a claim of breach of fiduciary duty owed by any of our current or former directors, officers or other employees to us or our stockholders;

- any action asserting a claim against us by any of our current or former directors, officers or other employees to us or our stockholders arising under the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws;

- any action or proceeding to interpret, apply, enforce or determine the validity of the amended and restated certificate of incorporation or the amended or restated bylaws (including any right, obligation or remedy thereunder);

- any action or proceeding as to which the General Corporation Law of the State of Delaware (the "DGCL") confers jurisdiction to the Court of Chancery of the State of Delaware; and

- any action asserting a claim against us or any of our current or former directors, officers or other employees that is governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court's having personal jurisdiction over the indispensable parties named as defendants.

This exclusive-forum provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction, or the Securities Act. In addition, to prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, the Amended Charter provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such claims. As noted above, our amended and restated certificate of incorporation provides that the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act. Due to the concurrent jurisdiction for federal and state courts created by Section 22 of the Securities Act over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, there is uncertainty as to whether a court would enforce the exclusive form provision. Our amended and restated certificate of incorporation further provides that any person or entity holding, owning or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions. Investors also cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

These exclusive-forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring such a claim arising under the Securities Act against us or our directors, officers or other employees in a venue other than in the federal district courts of the United States of America. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and we cannot assure you that the provisions will be enforced by a court in those other jurisdictions. If a court were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could harm our business.

General Risk Factors

We have been, and may in the future be, involved in legal proceedings and commercial or contractual disputes, which could have an adverse impact on our profitability and consolidated financial position.

We may be involved in legal proceedings and commercial or contractual disputes that, from time to time, are significant. These are typically claims that arise in the normal course of business including, without limitation, commercial or contractual disputes, including warranty claims and other disputes with potential customers and suppliers, intellectual property matters, personal injury claims, environmental issues, tax matters and employment matters. For example, on January 21, 2022, two former machine operator employees filed a putative wage and hour class action lawsuit against Enovix and co-defendant Legendary Staffing, Inc. in the Superior Court of California, County of Alameda. The case is captioned *Sopheak Prak & Ricardo Pimentel v Enovix Corporation and Legendary Staffing, Inc.*, 22CV005846. The Prak complaint alleges, among other things, on a putative class-wide basis, that the defendants failed to pay all overtime wages and committed meal period, rest period and wage statement violations under the California Labor Code and applicable Wage Orders. The plaintiffs are seeking unpaid wages, statutory penalties and interest, and reasonable costs and attorney fees. In September 2022, we began the mediation process with the plaintiff.

It is difficult to predict the outcome or ultimate financial exposure, if any, represented by these matters, and there can be no assurance that any such exposure will not be material. Such claims may also negatively affect our reputation.

Global conflicts could adversely impact our business, costs, supply chain, sales, financial condition or results of operations.

Recent global conflicts, such as the Russia's invasion of Ukraine, the Israel-Hamas war, and the war in Yemen, the conflicts have led the U.S. and certain other countries to impose significant sanctions and trade actions or have slowed down shipping options, and the U.S. and certain other countries could impose further sanctions, trade restrictions and other retaliatory actions, and affect shipment of products. It is not possible to predict the broader consequences of the conflicts, including related geopolitical tensions, and the measures and retaliatory actions taken by the U.S. and other countries in respect thereof, as well as any counter measures or retaliatory actions taken in response, have caused and are likely to continue to cause regional instability and geopolitical shifts. Further, such conflicts have materially adversely affected and are likely to continue to materially adversely affect global trade, currency exchange rates, regional economies and the global economy. While it is difficult to anticipate the impact of any of the foregoing on the Company, such conflicts, and any similar future conflicts, including as a result of rising tensions between China and Taiwan, and actions taken in response could increase our costs, disrupt our supply chain, reduce our sales and earnings, impair our ability to raise additional capital when needed on acceptable terms, if at all, or otherwise adversely affect our business, financial condition and results of operations.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

Highly publicized incidents of laptop computers and cell phones bursting into flames have focused attention on the safety of lithium-ion batteries. If one of our products were to cause injury to someone or cause property damage, including as a result of product malfunctions, defects or improper installation leading to a fire or other hazardous condition, we may become subject to product liability claims, even those without merit, which could harm our business, prospects, operating results and financial condition. We face inherent risk of exposure to claims in the event our batteries do not perform as expected or malfunction resulting in personal injury or death. Our risks in this area are particularly pronounced given our batteries have a limited history of commercial testing and mass production. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our batteries and business and inhibit or prevent commercialization of other future battery candidates, which would have material adverse effect on our brand, business, prospects and operating results. Any insurance coverage might not be sufficient to cover all potential product liability claims. Any lawsuit seeking significant monetary damages either in excess of our coverage, or outside of our coverage, may have a material adverse effect on our reputation, business and financial condition. We may not be able to secure additional product liability insurance coverage on commercially acceptable terms or at reasonable costs when needed, particularly if we do face liability for our products and are forced to make a claim under our policy.

If our batteries, our website, systems or data we maintain are or were compromised we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse consequences.

In the ordinary course of business, we collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, process) personal data and other sensitive information, including proprietary and confidential business data, trade secrets, intellectual property, and sensitive third-party data. Cyber-attacks, malicious internet-based activity, online and offline fraud, and other similar activities threaten the confidentiality, integrity, and availability of our sensitive information and information technology systems, and those of the third parties upon which we rely. Such threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer "hackers," threat actors, "hacktivists," organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors. Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we, the third parties upon which we rely, and our customers may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our goods and services.

We and the third parties upon which we rely are subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through deep fakes, which may be increasingly more difficult to identify as fake, and phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks, credential stuffing attacks, credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, attacks facilitated or enhanced by artificial intelligence, loss of data or other information technology assets, adware, telecommunications failures, earthquakes, fires, floods, and other similar threats. In particular, severe ransomware attacks are becoming increasingly prevalent – particularly for companies like ours that are engaged in manufacturing – and can lead to significant interruptions in our operations, loss of sensitive data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments.

Remote work has become more common and has increased risks to our information technology systems and data, as more of our employees utilize network connections, computers and devices outside our premises or network, including working at home, while in transit and in public locations. Additionally, future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities' systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.

We rely on third-party service providers and technologies to operate critical business systems to process sensitive information in a variety of contexts, including, without limitation, cloud-based infrastructure, data center facilities, encryption and authentication technology, employee email, and other functions. Our ability to monitor these third parties' information security practices is limited, and these third parties may not have adequate information security measures in place. If our third-party service providers experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if our third-party service providers fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award.

Any of the previously identified or similar threats could cause a security incident or other interruption that could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our sensitive information or our information technology systems, or those of the third parties upon whom we rely. A security incident or other interruption could disrupt our ability (and that of third parties upon whom we rely) to provide our products. We may expend significant resources or modify our business activities to try to protect against security incidents. Certain data privacy and security obligations may require us to implement and maintain specific security measures or industry-standard or reasonable security measures to protect our information technology systems and sensitive information.

While we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. We take steps to detect, mitigate, and remediate vulnerabilities in our information systems (such as our hardware and/or software, including that of third parties upon which we rely), but we may not be able to detect and remediate all vulnerabilities on a timely basis because the threats and techniques used to exploit the vulnerability change frequently and are often sophisticated in nature. Therefore, such vulnerabilities could be exploited but may not be detected until after a security incident has occurred. These vulnerabilities pose material risks to our business. Further, we may experience delays in developing and deploying remedial measures designed to address any such identified vulnerabilities. Vulnerabilities could be exploited and result in a security incident.

Applicable data privacy and security obligations may require us to notify relevant stakeholders, including affected individuals, customers, regulators, and investors, of security incidents. For example, new SEC rules require disclosure on Form 8-K of the nature, scope and timing of any material cybersecurity incident and the reasonably likely impact of such incident. Such disclosures are costly, and the disclosure or the failure to comply with such requirements could lead to adverse consequences. If we (or a third party upon whom we rely) experience a security incident or are perceived to have experienced a security incident, we may experience adverse consequences, such as government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing sensitive information (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; diversion of management attention; interruptions in our operations (including availability of data); financial loss; and other similar harms. Security incidents and attendant consequences may cause customers to stop using our products, deter new customers from using our products, and negatively impact our ability to grow and operate our business.

Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.

Additionally, sensitive information of the Company or our customers could be leaked, disclosed, or revealed as a result of or in connection with our employees', personnel's, or vendors' use of generative AI technologies.

We are subject to stringent and evolving U.S. and foreign laws, regulations, and rules, contractual obligations, industry standards, policies and other obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse business consequences.

In the ordinary course of business, we collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, process) personal data and other sensitive information, including proprietary and confidential business data, trade secrets, intellectual property, and sensitive third-party data. Our data processing activities may subject us to numerous data privacy and security obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements, and other obligations relating to data privacy and security.

In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), and other similar laws (e.g., wiretapping laws). In the past few years, numerous U.S. states—including California, Virginia, Colorado, Connecticut, and Utah—have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. As applicable, such rights may include the right to access, correct, or delete certain personal data, and to opt-out of certain data processing activities, such as targeted advertising, profiling, and automated decision-making. The exercise of these rights may impact our business and ability to provide our products and services. Certain states also impose stricter requirements for processing certain personal data, including sensitive information, such as conducting data privacy impact assessments. These state laws allow for statutory fines for noncompliance. For example, the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020 ("CPRA") (collectively, "CCPA") applies to personal data of consumers, business representatives, and employees who are California residents, and requires businesses to provide specific disclosures in privacy notices and honor requests of such individuals to exercise certain privacy rights. The CCPA provides for fines of up to $7,500 per intentional violation and allows private litigants affected by certain data breaches to recover significant statutory damages. Similar laws are being considered in several other states, as well as at the federal and local levels, and we expect more states to pass similar laws in the future. These developments further complicate compliance efforts and increase legal risk and compliance costs for us and the third parties upon whom we rely. We may be subject to new laws governing the privacy of consumer health data. For example, Washington's My Health My Data Act ("MHMD") broadly defines consumer health data, places restrictions on processing consumer health data (including imposing stringent requirements for consents), provides consumers certain rights with respect to their health data, and creates a private right of action to allow individuals to sue for violations of the law. Other states are considering and may adopt similar laws. Additionally, under various privacy laws and other obligations, we may be required to obtain certain consents to process personal data. For example, some of our data processing practices may be challenged under wiretapping laws, if we obtain consumer information from third parties through various methods, including chatbot and session replay providers, or via third-party marketing pixels. These practices may be subject to increased challenges by class action plaintiffs. Our inability or failure to obtain consent for these practices could result in adverse consequences, including class action litigation and mass arbitration demands.

Outside the United States, an increasing number of laws, regulations, and industry standards may govern data privacy and security, for example, the European Union's General Data Protection Regulation ("EU GDPR") and the United Kingdom's GDPR ("UK GDPR"). Under the GDPR, companies may face temporary or definitive bans on data processing and other corrective actions; fines of up to 20 million Euros the EU GDPR, 17.5 million pounds sterling under the UK GDPR, or, in each case, 4% of annual global revenue, whichever is greater; or private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests. We also target process data in Asia and may be or become subject to new and emerging data privacy regimes in Asia, including India's new privacy legislation, the Digital Personal Data Protection Act ("DPDP").

Our employees and personnel use generative artificial intelligence ("AI") technologies to perform their work, and the disclosure and use of personal data in generative AI technologies is subject to various privacy laws and other privacy obligations. Governments have passed and are likely to pass additional laws regulating generative AI. Our use of this technology could result in additional compliance costs, regulatory investigations and actions, and lawsuits. If we are unable to use generative AI, it could make our business less efficient and result in competitive disadvantages. We use AI/ML to assist us in making certain decisions, which is regulated by certain privacy laws. Due to inaccuracies or flaws in the inputs, outputs, or logic of the AI/ML, the model could be biased and could lead us to make decisions that could bias certain individuals (or classes of individuals), and adversely impact their rights, employment, and ability to obtain certain pricing, products, services, or benefits.

In the ordinary course of business, we may transfer personal data from Europe and other jurisdictions to the United States or other countries. Europe and other jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. In particular, the European Economic Area ("EEA") and the United Kingdom ("UK") have significantly restricted the transfer of personal data to the United States and other countries whose privacy laws it believes are inadequate. Other jurisdictions may adopt similarly stringent interpretations of their data localization and cross-border data transfer laws. Although there are currently various mechanisms that may be used to transfer personal data from the EEA and UK to the United States in compliance with law, such as the EEA standard contractual clauses, , the UK's International Data Transfer Agreement/Addendum, and the EU-U.S. Data Privacy Framework and the UK extension thereto (which allows for transfers to relevant U.S.-based organizations who self-certify compliance and participate in the Framework), these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States. If there is no lawful manner for us to transfer personal data from the EEA, the UK or other jurisdictions to the United States, or if the requirements for a legally-compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties, and injunctions against our processing or transferring of personal data necessary to operate our business. Additionally, companies that transfer personal data out of the EEA and UK to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants, and activist groups. Some European regulators have ordered certain companies to suspend or permanently cease certain transfers out of Europe for allegedly violating the GDPR's cross-border data transfer limitations.

We are also bound by contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful. For example, certain privacy laws, such as the GDPR and the CCPA, require our customers to impose specific contractual restrictions on their service providers. We publish privacy policies, marketing materials and other statements regarding data privacy and security. If these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators or other adverse consequences.

Obligations related to data privacy and security are quickly changing, becoming increasingly stringent, and creating regulatory uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires us to devote significant resources, which may necessitate changes to our services, information technologies, systems, and practices and to those of any third parties that process personal data on our behalf. In addition, these obligations may require us to change our business model. We may at times fail (or be perceived to have failed) in our efforts to comply with our data privacy and security obligations. Moreover, despite our efforts, our personnel or third parties on whom we rely may fail to comply with such obligations, which could negatively impact our business operations. If we or the third parties on which we rely fail, or are perceived to have failed, to address or comply with applicable data privacy and security obligations, we could face significant consequences, including but not limited to: government enforcement actions (e.g., investigations, fines, penalties, audits, inspections, and similar); litigation (including class-action claims); additional reporting requirements and/or oversight; bans on processing personal data; and orders to destroy or not use personal data. In particular, plaintiffs have become increasingly more active in bringing privacy-related claims against companies, including class claims and mass arbitration demands. Some of these claims allow for the recovery of statutory damages on a per violation basis, and, if viable, carry the potential for monumental statutory damages, depending on the volume of data and the number of violations. Any of these events could have a material adverse effect on our reputation, business, or financial condition, including but not limited to: loss of customers; inability to process personal data or to operate in certain jurisdictions; limited ability to develop or commercialize our products; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or substantial changes to our business model or operations.

Our facilities or operations could be damaged or adversely affected as a result of natural disasters and other catastrophic events.

Our facilities or operations could be adversely affected by events outside of our control, such as natural disasters, wars or other armed conflicts, health epidemics, pandemics and other outbreaks, the long-term effects of climate change and other calamities. Our headquarters and initial manufacturing facilities are located in Fremont, California, which is prone to earthquakes. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services.

Any financial or economic crisis, or perceived threat of such a crisis, including a significant decrease in consumer confidence, may materially and adversely affect our business, financial condition and results of operations.

Global economic conditions have impacted, and will likely continue to impact, businesses around the world, including ours. Inflation and other macroeconomic pressures in the United States and the global economy such as rising interest rates and recession fears are creating a complex and challenging environment for us and our customers.

The United States and certain foreign governments have taken actions in an attempt to address and rectify these extreme market and economic conditions by providing liquidity and stability to the financial markets. If the actions taken by these governments are not successful, the return of adverse economic conditions may negatively impact the demand for our lithium-ion battery cells and may negatively impact our ability to raise capital, if needed, on a timely basis and on acceptable terms or at all.

Our ability to utilize our net operating losses and certain other tax attributes to offset future taxable income and taxes may be subject to certain limitations.

Under the Internal Revenue Code of 1986, as amended, (the "Code"), a corporation is generally allowed a deduction for net operating losses ("NOLs") carried over from a prior taxable year. Under the Code, we can carryforward our NOLs to offset our future taxable income, if any, until such NOLs are used or expire. The same is true of other unused tax attributes, such as tax credits. Under current U.S. federal income tax law, U.S. federal NOLs generated in taxable years beginning after December 31, 2017, may be carried forward indefinitely, but the deductibility of such U.S. federal NOLs is limited to 80 percent of taxable income. It is uncertain if and to what extent various states will conform to current U.S. federal income tax law, and there may be periods during which states suspend or otherwise limit the use of NOLs for state income tax purposes.

In addition, under Sections 382 and 383 of the Code and corresponding provisions under state law, a corporation that undergoes an "ownership change" is subject to limitations on its ability to use its pre-change NOL carryforwards and other pre-change tax attributes to offset future taxable income and taxes. The limitations apply if a corporation undergoes an "ownership change," which is generally defined as a greater than 50 percentage point change (by value) in its equity ownership by certain stockholders over a three-year period. We have experienced ownership changes and are subject to limitations on our ability to utilize a portion of our NOLs and other tax attributes to offset taxable income or tax liability. In addition, future changes in our stock ownership, which may be outside of our control, may trigger additional ownership changes and further limitations. Similar provisions of state tax law may also apply to suspend or otherwise limit our use of accumulated state tax attributes. As a result, even if we earn net taxable income in the future, our ability to use our or Legacy Enovix's NOL carryforwards and other tax attributes to offset such taxable income or tax liability may be subject to limitations, which could potentially result in increased future income tax liability to us.

Changes in tax laws or regulations that are applied adversely to us or our customers may have a material adverse effect on our business, cash flow, financial condition or results of operations.

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, which could adversely affect our business operations and financial performance. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. For example, the legislation enacted in Tax Cuts and Jobs Act of 2017, the Coronavirus Aid, Relief, and Economic Security Act of 2020 and the Inflation Reduction Act of 2022 enacted many significant changes to U.S. tax laws. Further guidance from the Internal Revenue Service and other tax authorities with respect to such legislation may affect us, and certain aspects of such legislation could be repealed or modified in future legislation. In addition, it is uncertain if and to what extent various states will conform to federal tax laws. Future tax reform legislation could have a material impact on the value of our deferred tax assets and could increase our future U.S. tax expense.

In addition, effective January 1, 2022, the Tax Cuts and Jobs Act of 2017 requires taxpayers to capitalize and subsequently amortize research and development expenses over five years for research activities conducted in the United States and over 15 years for research activities conducted outside the United States. Unless the United States Department of the Treasury issues regulations that narrow the application of this provision to a smaller subset of our research and development expenses or the provision is deferred, modified, or repealed by Congress, it could harm our future operating results by effectively increasing our future tax obligations. The actual impact of this provision will depend on multiple factors, including the amount of research and development expenses we will incur, whether we achieve sufficient income to fully utilize such deductions and whether we conduct our research and development activities inside or outside the United States.

In 2021, the Organization for Economic Cooperation and Development ("OECD") announced an Inclusive Framework on Base Erosion and Profit Shifting including Pillar Two Model Rules defining the global minimum tax, which calls for the taxation of large multinational corporations at a minimum rate of 15%. Subsequently multiple sets of administrative guidance have been issued. Many non-US tax jurisdictions have either recently enacted legislation to adopt certain components of the Pillar Two Model Rules beginning in 2024 (including the European Union Member States) with the adoption of additional components in later years or announced their plans to enact legislation in future years. We are continuing to evaluate the impacts of enacted legislation and pending legislation to enact Pillar Two Model Rules in the non-US tax jurisdictions in which we operate.

We are subject to anti-corruption, anti-bribery, anti-money laundering, import and export controls, financial and economic sanctions and similar laws, and non-compliance with such laws can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, results of operations, financial condition and reputation.

We are subject to anti-corruption, anti-bribery, anti-money laundering, import and export controls, financial and economic sanctions and similar laws and regulations in various jurisdictions in which we conduct or in the future may conduct activities, including the U.S. Foreign Corrupt Practices Act ("FCPA"), the U.K. Bribery Act 2010 and other anti-corruption laws and regulations. The FCPA and the U.K. Bribery Act 2010 prohibit us and our officers, directors, employees and business partners acting on our behalf, including agents, from directly or indirectly corruptly offering, promising, authorizing or providing anything of value to foreign government officials for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. The U.K. Bribery Act also prohibits non-governmental "commercial" bribery and soliciting or accepting bribes. A violation of anti-corruption laws or regulations could adversely affect our business, results of operations, financial condition and reputation. Our policies and procedures designed to ensure compliance with these regulations may not be sufficient and our directors, officers, employees, representatives, consultants, agents and business partners could engage in improper conduct for which we may be held responsible.

We are also subject to import and export control laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, and various economic and trade sanctions regulations administered by the U.S. Treasury Department's Office of Foreign Assets Control, and similar laws in other jurisdictions in which we conduct business. Exports of our products must be made in compliance with these laws and regulations. In addition, these laws may restrict or prohibit altogether the provision or supply of certain of our products to certain governments, persons, entities, countries, and territories, including those that are the target of comprehensive sanctions, unless there are license exceptions that apply or specific licenses are obtained. Any changes in import, export control, or sanctions laws and regulations, shift in the enforcement or scope of existing laws and regulations, or change in the countries, governments, persons, or technologies targeted by such laws and regulations, could result in decreased ability to export our products internationally.

Significant increases in import and excise duties or other taxes on, as well as any tariffs, particularly on our products to China, could materially increase our costs of our products and have an adverse effect on our business, liquidity, financial condition, and/or results of operations.

Non-compliance with anti-corruption, anti-bribery, anti-money laundering, import and export control, or financial and economic sanctions laws could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, results of operations, financial condition and reputation.

Our insurance coverage may not be adequate to protect us from all business risks.

We may be subject, in the ordinary course of business, to losses resulting from products liability, accidents, acts of God and other claims against us, for which we may have no insurance coverage. As a general matter, the policies that we do have may include significant deductibles or self-insured retentions, and we cannot be certain that our insurance coverage will be sufficient to cover all future losses or claims against us. A loss that is uninsured or which exceeds policy limits may require us to pay substantial amounts, which could adversely affect our financial condition and operating results.

Item 1B. Unresolved Staff Comments

None.

Item 1C. CYBERSECURITY

Risk management and strategy

We have implemented and maintain various information security processes designed to identify, assess and manage material risks from cybersecurity threats to our critical computer networks, third party hosted services, communications systems, hardware and software, and our critical data, including intellectual property, confidential information that is proprietary, strategic or competitive in nature, and manufacturing-related information ("Information Systems and Data").

Our board, through our Nominating and Governance committee and our Information Security committee, together with company executives, IT and security management teams in conjunction with third party service providers who specialize in cybersecurity help identify, assess and manage the Company's cybersecurity threats and risks. We have a quarterly review of cybersecurity by our Nominating and Governance committee and our Information Security committee. We use a number of processes to identify and assess risks from cybersecurity threats by monitoring and evaluating our threat environment and the Company's risk profile using various methods including, for example via manual and automated tools, subscribing to reports and services that identify cybersecurity threats, analyzing reports of threats and actors, conducting routine scans of the threat environments, evaluating our and our industry's risk profile, performing annual assessments and penetration testing, evaluating the threats reported to us, coordinating with law enforcement concerning threats, conducting internal and external audits, conducting threat assessments for internal and external threats, reviewing third party threat assessments, conducting vulnerability assessments to identify vulnerabilities, using of external intelligence feeds, conducting third-party- red/blue team testing and tabletop incident response exercises. In addition, we conduct internal tabletop exercise, third party red-team pen testing and OT security monitoring.

Depending on the environment, we implement and maintain various technical, physical, and organizational measures, processes, standards and policies designed to manage and mitigate material risks from cybersecurity threats to our Information Systems and Data, including, for example incident response plans, incident detection and response policies and procedures, vulnerability management policy, disaster recovery plans, and encryption of data.

Our assessment and management of material risks from cybersecurity threats are integrated into the Company's overall risk management processes. For example, we have (1) cybersecurity risk addressed as a component of the Company's enterprise risk management program and identified in the Company's risk register; (2) the security department works with management to prioritize our risk management processes and mitigate cybersecurity threats that are more likely to lead to a material impact to our business; (3) our information security committee evaluates material risks from cybersecurity threats against our overall business objectives and our CISO reports to the Nominating and Governance committee the board of directors, which evaluates our overall enterprise risk.

We use third-party service providers to assist us from time to time to identify, assess, and manage material risks from cybersecurity threats, including, for example, threat intelligence service providers, cybersecurity consultants, cybersecurity software providers, managed cybersecurity service providers, penetrating testing firms, dark web monitoring services, forensic investigators and DHS CISA monitoring service providers.

We use third-party service providers to perform a variety of functions throughout our business, such as application providers, hosting companies and supply chain resources. We have a vendor management program to manage cybersecurity risks associated with our use of these providers. The program includes risk assessment for each vendor, security questionnaires, review of the vendor's written security program, review of security assessments, reports, vulnerability scans related to vendors, imposition of information contractual obligations on the vendors and other elements of vendor management program such as continuous cyber security monitoring by third-party service. Depending on the nature of the services provided, the sensitivity of the Information Systems and Data at issue, and the identity of the provider, our vendor management process may involve different levels of assessment designed to help identify cybersecurity risks associated with a provider and impose contractual obligations related to cybersecurity on the provider.

For a description of the risks from cybersecurity threats that may materially affect the Company and how they may do so, see our risk factors under Part 1. Item 1A. Risk Factors in this Annual Report on Form 10-K, including "Our batteries and our website, systems and data we maintain may be subject to intentional disruption, other security incidents or alleged violations of laws, regulations or other obligations relating to data handling that could result in liability and adversely impact our reputation and future sales."

Governance

Our board of directors addresses the Company's cybersecurity risk management as part of its general oversight function. The board of directors' Nominating and Governance committee is responsible for overseeing Company's cybersecurity risk management processes, including oversight and mitigation of risks from cybersecurity threats. Our Nominating and Governance committee consist of members with years of experience in cybersecurity oversight.

Our cybersecurity risk assessment and management processes are implemented and maintained by certain Company management, including our Information Security Steering Committee which meets quarterly to review cybersecurity matters. Our Information Security Steering Committee is comprised of our Chief Information Security Officer, our CEO, CFO, COO, Chief Legal Officer, Vice President of Human Resources and Vice President of Information Technology. At the management level, our CISO, who reports to our Chief Information Officer, is responsible for overseeing the assessment and management of our material risks from cyber security threats. Our CISO has extensive experience and knowledge in cyber security with over 25 years of experience in leading security teams, developing security strategies, and managing risk across various industries. Our CISO has operated in this capacity at three other public companies and our CIO has over 25 years of information technology experience and managing cybersecurity risk including at other public companies.

Our CISO is responsible for hiring appropriate personnel, helping to integrate cybersecurity risk considerations into the Company's overall risk management strategy, and communicating key priorities to relevant personnel. They work in conjunction with our Nominating and Governance Committee Chair and member. Our CISO is also responsible for approving budgets, helping prepare for cybersecurity incidents, approving cybersecurity processes, and reviewing security assessments and other security-related reports.

Our cybersecurity incident response and vulnerability management processes are designed to escalate certain cybersecurity incidents to members of management depending on the circumstances, including our CISO and our Nominating and Governance Committee Chair and member. These officials work with the Company's incident response team to help the Company mitigate and remediate cybersecurity incidents of which they are notified. In addition, the Company's incident response and vulnerability management processes include reporting to the Nominating and Governance Committee of the board of directors for certain cybersecurity incidents.

The Nominating and Governance Committee receives periodic reports from our CISO Information Security concerning the Company's significant cybersecurity threats and risk and the processes the Company has implemented to address them. The Nominating and Governance Committee also has access to various reports, summaries or presentations related to cybersecurity threats, risk and mitigation.

Item 2. Properties

Our corporate headquarters are located in Fremont, California. The following is a summary of our principal facilities as of December 31, 2023.

Principal Operations	Location	Approximately Square Footage	Held
Headquarter and Center for Innovation	United States	68,500	Leased
Manufacturing Facility	Malaysia	250,000	Leased
Manufacturing Facilities	Korea	127,500	Owned
R&D Center	India	18,000	Leased

Item 3. Legal Proceedings

The information included under the heading "Litigation" in Note 10 "Commitments and Contingencies" of the notes to our consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K is incorporated herein by reference.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our Common Stock is listed on The Nasdaq Global Select Market under the symbol "ENVX." As of February 22, 2024, there were 114 holders of record of our Common Stock shares. The actual number of stockholders of our Common Stock is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares of Common Stock are held in street name by banks, brokers and other nominees. Additionally, there were five holders of record of 6,000,000 Private Placement Warrants (as defined in Note 4 "Fair Value Measurement" of the notes to the consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K), each exercisable for one share of our Common Stock at a price of $11.50 per share.

Dividends

We have not declared or paid any dividends on our Common Stock and we currently do not anticipate to pay any cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Restricted Stock Units Withholding

We withhold Common Stock shares with value equivalent to cover employees' tax withholding obligations for certain employees upon the vesting of restricted stock units. During the fiscal year 2023, we withheld 303,805 shares for a total value of $3.9 million for our employees' tax obligations.

Purchases of Equity Securities by the Issuer and Affiliated purchasers

During the fiscal quarter ended December 31, 2023, we repurchased unvested shares of our Common Stock that had been issued upon early exercise of stock options. Upon termination of employment of a person holding unvested shares, we are entitled to repurchase the unvested shares. The table below summarizes repurchases of unvested shares of our Common Stock.

Fiscal periods	(a) Total Number of Shares Purchased [1]	(b) Average Price Paid Per Share	(c) Shares Purchased as Part of Publicly Announced Plans or Programs [2]	(d) Approximate Dollar Value of Shares That May Yet be Purchased Under the Plans or Programs
October 2 - October 29, 2023	7,293	$ 0.06	—	—
October 30 - November 26, 2023	—	—	—	—
November 27 - December 31, 2023	41,276	0.06	—	—
Total	48,569	$ 0.06	—	—

[1] We repurchased 48,569 of shares from former employees for the early exercised stock options, which were unvested on the termination date, at the exercise price.

[2] We did not have any announced plan or programs to repurchase our Common Stock during the fiscal year 2023.

Performance Graph

The graph below compares the cumulative total stockholder return on our common stock with the cumulative total return on the Nasdaq Composite Index and the Russell 2000 Index over the same period. This graph assumes an initial investment of $100.00 in our common stock and in each index (assuming the reinvestment of all dividends, as applicable) at the market close on July 14, 2021 (the date of our common stock began trading on the Nasdaq Global Select Market under the symbol "ENVX" after the Business Combination), through December 29, 2023 (the last trading date before our fiscal year ended on December 31, 2023). The comparisons shown in the graph below are based upon historical data. We caution that the stock price performance shown in the graph below is not necessarily indicative of, nor is it intended to forecast, the potential future performance of our common stock.



Comparison of Cumulative Total Return
Assuming inital Investment of $100
(July 14, 2021 - December 31, 2023)

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes thereto included elsewhere in this Annual Report on Form 10-K. This discussion and analysis contain forward-looking statements based upon our current expectations, estimates and projections that involve risks and uncertainties. Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" and elsewhere in this Annual Report on Form 10-K. The management of Enovix Corporation are referred to as the "Company," "we," "us," "our" and "Enovix."

Business Overview

We design, develop and have started to commercially manufacture an advanced silicon-anode lithium-ion battery using our proprietary cell architecture that increases energy density and maintains high cycle life. This enables us to use silicon as the only active lithium cycling material in the anode whereas industry incumbents have historically combined only a modest amount of silicon with graphite. We have applied an equally innovative approach to develop proprietary roll-to-stack production tools for existing lithium-ion battery manufacturing lines and increase megawatt hour capacity. Our silicon anode battery architecture allows lithium-ion batteries to be produced smaller, cheaper and more efficiently at scale than current alternatives.

To date, we have concentrated our operational effort on researching, developing and commercializing the cutting-edge technology behind our silicon-anode lithium-ion battery. Over the past several years, we have signed agreements to provide engineering and proof of concept samples to blue-chip companies in the consumer electronic industry (smartwatches, augmented reality/virtual reality, smartphones, fire/life/safety radios, laptops). In addition to those industries, we are pursuing the deployment of our technology for the electric vehicle ("EV") market.

We currently lease our headquarters in Fremont, California. In 2020, we started procuring equipment for our first production line ("Fab1"). The first of this equipment began arriving in early 2021. Fab1 is now operational, and we commenced our planned principal operations of commercial manufacturing and recorded our first product revenue as scheduled in the second quarter of 2022. In 2023, we announced the strategic realignment of our Fab1 in Fremont, which is designed to refocus the facility from a manufacturing hub to "Center for Innovation," focused on new product development.

In 2023, we identified a facility in Malaysia ("Fab2") for high-volume production utilizing our second generation ("Gen2") manufacturing lines and acquired Routejade, a battery manufacturer in Korea that has allowed us to vertically integrate electrode coating and battery pack manufacturing.

We anticipate that at 80% overall equipment effectiveness ("OEE"), our Gen2 manufacturing line would be able to produce at least 9.5 million batteries annually, depending on cell size. We plan to place our first Gen2 line into 2024 with additional lines placed into service based on the status of customer qualification and demand. Our options for expanding our capacity also include placing lines at customer sites or joint ventures. We expect that certain customers may require up to several months to qualify the Gen2 line before accepting product that is manufactured on that line. Additionally, we plan to install a Gen2-compatible pilot line ("Agility Line") for accelerated product development and qualification in Fab2 in 2024.

Fiscal Year

Our fiscal year is the 52 or 53-week period ending on the Sunday closest to December 31. Our fiscal years 2023, 2022, and 2021 ended on December 31, 2023, January 1, 2023, and January 2, 2022, respectively. All period references are to the fiscal periods unless otherwise indicated.

Routejade Acquisition

On October 31, 2023, we closed a transaction to purchase Routejade, Inc. ("Routejade"), a battery manufacturer incorporated under the laws of Republic of Korea. This acquisition allowed us to vertically integrate electrode coating and battery pack manufacturing. The total consideration of such transaction consisted of cash consideration in the amount of approximately $15.8 million and 5,923,521 shares of common stock of the Company, par value $0.0001, for the purchase of substantially all of the outstanding shares of Routejade (the "Routejade Acquisition"). Please refer to Note 3 "Business Combinations" of the notes to our consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K for further details of this acquisition.

Key Trends, Opportunities and Uncertainties

We generate revenue from payments received from our customers in connection with (a) the sale of silicon-anode lithium-ion batteries and battery pack products ("Product Revenue") and (b) executed engineering revenue contracts ("Service Revenue") for the development of silicon-anode lithium-ion battery technology. We commenced shipment of commercially manufactured batteries in the second quarter of 2022. Our performance and future success depend on several factors that present significant opportunities, but also pose risks and challenges as described in Part I, Item 1A of this Annual Report on Form 10-K.

Fiscal Year 2023 *Highlights:*

- During the first quarter of 2023, we announced that we would locate Fab2 in Penang, Malaysia at an existing facility operated by YBS International Berhad ("YBS"), a Malaysia-based investment holding company that would also serve as a manufacturing partner.

- During the second quarter of 2023, we announced that we received a purchase order to produce commercial cells for use within U.S. Army soldier's central power source, called the Conformal Wearable Battery ("CWB").

- During the third quarter of 2023, we announced our intent to acquire privately-held Routejade, an established battery manufacturer in Korea. The acquisition provides us with vertical integration of electrode coating and battery pack manufacturing while adding an established lithium-ion battery business with factories in Korea, along with complementary products, customers, and suppliers. We completed the Routejade Acquisition in October 2023. Please refer to Note 3 "Business Combinations" of the notes to our consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K for further details of this acquisition.

- During the fourth quarter of 2023, we announced a strategic realignment of our Fab1 in Fremont, (the "Fab1 Strategic Realignment"), which is designed to refocus the facility from a manufacturing hub to its "Center for Innovation," focused on new product development, including a plan of workforce reduction. This strategic realignment allowed us to stop 24/7 manufacturing, reduce our burn rate and free up space for enhanced research and development and prototyping for automotive original equipment manufacturers ("OEMs"). See Note 15 "Restructuring Costs" of the notes to our consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K for further information.

- During the fourth quarter of 2023, we announced that our battery cell exceeded the requirements of a global wearable apparel company and outperformed all competitive cells, including other advanced silicon batteries tested by Polaris Battery Labs, an established testing lab based in Beaverton, Oregon.

Product Development

We have developed and delivered standardized sample (i.e., prototype) lithium-ion batteries to multiple, industry leading consumer electronics manufacturers with energy densities higher than industry standard batteries of similar size. "Energy density" is measured as the product of the power a battery puts out in watts times the number of hours the battery can put out that power, divided by the volume (size) of the battery measured in liters. The units of energy density are thus watt-hours per liter or Wh/l. Additionally, we estimate that our batteries can deliver higher storage capacity (measured in milliampere/hour, or mAh) compared to industry standard batteries of similar size.

Our product development strategy is tightly aligned with the goals of meeting the market needs of higher energy density, cycle life, and fast charge while delivering breakthroughs in safety. In the fourth quarter of 2023, we gained confidence in the quarter of achieving 1,000 cycles on our smartphone-class silicon battery. We plan to begin sampling high cycle life smartphone batteries, which we call EX-1M, beginning in the second quarter of 2024.

Commercialization

We approach our commercialization strategy by identifying customer requirements and determining where our battery architecture will offer the greatest value. In 2023, we added a product management team to interface with customers, collect these requirements, and feed these learnings into our technology roadmap.

Prior to 2023, our go-to-market strategy was to sample many customers across a broad set of end markets with a standard size battery while selectively considering customized batteries by size for certain customers. This is referred to as a horizontal business strategy. In 2023, we shifted our go-to-market strategy to a vertical business strategy based on our determination that it is more efficient to work with a smaller number of large customers and build highly customized batteries to their needs. Through this shift we have put a particular emphasis on the largest end markets for portable electronics batteries such as smartphones and computing devices.

Associated with this shift, we announced in the fourth quarter of 2023 a strategic realignment of Fab1 designed to refocus the facility from a manufacturing hub to a facility focused on new product development. This is also supportive of our strategy to location high-volume manufacturing in Asia near customers and suppliers.

Market Focus and Market Expansion

Within the portable electronics market, we have simplified our market focus to three categories: **IoT** (wearables, AR/VR, medical, industrial, power tools, etc.), **Mobile** (smartphones, land mobile radios, enterprise devices, etc.), and **Computing** (laptops, tablets). We estimate the total addressable market ("TAM") for lithium-ion batteries in our targeted portable electronics markets to be $23 billion in 2026.

We believe focusing on these categories ahead of EVs is the right strategy for any advanced battery company because of the economic and time-to-market advantages. Entering the EV battery market requires billions of dollars of capital to build Gigafactories, offers lower prices per kWh than mobile electronics and demands long qualification cycles. We believe the best approach is to start in premium markets where we can leverage our differentiated technology and solidify our manufacturing process while driving toward profitability. At the same time, we are seeding our entry into the EV battery market by sampling batteries to EV OEMs and continuing work on our three-year grant with the U.S. Department of Energy to demonstrate batteries featuring our silicon anode paired with EV-class cathode materials. Our goal is to translate this work into partnerships (e.g., joint ventures or licensing) with EV OEMs or battery OEMs in order to commercialize our technology in this end market. We have entered into an agreement with a major automaker to validate our battery in an EV.

Access to Capital

Assuming we experience no significant delays in the R&D of our battery nor any deterioration in capital efficiency, we believe that our cash resources are sufficient to fund the continued build-out and production ramp of our Fab2 manufacturing facility in Malaysia for growth.

Tax Legislation

On August 16, 2022, the U.S. enacted the Inflation Reduction Act ("IRA") that includes a new alternative minimum tax based upon financial statement income, an excise tax on stock buybacks, tax incentives for energy and climate initiatives and other tax-related provisions. At this time, we do not anticipate that IRA tax provisions will have a material impact to our consolidated financial statement for the fiscal year 2024.

Components of Results of Operations

Revenue

In June 2022, we began to generate revenue from our planned principal business activities and, in October 2023, we acquired Routejade, a manufacturer of electrode coating and battery pack for customers worldwide. We recognize revenue within the scope of Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers.* We generate revenue from manufacturing our batteries and developing lithium-ion battery technology.

Product Revenue is recognized once we have satisfied the performance obligations identified in the contract and the customer obtains control of the goods at a point in time under the revenue recognition criteria. Product Revenue is recognized in an amount that reflects the consideration for the corresponding performance obligations for the lithium-ion batteries or battery pack products transferred.

Service Revenue contracts generally include the design and development efforts to conform our existing battery technology with customers' required specifications. Consideration for Service Revenue contracts generally becomes payable when we meet specific contractual milestones, which include the design and approval of custom cells, procurement of fabrication tooling to meet the customer's specifications, and fabrication and delivery of custom cells from our pilot production line. Within the existing Service Revenue contracts, the amount of consideration is fixed, the contracts contain a single performance obligation, and revenue is recognized at the point in time the final milestone is met (i.e., a final working prototype meeting all required specifications) and the customer obtains control of the deliverable.

Cost of Revenue

Cost of revenue includes materials, labor, depreciation and amortization expense, inventory, freight costs and other direct costs related to manufacturing our products and service contracts. Labor consists of personnel-related expenses such as salaries and benefits, and stock-based compensation. We anticipate that cost of revenue will continue to increase as we optimize and bring-up our production lines.

Capitalization of certain costs are recognized as an asset if they relate directly to a customer contract, generate or enhance resources of the entity that will be used in satisfying future performance obligations, and are expected to be recovered. If these three criteria are not met, the costs are expensed in the period incurred. Deferred costs are recognized as cost of revenue in the period when the related revenue is recognized.

Inventory is stated at the lower of cost or net realizable value on a first-in and first-out basis. Determining net realizable value of finished goods and work in process inventories involves projecting average selling prices. When the estimated net realizable values are below the manufacturing costs, a charge to cost of revenue is recorded.

Operating Expenses

Research and Development Expenses

Research and development expenses consist of engineering services, development expenses, materials, allocated facilities costs, depreciation, labor and stock-based compensation related primarily to our (i) technology development, (ii) design, construction, and testing of preproduction prototypes and models, and (iii) certain costs related to the design, construction and operation of our pilot plant that are not of a scale economically feasible to us for commercial production. Research and development costs are expensed as incurred.

To date, research and development expenses have consisted primarily of personnel-related expenses for scientists, experienced engineers and technicians as well as costs associated with the expansion and ramp up of our engineering and manufacturing facilities, including the material and supplies to support the product development and process engineering efforts. As we ramp up our engineering operations to complete the development of batteries and required process engineering to meet customer specifications, we anticipate that research and development expenses will continue to increase for the foreseeable future as we expand hiring of scientists, engineers and technicians and continue to invest in additional plant and equipment for product development, building prototypes and testing of batteries. We established a research and development center in India that initially focuses on developing machine learning algorithms.

Selling, General, and Administrative Expenses

Selling, general and administrative expenses consist of personnel-related expenses, marketing expenses, allocated facilities expenses, depreciation expenses, travel expenses, and professional services expenses, including legal, human resources, audit, accounting and tax-related services. Personnel related costs consist of salaries, benefits and stock-based compensation. Facilities costs consist of rent and maintenance of facilities.

We are expanding our personnel headcount to support the commercial manufacturing and being a public company. Accordingly, we expect our selling, general and administrative expenses to increase in the near term and for the foreseeable future.

Impairment of Equipment and Restructuring Cost

Impairment of equipment was a result of our disposal of machinery and equipment that were identified to have no future or alternative usage.

Restructuring cost was a result of our strategic realignment of our Fab1 in Fremont, which included a restructuring plan with workforce reduction. Please refer to Note 15 "Restructuring Costs" of the notes to our consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K for further details.

Other Income (Expense)

Other income and expenses, net primarily consist of fair value adjustments for the convertible preferred stock warrants and fair value adjustments for the common stock warrants, interest income, interest expense, gain or loss from foreign currency transactions and loss on early debt extinguishment.

Income Tax Expense (Benefit)

Our income tax provision consists of an estimate for U.S. federal, state and foreign income taxes based on enacted rates, as adjusted for allowable credits, deductions, uncertain tax positions, changes in deferred tax assets and liabilities, and changes in the tax law. We maintain a valuation allowance against the full value of our U.S. and state net deferred tax assets because we believe the recoverability of the tax assets is not more likely than not. Since our acquisition of Routejade and our establishment of operations in Malaysia, we became subject to taxation based on the foreign statutory rates in the countries where the sales or income took place.

Results of Operations

Comparison of Fiscal Year 2023 *to Prior Fiscal Year* 2022

The following table sets forth our consolidated operating results for the periods presented below (in thousands, except percentages).

	Fiscal Years			
	2023	2022	Change ($)	% Change
Revenue	$ 7,644	$ 6,202	$ 1,442	23 %
Cost of revenue	63,061	23,239	39,822	171 %
Gross margin	(55,417)	(17,037)	(38,380)	N/M
Operating expenses:				
Research and development	88,392	58,051	30,341	52 %
Selling, general and administrative	79,014	51,970	27,044	52 %
Impairment of equipment	4,411	4,921	(510)	N/M
Restructuring cost	3,021	—	3,021	N/M
Total operating expenses	174,838	114,942	59,896	52 %
Loss from operations	(230,255)	(131,979)	(98,276)	74 %
Other income (expense):				
Change in fair value of common stock warrants	6,180	75,180	(69,000)	(92)%
Interest expense	(4,456)	—	(4,456)	N/M
Interest income	14,070	5,231	8,839	169 %
Other expense, net	(304)	(54)	(250)	N/M
Total other income, net	15,490	80,357	(64,867)	(81)%
Loss before income taxes	(214,132)	(51,622)	(162,510)	N/M
Income tax benefit	(633)	—	(633)	N/M
Net loss	(214,132)	(51,622)	(162,510)	N/M
Net loss attributable to non-controlling interests	(61)	—	(61)	N/M
Net loss attributable to Enovix	$ (214,071)	$ (51,622)	$ (162,449)	N/M

N/M – Not meaningful

Revenue

Revenue for the fiscal year 2023 was $7.6 million, comprised of $7.3 million of Product Revenue from the Routejade Acquisition in October 2023. For the fiscal year 2023, a single customer, a military subcontractor in South Korea, accounted for approximately 75% of our total revenue.

Revenue for the fiscal year 2022 was $6.2 million, comprised of $6.2 million of Service Revenue and an immaterial amount of Product Revenue. Service Revenue was primarily attributed to the satisfaction of our final performance obligations for and our deliveries of (a) pilot cells and (b) battery packs to two customers under our Service Revenue customer contracts. A single customer represented $5.0 million of our total revenue for the fiscal year 2022. A portion was previously recorded as deferred revenue on our Consolidated Balance Sheet.

As of December 31, 2023 and January 1, 2023, we had $10.5 million and $3.8 million, respectively, of deferred revenue on our Consolidated Balance Sheets.

Cost of Revenue

Cost of revenue for the fiscal year 2023 was $63.1 million, compared to $23.2 million for the prior fiscal year 2022, an increase of $39.8 million or 171%. $8.0 million of the increase in cost of revenue was attributable to the cost of revenue associated with the newly acquired business from Routejade, which included $2.4 million of inventory step-up amortization and manufacturing equipment fair value adjustment in connection with the Routejade Acquisition. In addition to the increase associated with the newly acquired business, the increase in cost of revenue included $6.3 million increase in labor costs, $9.3 million increase in scrap and absorption costs, $8.2 million increase in inventory reserve in connection with higher standards costs than the selling prices for some of our products, and $13.2 million increase in depreciation expense, which is partially related to the acceleration of depreciation expense in connection with the Fab1 Strategic Realignment in 2023 as well as the ramp up of our Fab1 production to a full year production in 2023 instead of mid-year in 2022. A full year of depreciation expense was recognized in 2023 compared to seven months of depreciation expense recognized in 2022 since we placed our first production line in service at the beginning of June of 2022. These increases were partially offset by a $5.2 million decrease in expenses incurred related to service revenue contracts that were completed in the fiscal year 2022.

In addition, we anticipate our factory overhead expenses will continue to increase as we continue to hire additional personnel to support the build-out of Fab2 production lines and our Fab2 manufacturing facility.

Research and Development Expenses

Research and development expenses for the fiscal year 2023 were $88.4 million, compared to $58.1 million during the prior fiscal year 2022. The increase of $30.3 million, or 52%, was primarily attributable to a one-time severance, benefits and stock-based compensation expense of $10.6 million in connection with the departures of our former Chief Technical Officer, certain other executives and employees during this fiscal year. In addition, there were increases in our research and development employee headcount and compensation costs resulting in a $6.1 million increase in salaries and employee benefits and a $8.8 million increase in stock-based compensation expenses. Furthermore, there were $14.7 million increase in depreciation expense, which was partially related to the acceleration of depreciation in connection with the Fab1 Strategic Realignment, and $1.4 million increase in travel expense as well as other increases in material and freight costs and amortization of newly acquired intangible assets. These increases were partially offset by $12.7 million decrease in research and development expenses as some of the overhead costs were period costs and recorded as cost of revenue in the current year instead of research and development expense in the fiscal year 2022.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the fiscal year 2023 were $79.0 million, compared to $52.0 million during the prior fiscal year 2022. The increase of $27.0 million, or 52%, was primarily attributable to a one-time severance, benefits and stock-based compensation expense of $17.9 million in connection with the departures of our former President, Chief Executive Officer and Director, former CFO and certain other executives during this fiscal year. The remaining increase of $9.1 million was primarily due to an increase in our selling, general and administrative employee headcount resulting in a $2.8 million increase in salaries and employee benefits and a $3.2 million increase in stock-based compensation expenses, $1.3 million of acquisition costs in connection with the Routejade Acquisition, a $1.5 million increase in setting up Malaysia office and a $1.3 million increase in information technology cost and utilities. These increases were partially offset by a decrease in professional fees.

We anticipate that our overhead expenses will continue to increase as we continue to hire additional personnel to support our operation growth.

Impairment of Equipment

Impairment of equipment for the fiscal year 2023 was $4.4 million, which was related to the disposal of machinery and equipment that were identified to have no future or alternative usage and these impaired assets were previously capitalized as "Machinery and equipment" category of property and equipment, net on the Consolidated Balance Sheets.

Impairment of equipment for the fiscal year 2022 was $4.9 million and it was incurred when we determined to cease constructing certain automation for a small portion of our equipment in the fourth quarter of 2022. This equipment was previously capitalized and categorized as "construction in process" in property and equipment, net on our Consolidated Balance Sheets.

Restructuring Cost

On October 3, 2023, we initiated the Fab1 Strategic Realignment in Fremont, which included a restructuring plan with workforce reduction. We recorded $3.0 million of restructuring costs during the fiscal year 2023, which consisted of

$2.4 million of severance and termination benefits and stock-based compensation expense and $0.6 million of inventory raw material expense. No restructuring cost was incurred in the fiscal year 2022.

<u>Change in Fair Value of Common Stock Warrants</u>

For the fiscal year 2023, the change in fair value of common stock warrants of $6.2 million was attributable to a decrease in the fair value of the 6,000,000 Private Placement Warrants (as defined in Note 4 "Fair Value Measurement" of the notes to the consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K).

For the fiscal year 2022, the change in fair value of common stock warrants of $75.2 million was attributable to a decrease in the fair value of the 6,000,000 Private Placement Warrants.

<u>Interest Income</u>

Interest income for the fiscal year 2023 was $14.1 million, compared to $5.2 million during the fiscal year 2022. The increase of $8.8 million was primarily due to the fact that we received higher dividend income and interest income from our money market accounts and our investments for the fiscal year 2023 as compared to the fiscal year 2022.

<u>Interest Expense</u>

Interest expense for the fiscal year 2023 was $4.5 million, which primarily incurred with the Convertible Senior Notes issued in the second quarter of 2023. No interest expense was incurred for the fiscal year 2022.

Non-GAAP Financial Measures

While we prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principles ("GAAP"), we also utilize and present certain financial measures that are not based on GAAP. We refer to these financial measures as "Non-GAAP" financial measures. In addition to our financial results determined in accordance with GAAP, we believe that EBITDA, and Adjusted EBITDA, and Free Cash Flow (each as defined below), are useful measures in evaluating our financial and operational performance distinct and apart from financing costs, certain non-cash expenses and non-operational expenses.

These Non-GAAP financial measures should be considered in addition to results prepared in accordance with GAAP but should not be considered a substitute for or superior to GAAP. We endeavor to compensate for the limitation of the Non-GAAP financial measures presented by also providing the most directly comparable GAAP measures.

We use Non-GAAP financial information to evaluate our ongoing operations and for internal planning, budgeting and forecasting purposes. We believe that Non-GAAP financial information, when taken collectively, may be helpful to investors in assessing our operating performance and comparing our performance with competitors and other comparable companies. You should review the Non-GAAP reconciliations, but not rely on any single financial measure to evaluate our business.

EBITDA and Adjusted EBITDA

"EBITDA" is defined as earnings (net loss) attributable to Enovix adjusted for interest expense; income tax benefit; depreciation expense and amortization expense. "Adjusted EBITDA" includes additional adjustments to EBITDA such as stock-based compensation expense; change in fair value of convertible preferred stock warrants and common stock warrants; inventory step-up; impairment of equipment and other special items as determined by management which it does not believe to be indicative of its underlying business trends. EBITDA and Adjusted EBITDA are intended as supplemental financial measures of our performance that are neither required by, nor presented in accordance with GAAP. We believe that the use of EBITDA and Adjusted EBITDA provides an additional tool for investors to use in evaluating ongoing operating results and trends, and in comparing our financial measures with those of comparable companies, which may present similar Non-GAAP financial measures to investors.

However, you should be aware that when evaluating EBITDA and Adjusted EBITDA, we may incur future expenses similar to those excluded when calculating these measures. In addition, the presentation of these measures should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items. Our computation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures computed by other companies, because all companies may not calculate EBITDA and Adjusted EBITDA in the same fashion.

Free Cash Flow

We define "Free Cash Flow" as (i) net cash from operating activities less (ii) capital expenditures, net of proceeds from disposals of property and equipment, all of which are derived from our Consolidated Statements of Cash Flow. The presentation of non-GAAP Free Cash Flow is not intended as an alternative measure of cash flows from operations, as determined in accordance with GAAP. We believe that this financial measure is useful to investors because it provides investors to view our performance using the same tool that we use to gauge our progress in achieving our goals and it is an indication of cash flow that may be available to fund investments in future growth initiatives.

Liquidity and Capital Resources

We have incurred operating losses and negative cash flows from operations since inception through December 31, 2023 and expect to incur operating losses for the foreseeable future. As of December 31, 2023, we had cash, cash equivalents, restricted cash, and short-term investments of $308.8 million, working capital of $262.2 million and an accumulated deficit of $598.8 million.

On April 20, 2023, we issued $172.5 million aggregate principal amount of 3.0% Convertible Senior Notes, pursuant to an indenture, dated as of April 20, 2023 (the "Indenture"), between the Company and U.S. Bank Trust Company, National Association, as trustee (the "Trustee"). The offerings and sale of the Convertible Senior Notes were made by us to the initial purchasers in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the "Securities Act"), for resale by the initial purchasers to qualified institutional buyers (as defined in the Securities Act) pursuant to the exemption from registration provided by Rule 144A under the Securities Act. The issuance includes the exercise in full by the initial purchasers of their option to purchase an additional $22.5 million aggregate principal amount of Convertible Senior Notes and the issuance of $10.0 million principal amount of Convertible Senior Notes (the "Affiliate Notes") to an entity affiliated with Thurman John "T.J." Rodgers, the Company's Chairman, in a concurrent private placement.

The Convertible Senior Notes are unsecured obligations and bear interest at a rate of 3.0% per year from April 20, 2023, and will be payable semiannually in arrears on May 1 and November 1 of each year, beginning on November 1, 2023. The Convertible Senior Notes and the Affiliated Notes will mature on May 1, 2028 unless earlier converted, redeemed or repurchased.

The net proceeds from the Convertible Senior Notes were approximately $166.6 million. We used approximately $17.3 million of the net proceeds from the offerings to pay the cost of the capped call transactions entered on April 20, 2023 in connection with the offerings. In addition, we will use the remaining net proceeds to build out a second battery cell manufacturing facility, fund the acquisition of production lines of our second-generation manufacturing equipment, for working capital and other general corporate purposes. See Note 9 "Borrowings" of the notes to our consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K for further information.

Following the issuance of Convertible Senior Notes, we invested in marketable securities. As of December 31, 2023, we had $73.7 million of short-term investments on the Consolidated Balance Sheet. We did not have short-term investments as of January 1, 2023.

In addition, we continue to build our facility in Malaysia and purchase property and equipment during the year. As of December 31, 2023, we had higher accrued expenses, including accrued interest associated with Convertible Senior Notes, as compared to January 1, 2023.

Material Cash Requirements

As of December 31, 2023, we had cash, cash equivalents, restricted cash, and short-term investments of $308.8 million. We currently use cash to fund operations, meet working capital requirements and fund our capital expenditures. In fiscal year 2024, we expect that our spending in cost of revenues and operating expenses will continue to increase as we ramp up our operations.

For the fiscal year 2023, we purchased $61.8 million of property and equipment. We will continue to increase our property and equipment purchases in the near future to support the build-out of our manufacturing facilities and our battery manufacturing production. See more discussion on contractual obligations and commitments section below.

In the second quarter of 2023, we entered into a manufacturing agreement (the "Agreement") with YBS International Berhad ("YBS"), a Malaysia-based investment holding company with segments including electronic manufacturing and assembly, high-precision engineering, precision machining and stamping, among others. YBS assigned Orifast Solution Sdn Bhd ("OSSB"), a subsidiary, to manufacture lithium-ion batteries for Enovix under the terms and conditions of the Agreement. OSSB obtained $70.0 million of foreign currency term loan (the "Term Loan") in financing for manufacturing operations under the Agreement from OCBC Bank (Malaysia) Berhad ("OCBC"). On September 13, 2023, we entered into a cash deposit agreement with OCBC to collateralize the Term Loan and the deposit will be placed in an interest-bearing account with an interest rate on par with the loan rate of the Term Loan. We will deposit sufficient collateral for the Term Loan. As of December 31, 2023, there is no outstanding balance of the Term Loan and no deposit was applied as a collateral for the Term Loan. See Note 16 "Variable Interest Entity" of the notes to our consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K for further information.

Based on the anticipated spending and timing of expenditures to support operational development and market expansion, we currently expect that our cash will be sufficient to meet our funding requirements over the next twelve months from the date this Annual Report on Form 10-K is filed. We believe we will meet longer-term expected future cash requirements and obligations through a combination of available cash, cash equivalents and future debt financings, and access to other public or private equity offerings as well as potential strategic arrangements. We have made our estimates on historical experience and various other relevant factors and we believe that they are reasonable. Actual results may be differ from our estimates, and we could utilize our available capital resources sooner than we expect.

Summary of Cash Flows

The following table provides a summary of cash flow data for the periods presented below (in thousands).

| | Fiscal Years | | |
	2023	2022	Change ($)
Net cash used in operating activities	$ (104,636)	$ (82,740)	$ (21,896)
Net cash used in investing activities	(142,956)	(36,212)	(106,744)
Net cash provided by financing activities	159,585	56,510	103,075
Effect of exchange rate changes on cash, cash equivalents and restricted cash	154	—	154
Change in cash, cash equivalents, and restricted cash	$ (87,853)	$ (62,442)	$ (25,411)

Comparison of Fiscal Year 2023 to Prior Fiscal Year 2022

Operating Activities

Our cash flows used in operating activities to date have been primarily comprised of operating expenses. We continue to increase hiring for employees in supporting the ramping up of commercial manufacturing. We expect our cash used in operating activities to increase significantly before we start to generate any material cash inflows from commercially manufacturing and selling our batteries.

Net cash used in operating activities was $104.6 million for the fiscal year 2023. Net cash used in operating activities consists of net loss of $214.1 million, adjusted for non-cash items and the effect of changes in working capital. Non-cash adjustments primarily include a decrease in fair value of the Private Placement Warrants of $6.2 million, stock-based compensation expense of $69.5 million, depreciation and amortization expense of $34.0 million and impairment of equipment of $4.4 million.

Net cash used in operating activities was $82.7 million for the fiscal year 2022. Net cash used in operating activities consists of net loss of $51.6 million, adjusted for non-cash items and the effect of changes in working capital. Non-cash adjustments primarily include the change in fair value of common stock warrants of $75.2 million, stock-based compensation expense of $30.4 million, depreciation and amortization expense of $8.0 million and impairment of equipment of $4.9 million.

Investing Activities

Our cash flows used in investing activities to date have been primarily comprised of purchases of property and equipment. Starting in the second quarter of 2023, we began to purchase short-term investments. We expect the costs to acquire property and equipment to increase substantially in the future as we continue to build-out our Fab2 and develop our battery manufacturing production lines in Malaysia. Net cash used in investing activities, which were primarily related to equipment purchases, were $61.8 million and $36.2 million for the fiscal years 2023 and 2022, respectively. During the fiscal year 2023, we purchased $138.3 million of investments. No investments were purchased in the fiscal year 2022. In addition, we had $67.2 million of investments mature during the fiscal year 2023. In October 2023, we used cash, net of cash acquired, of $10.0 million and 5,923,521 shares of common stock of the Company to purchase substantially all of the outstanding shares of Routejade.

Financing Activities

Net cash provided by financing activities was $159.6 million for the fiscal year 2023, which primarily consisted of $172.5 million of gross proceeds from the Convertible Senior Notes, $11.9 million of proceeds from the exercise of stock options to purchase our Common Stock and $2.4 million of proceeds from our employee stock purchase plan ("ESPP") to purchase our Common Stock, partially offset by $17.3 million of capped call transaction costs, $5.9 million of debt issuance costs, and $3.9 million of payroll tax payments for shares withheld upon vesting of restricted stock units.

Net cash provided by financing activities was $56.5 million for the fiscal year 2022, which primarily consisted of $52.8 million of proceeds from the exercises of common stock warrants, $2.4 million of proceeds from the exercise of stock options to purchase our Common Stock and $1.9 million of proceeds from our ESPP to purchase our Common Stock.

Contractual Obligations and Commitments

As of December 31, 2023, we had $172.5 million aggregate principal amount of 3.0% Convertible Senior Notes outstanding, which will mature on May 1, 2028 unless earlier converted, redeemed or repurchased. Please see Note 9 "Borrowings" of the notes to our consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K for further information.

We lease our headquarters in Fremont, California and Malaysia, and offices in Asia Pacific region. For the lease payment schedule, please see Note 7 "Leases," of the notes to our consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K for further information.

We expect to enter into other commitments to support our product development, the build-out of our manufacturing facilities, and our business development, which are generally cancellable upon notice. Additionally, from time to time, we enter into agreements in the normal course of business with various vendors, which are generally cancellable upon notice. Payments due upon cancellation consist only of payments for services provided or expenses incurred, including non-cancellable obligations of service providers, up to the date of cancellation. As of December 31, 2023, our commitments included approximately $62.5 million of our open purchase orders, including equipment purchase orders, and contractual obligations that occurred in the ordinary course of business. For contractual obligations, please See Note 10 "Commitments and Contingencies" of the notes to our consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K for further information.

As previously discussed, we are party to the Agreement with YBS. Pricing under the Agreement is set on a cost-plus basis and is subject to a minimum commitment on behalf of Enovix. At any time during the first seven years of the Agreement's term, we reserve the right to purchase the Gen2 Autoline 1 by repaying the equipment cost, net of depreciation, as defined in the Agreement net of depreciation and we shall also bear the early repayment penalty fee imposed by OCBC, if any. The term of the Agreement is for ten years and automatically extends for an additional five years. In addition, we entered into a cash deposit agreement with OCBC to collateralize the Term Loan. We will deposit sufficient collateral for the Term Loan. As of December 31, 2023, there is no outstanding balance of the Term Loan and no deposit was applied as a collateral for the Term Loan. See Note 16 "Variable Interest Entity" of the notes to our condensed consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K for further information.

Off-Balance Sheet Arrangements

As of December 31, 2023 and January 1, 2023, we did not have any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Critical Accounting Estimates

The preparation of our consolidated financial statements in conformity with GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities in our consolidated financial statements and accompanying notes. We base these estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates. These estimates and assumptions include but are not limited to: depreciable lives for property and equipment, impairment of equipment, the valuation allowance on deferred tax assets, valuation for assets acquired and liabilities assumed in business combinations, valuation of goodwill and intangible assets, assumptions used in stock-based compensation and estimates to fair value the Private Placement Warrants.

A summary of our significant accounting policies are included Note 2 "Summary of Significant Accounting Policies" of the notes to our consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K. The following is a summary of some of the more critical accounting policies and estimates.

Revenue Recognition

We determine revenue recognition through the following five-step framework:

- identification of the contract, or contracts, with a customer;

- identification of the performance obligations in the contract;

- determination of the transaction price;

- allocation of the transaction price to the performance obligations in the contract; and

- recognition of revenue when, or as, we satisfy a performance obligation.

Product Revenue is recognized once we have satisfied the performance obligations and the customer obtains control of the goods at a point in time under the revenue recognition criteria. Product Revenue is recognized in an amount that reflects the consideration for the corresponding performance obligations for the lithium-ion batteries or battery pack products transferred.

Service Revenue contracts generally include the design and development efforts to conform our existing battery technology with the customer's required specifications. Consideration for Service Revenue contracts generally becomes payable when we meet specific contractual milestones, which include the design and approval of custom cells, procurement of fabrication tooling to meet the customer's specifications, and fabrication and delivery of custom cells from our pilot production line. Within the existing Service Revenue contracts, the amount of consideration is fixed, the contracts contain a single performance obligation, and revenue is recognized at the point in time the final milestone is met (i.e., a final working prototype meeting all required specifications) and the customer obtains control of the deliverable.

Common Stock Warrant Liabilities

In connection with the Business Combination on July 14, 2021, we assumed outstanding warrants of 17.5 million to purchase Common Stock at a price of $11.50 per share. The warrants expire five years from the completion of the Business Combination and are exercisable starting December 5, 2021. The assumed warrants consisted of the Private Placement Warrants and the Public Warrants. The Public Warrants met the criteria for equity classification and the Private Placement Warrants are classified as liability. As of December 31, 2023, there were 6,000,000 outstanding shares of the Private Placement Warrants and no Public Warrants outstanding.

We use the Black-Scholes option pricing model to determine the fair value of the Private Placement Warrants as of December 31, 2023 with assumptions and estimates. Estimates and assumptions impacting the fair value measurement include the fair value per share of the underlying shares of our Common Stock, risk free interest rate, expected dividend yield, expected volatility of the price of the underlying Common Stock and a probability weighted expected term of the warrants. The most significant assumptions impacting the fair value of the Private Placement Warrants are the fair value of our common stock as of each re-measurement date and expected price volatility of our Common Stock, which included consideration of the most recent sales of the Public Warrants, expected price volatility of our Common Stock that is primarily based on historical observed volatility, and other additional factors that were deemed relevant. The initial liability recorded is adjusted for changes in the fair value at each reporting date and recorded in the Consolidated Statement of Operations. The Private Placement Warrants are subject to re-measurement at each balance sheet date until they are exercised or expired. For further information, see Note 4 "Fair Value Measurement" of the notes to our consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K.

Inventory

Inventory is stated at the lower of cost or net realizable value on a first-in and first-out basis. Inventory costs include direct materials, direct labor, and manufacturing overhead. Determining net realizable value of finished goods and work in process inventories involves projecting average selling prices. When the estimated net realizable values are below the manufacturing costs, a charge to cost of revenue is recorded. Currently, the Company is selling product below the manufacturing costs. Accordingly, the Company recorded an allowance to reduce certain inventories to net realizable value of approximately $1.3 million as of December 31, 2023.

The cost basis of the Company's inventory is reduced for any products that are considered excess or obsolete based upon assumptions about future demand and market conditions. As of December 31, 2023, we did not have excess or obsolete inventory reserve. See Note 6 "Inventory" of the notes to our consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K.

Business Combinations

We account for our acquisition at fair value under the acquisition method of accounting. The assets acquired, liabilities assumed and non-controlling interests are valued at fair value at the acquisition date. The purchase price exceeding the fair values of the assets acquired and liabilities assumed is recognized as goodwill. The measurement of the fair value of assets acquired and liabilities assumed requires significant judgment. The valuation of intangible assets requires that we use valuation techniques, such as the income approach. The income approach includes the use of a discounted cash flow model to determine the fair value, which requires significant estimates and assumptions as to cash flows, such as revenue, expenses and other costs, royalty rate, long-term growth rates and discount rates. Intangible assets consist of customer relationships, developed technology and trade names and trademarks. We expense the acquisition-related costs in the period incurred.

Intangible Assets

We perform periodic reviews of significant finite-lived identified intangible assets and indefinite-lived goodwill to determine whether facts and circumstances indicate that the carrying amount may not be recoverable. These reviews can be affected by various factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and forecasts for specific products. Periodically, we also evaluate the estimated remaining useful lives of purchased intangible assets and whether events or changes in circumstances warrant a revision to the remaining periods of amortization. Since we completed the Routejade Acquisition in October 2023, there were no subsequent events or changes in circumstances that may indicate an impairment to our intangible assets and goodwill as of December 31, 2023.

Stock-Based Compensation

Accounting for stock-based compensation is a critical accounting policy due to the broad-based equity awards provided to our employees at all levels and the use of equity awards as part of the strategy to retain employees as a result of change of control events. We issue stock-based compensation to employees and nonemployees generally in the form of stock options or restricted stock units ("RSUs") and performance-based restricted stock units ("PRSUs"). We also offer employee stock purchase plan (the "2021 ESPP") to our employees. For further information, see Note 14 "Stock-based Compensation" to our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Stock-based compensation cost is measured at the grant date for all stock-based awards made to employees, consultants and directors based on the fair value of the award. We generally recognize stock-based compensation expense for stock options and RSUs on a straight-line basis over the service period of the awards, which is generally the vesting period. For PRSUs and ESPP shares, we use the graded vesting method to calculate the stock-based compensation expense. Forfeitures are accounted for when they occur.

We determine the grant date fair value of the equity awards as follows:

- The grant date fair value of RSUs and PRSUs is the last reported sales price of our Common Stock on the grant date.

- The fair value of shares to be purchased under the ESPP is based on the grant date fair value using the Black-Scholes option pricing model with several assumptions and estimates, including our stock price volatility, projected employee stock purchase contributions, and others.

- The fair value of stock options is based on the grant date fair value using the Black-Scholes option pricing model with several significant assumptions and estimates, including the grant date fair value of Legacy Enovix common stock prior to the Business Combination, our stock price volatility, expected life and others.

Impairment of Long-Lived Assets

We evaluate the carrying value of long-lived assets when indicators of impairment exist. The carrying value of a long-lived asset is considered impaired when the estimated separately identifiable, undiscounted cash flows from such an asset are less than the carrying value of the asset. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. The fair value is determined based on the estimated discounted cash flows discounted. If we cease to develop and automate certain equipment or our equipment is underutilized or idled, the carrying value of such equipment may be lower than its estimated fair value, which could result in future impairment loss.

Recent Accounting Pronouncements

See section "Recently Adopted Accounting Pronouncements" of Note 2 "Summary of Significant Accounting Policies" within our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to a variety of market and other risks, including the effects of changes in interest rates, and inflation, as well as risks to the availability of funding sources, hazard events, and specific asset risks.

Interest Rate Risk

The market risk inherent in our financial instruments and financial position represents the potential loss arising from adverse changes in interest rates. As of December 31, 2023, we had cash, cash equivalents, restricted cash, and short-term investments totaling $308.8 million. Our cash, cash equivalents, and restricted cash are held in cash deposits, money market funds and U.S. treasury bills. The primary objectives of our investment activities are the preservation of capital and the fulfillment of liquidity needs. Our short-term investments consist of highly liquid fixed-income securities and we do not enter into investments for trading or speculative purposes. Due to the short-term nature of these instruments, we do not believe that an immediate 10% increase or decrease in interest rates would have a material effect on the fair value of our investment portfolio.

As of December 31, 2023, we had $172.5 million of Convertible Senior Notes with an annual interest rate of 3.0%, which accounted for approximately 96% of our total debt before debt issuance costs, and the other borrowings are mostly with fixed interest rates. As such, we do not believe that we are exposed to any material interest rate risk as a result of our borrowing activities.

Uncertain financial markets could result in a tightening in the credit markets, a reduced level of liquidity in many financial markets, and extreme volatility in fixed income and credit markets.

Foreign Currency Risk

In fiscal year 2023, we primarily conducted operations in the U.S. until we acquired Routejade on October 31, 2023, which expanded our business globally. The majority of our expenses, and capital purchasing activities are transacted in U.S. dollars in fiscal year 2023. Our operations outside of the U.S. are subject to risks typical of operations outside of the U.S. including, but not limited to, differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions, and foreign exchange rate volatility. Our operating results in the international subsidiaries for fiscal year 2023 was immaterial. If a hypothetical 10% adverse change in foreign currency exchange rate was applied to our monetary assets and liabilities on December 31, 2023, the effect of such change would not be material to our consolidated financial condition or our results of operations.

Given the impact of foreign currency exchange rates has not been material to our historical operating results, we have not entered into derivative or hedging transactions, but we may do so in the future if our exposure to foreign currency should become more significant. As our international operations grow, we will continue to reassess our approach to manage our risk relating to fluctuations in currency rates.

Item 8. Financial Statements and Supplementary Data

Enovix Corporation

Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Enovix Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Enovix Corporation and subsidiaries (the "Company") as of December 31, 2023, and January 1, 2023, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and January 1, 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Business Combination – Refer to Note 3 to the financial statements

Critical Audit Matter Description

The Company acquired Routejade, Inc. ("Routejade,") a battery manufacturer incorporated under the laws of the Republic of Korea, on October 31, 2023. The Company accounted for the transaction under the acquisition method of accounting for business combinations. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values, including intangible assets. Intangible assets acquired primarily related to customer relationships and developed technology. The fair value of the acquired customer relationships was measured using the multi-period excess earnings method under the income approach, and the fair value of developed technology was measured using the relief-from-royalty method.

We identified the fair value measurements of the acquired customer relationships and developed technology as a critical audit matter because of the significant estimates and assumptions related to the Company's forecasts of future revenues and the selection of the weighted average cost of capital and royalty rate in measuring the fair value of these assets. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists, when performing audit procedures to evaluate the reasonableness of the fair value of the acquired customer relationships and developed technology.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the fair value measurements of the acquired customer relationships and developed technology included the following, among others:

- We tested the effectiveness of internal controls over the valuation for the acquired customer relationships and developed technology, including management's controls over the selection of the weighted average cost of capital, royalty rate, and the forecasts of future revenues.

- We evaluated the reasonableness of the Company's forecasts of future revenues by comparing them to current industry reports, as well as to the historical performance of the acquired business. With the assistance of our fair value specialists, we evaluated the reasonableness of the valuation methodology and the weighted average cost of capital and royalty rate used to measure the fair value of the acquired customer relationships and developed technology.

- We tested the mathematical accuracy of management's calculations.

- We evaluated the sufficiency of the disclosures related to the fair value measurements of the acquired customer relationships and developed technology in the financial statements.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California

February 28, 2024

We have served as the Company's auditor since 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Enovix Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Enovix Corporation and subsidiaries (the "Company") as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated February 28, 2024, expressed an unqualified opinion on those financial statements.

As described in Management's Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Routejade, Inc. which was acquired in October 2023, and whose financial statements constituted approximately 8% and 9% of total and net assets, respectively, approximately 95% of revenues, and approximately 1% of operating loss of the consolidated financial statement amounts as of and for the year ended December 31, 2023. Accordingly, our audit did not include the internal control over financial reporting at Routejade, Inc.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California

February 28, 2024

ENOVIX CORPORATION
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and par value amounts)

	December 31, 2023	January 1, 2023
Assets		
Current assets:		
Cash and cash equivalents	$ 233,121	$ 322,851
Short-term investments	73,694	—
Accounts receivable, net	909	170
Notes receivable, net	1,514	—
Inventory	8,737	634
Prepaid expenses and other current assets	5,202	5,993
Total current assets	323,177	329,648
Property and equipment, net	166,471	103,868
Customer relationship intangibles and other intangibles, net	42,168	—
Operating lease, right-of-use assets	15,290	6,133
Goodwill	12,098	—
Other assets, non-current	5,100	937
Total assets	$ 564,304	$ 440,586
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 21,251	$ 7,077
Accrued expenses	13,976	7,089
Accrued compensation	10,731	8,097
Short-term debt	5,917	—
Deferred revenue	6,708	50
Other liabilities	2,435	716
Total current liabilities	61,018	23,029
Long-term debt, net	169,099	—
Warrant liability	42,900	49,080
Operating lease liabilities, non-current	15,594	8,234
Deferred revenue, non-current	3,774	3,724
Deferred tax liability	10,803	—
Other liabilities, non-current	13	92
Total liabilities	303,201	84,159
Commitments and Contingencies (Note 10)		
Stockholders' equity:		
Common stock, $0.0001 par value; authorized shares of 1,000,000,000; issued and outstanding shares of 167,392,315 and 157,461,802 as of December 31, 2023 and January 1, 2023, respectively	17	15
Preferred stock, $0.0001 par value; authorized shares of 10,000,000; no shares issued or outstanding as of December 31, 2023 and January 1, 2023, respectively	—	—
Additional paid-in-capital	857,037	741,186
Accumulated other comprehensive loss	(62)	—
Accumulated deficit	(598,845)	(384,774)
Total Enovix's stockholders' equity	258,147	356,427
Non-controlling interest	2,956	—
Total equity	261,103	356,427
Total liabilities and equity	$ 564,304	$ 440,586

See accompanying notes to these consolidated financial statements.

ENOVIX CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share amounts)

	Fiscal Years		
	2023	**2022**	**2021**
Revenue	$ 7,644	$ 6,202	$ —
Cost of revenue	63,061	23,239	1,967
Gross margin	(55,417)	(17,037)	(1,967)
Operating expenses:			
Research and development	88,392	58,051	37,850
Selling, general and administrative	79,014	51,970	29,705
Impairment of equipment	4,411	4,921	—
Restructuring cost	3,021	—	—
Total operating expenses	174,838	114,942	67,555
Loss from operations	(230,255)	(131,979)	(69,522)
Other income (expense):			
Change in fair value of common stock warrants and convertible preferred stock warrants	6,180	75,180	(56,141)
Interest income	14,070	5,231	37
Interest expense	(4,456)	—	(187)
Other income (expense), net	(304)	(54)	(61)
Total other income (expense), net	15,490	80,357	(56,352)
Loss before income tax benefit	(214,765)	(51,622)	(125,874)
Income tax benefit	(633)	—	—
Net loss	(214,132)	(51,622)	(125,874)
Net loss attributable to non-controlling interests	(61)	—	—
Net loss attributable to Enovix	$ (214,071)	$ (51,622)	$ (125,874)
Net loss per share attributable to Enovix shareholders, basic	$ (1.35)	$ (0.34)	$ (1.07)
Weighted average number of common shares outstanding, basic	159,065,697	152,918,287	117,218,893
Net loss per share attributable to Enovix shareholders, diluted	$ (1.38)	$ (0.82)	$ (1.07)
Weighted average number of common shares outstanding, diluted	159,575,555	154,149,367	117,218,893

See accompanying notes to these consolidated financial statements.

ENOVIX CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In thousands)

	Fiscal Years		
	2023	2022	2021
Net loss	$ (214,132)	$ (51,622)	$ (125,874)
Other comprehensive income (loss), net of tax			
Change in net foreign currency translation adjustments	(77)	—	—
Net unrealized gain on available-for-sale securities	15	—	—
Other comprehensive loss, net of tax	(62)	—	—
Comprehensive loss	(214,194)	(51,622)	(125,874)
Comprehensive loss attributable to non-controlling interest	(61)	—	—
Comprehensive loss attributable to Enovix	$ (214,133)	$ (51,622)	$ (125,874)

See accompanying notes to these consolidated financial statements.

ENOVIX CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except share amounts)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders' Equity	Non-controlling Interests	Total Equity
	Shares	Amount						
Balance as of December 31, 2020	**100,016,559**	**$ 10**	**$ 243,484**	**$ —**	**$ (207,278)**	**$ 36,216**	**$ —**	**$ 36,216**
Net loss	—	—	—	—	(125,874)	(125,874)	—	(125,874)
Business combination, net of redemptions and equity issuance costs and PIPE financing, net	41,249,985	4	300,741	—	—	300,745	—	300,745
Issuance of common stock upon exercise of common stock warrants	7,177,885	1	82,545	—	—	82,546	—	82,546
Issuance of common stock upon exercise of stock options	2,180,168	—	62	—	—	62	—	62
Issuance of Series D convertible preferred stock upon exercise of warrants	2,020,034	—	20,877	—	—	20,877	—	20,877
Restricted stock units ("RSUs") vested	61,015	—	—	—	—	—	—	—
Early exercised stock options vested	—	—	111	—	—	111	—	111
Stock-based compensation	—	—	11,434	—	—	11,434	—	11,434
Repurchase of unvested restricted common stock	(433,359)	—	—	—	—	—	—	—
Balance as of January 2, 2022	**152,272,287**	**15**	**659,254**	**—**	**(333,152)**	**326,117**	**—**	**326,117**
Net loss	—	—	—	—	(51,622)	(51,622)	—	(51,622)
Issuance of common stock upon exercise of common stock warrants, net	4,126,466	—	47,452	—	—	47,452	—	47,452
Issuance of common stock upon exercise of stock options	381,497	—	2,379	—	—	2,379	—	2,379
Issuance of common stock under employee stock purchase plan	229,249	—	1,900	—	—	1,900	—	1,900
RSUs vested, net of shares withheld for taxes	621,179	—	(587)	—	—	(587)	—	(587)
Early exercised stock options vested	—	—	122	—	—	122	—	122
Stock-based compensation	—	—	30,666	—	—	30,666	—	30,666
Repurchase of unvested restricted common stock	(168,876)	—	—	—	—	—	—	—
Balance as of January 1, 2023	**157,461,802**	**$ 15**	**$ 741,186**	**$ —**	**$ (384,774)**	**$ 356,427**	**$ —**	**$ 356,427**

See accompanying notes to these consolidated financial statements.

ENOVIX CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY - Continued
(In thousands, except share amounts)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders' Equity	Non-controlling Interests	Total Equity
	Shares	Amount						
Balance as of January 1, 2023	**157,461,802**	**$ 15**	**$ 741,186**	**$ —**	**$ (384,774)**	**$ 356,427**	**$ —**	**$ 356,427**
Net loss	—	—	—	—	(214,071)	(214,071)	(61)	(214,132)
Issuance of common stock upon exercise of stock options	1,482,808	—	11,928	—	—	11,928	—	11,928
Issuance of common stock under employee stock purchase plan	285,847	—	2,350	—	—	2,350	—	2,350
RSU vested, net of shares withheld	2,655,170	1	(3,931)	—	—	(3,930)	—	(3,930)
Vesting of early exercised stock options	—	—	128	—	—	128	—	128
Purchase of Capped Calls		—	(17,250)	—	—	(17,250)	—	(17,250)
Stock-based compensation	—	—	69,848	—	—	69,848	—	69,848
Repurchase of unvested restricted common stock	(416,833)	—	—	—	—	—	—	—
Issuance of common stock for the Routejade Acquisition	5,923,521	1	52,778	—	—	52,779	3,017	55,796
Other comprehensive loss, net	—	—	—	(62)	—	(62)	—	(62)
Balance as of December 31, 2023	**167,392,315**	**$ 17**	**$ 857,037**	**$ (62)**	**$ (598,845)**	**$ 258,147**	**$ 2,956**	**$ 261,103**

See accompanying notes to these consolidated financial statements.

ENOVIX CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Fiscal Years		
	2023	2022	2021
Cash flows used in operating activities:			
Net loss	$ (214,132)	$ (51,622)	$ (125,874)
Adjustments to reconcile net loss to net cash used in operating activities			
Depreciation, accretion and amortization	34,009	7,972	1,515
Stock-based compensation	69,452	30,367	10,711
Change in fair value of common stock warrants and convertible preferred stock warrants	(6,180)	(75,180)	56,141
Impairment of equipment[1]	4,411	4,921	—
Others	703	—	60
Changes in operating assets and liabilities:			
Accounts and notes receivables	(370)	(170)	—
Inventory	4,509	(634)	—
Prepaid expenses and other assets	(626)	926	(3,464)
Accounts payable	6,096	2,272	1,523
Accrued expenses and compensation	1,977	2,547	5,193
Deferred revenue	(3,860)	(4,091)	2,370
Deferred tax liability	(813)	—	—
Other liabilities	188	(48)	519
Net cash used in operating activities	(104,636)	(82,740)	(51,306)
Cash flows from investing activities:			
Purchase of property and equipment	(61,795)	(36,212)	(43,584)
Routejade acquisition, net of cash and restricted cash acquired	(9,968)	—	—
Purchases of investments	(138,343)	—	—
Maturities of investments	67,150	—	—
Net cash used in investing activities	(142,956)	(36,212)	(43,584)
Cash flows from financing activities:			
Proceeds from Business Combination and PIPE financing	—	—	405,155
Payments of transaction costs related to common stock issuance	—	—	(31,410)
Proceeds from exercise of common stock warrants, net and convertible preferred stock warrants	—	52,828	77,272
Proceeds from issuance of Convertible Senior Notes and secured promissory note	172,500	—	15,000
Purchase of Capped Calls	(17,250)	—	—
Payments of debt issuance costs	(5,917)	—	(90)
Repayment of debt	(69)	—	(15,000)
Proceeds from issuance of common stock under employee stock purchase plan	2,350	1,900	—
Payroll tax payments for shares withheld upon vesting of RSUs	(3,931)	(587)	—
Proceeds from the exercise of stock options	11,928	2,379	190
Repurchase of unvested restricted common stock	(26)	(10)	(27)
Net cash provided by financing activities	159,585	56,510	451,090
Effect of exchange rate changes on cash, cash equivalents and restricted cash	154	—	—
Change in cash, cash equivalents, and restricted cash	(87,853)	(62,442)	356,200
Cash and cash equivalents and restricted cash, beginning of period	322,976	385,418	29,218
Cash and cash equivalents, and restricted cash, end of period	$ 235,123	$ 322,976	$ 385,418

(1) As of December 31, 2023, $0.6 million of the $4.4 million impairment of equipment, was recorded as accrued expenses on the Consolidated Balance Sheet. As of January 1, 2023, $1.7 million of the $4.9 million impairment of equipment was recorded as accrued expenses on the Consolidated Balance Sheet.

See accompanying notes to these consolidated financial statements.

ENOVIX CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(In thousands)

	Fiscal Years		
	2023	2022	2021
Supplemental cash flow disclosure:			
Cash paid for interest	$ 2,757	$ —	$ —
Supplemental non-cash investing and financing activities:			
Net liabilities assumed from Business Combination	—	—	73,400
Purchase of property and equipment included in liabilities	15,980	7,037	5,488

The following presents the Company's cash, cash equivalents and restricted cash by category in the Company's Consolidated Balance Sheets.

	Fiscal Years		
	2023	2022	2021
Cash and cash equivalents	$ 233,121	$ 322,851	$ 385,293
Restricted cash included in prepaid expenses, other current assets and other assets, non-current	2,002	125	125
Total cash, cash equivalents, and restricted cash	$ 235,123	$ 322,976	$ 385,418

See accompanying notes to these consolidated financial statements.

ENOVIX CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Organization and Basis of Presentation

Organization

Enovix Corporation ("Enovix" or the "Company") was incorporated in Delaware in 2006. The Company designs, develops, manufactures and commercializes next generation Lithium-ion, or Li-ion, battery cells that significantly increase the amount of energy density and storage capacity relative to conventional battery cells. Our batteries' mechanical design, or "architecture," allows us to use high performance chemistries while enabling safety and charge time advantages. The Company is headquartered in Fremont, California.

Prior to the second quarter of 2022, the Company was focused on the development and commercialization of its silicon-anode lithium-ion batteries. Beginning in the second quarter of 2022, the Company began its production of silicon-anode lithium-ion batteries or battery pack products, as well as generating product revenue in addition to service revenue from its engineering service contracts for the development of silicon-anode lithium-ion battery technology. In 2023, the Company is constructing its facility in Malaysia ("Fab2") for high-volume production and acquired Routejade, Inc. ("Routejade"), a battery manufacturer incorporated under the laws of Republic of Korea for electrode coating and battery pack manufacturing.

Fiscal Year

The Company's fiscal year is the 52 or 53-week period ending on the Sunday closest to December 31. The Company's fiscal years 2023, 2022, and 2021 ended on December 31, 2023, January 1, 2023, and January 2, 2022, respectively. All period references are to the fiscal periods unless otherwise indicated.

Basis of Presentation and Consolidation

The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States ("GAAP"). The consolidated financial statements include the accounts of the Company, its wholly and majority-owned subsidiaries, the business combinations from the closing dates and a variable interest entity ("VIE") under the variable interest and voting interest models. All intercompany balances and transactions have been eliminated in consolidation.

Liquidity and Capital Resources

The Company has incurred operating losses and negative cash flows from operations since its inception through December 31, 2023 and expects to incur operating losses for the foreseeable future. As of December 31, 2023, the Company had a working capital of $262.2 million and an accumulated deficit of $598.8 million. In April 2023, the Company closed private offerings of $172.5 million aggregate principal amount of 3.0% convertible senior notes due 2028 (the "Convertible Senior Notes"). The net proceeds from the Convertible Senior Notes were approximately $166.6 million. The Company used approximately $17.3 million of the net proceeds from the offerings of the Convertible Senior Notes to pay the cost of the capped call transactions entered on April 20, 2023 in connection with such offerings. The Company will use the remaining net proceeds to build out a second battery cell manufacturing facility ("Fab2") in Malaysia and fund the acquisition of production lines of the Company's second-generation ("Gen2") manufacturing equipment ("Gen2 Autolines"), and for working capital and other general corporate purposes. See Note 9 "Borrowings" for more information. In October 2023, the Company purchased substantially all of the outstanding shares of Routejade, Inc. ("Routejade"), a battery manufacturer located in Republic of Korea, which allowed us to vertically integrate electrode coating and battery pack manufacturing. The total estimated purchase consideration of such transaction consists of cash payment in the amount of approximately $15.8 million and 5,923,521 shares of common stock of the Company. See Note 3 "Business Combinations" for more information.

Based on the anticipated spending and timing of expenditures, the Company currently expects that its cash will be sufficient to meet its funding requirements over the next twelve months. Going forward, the Company may require additional financing for its future operations and expansion. The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the consolidated financial statements and accompanying notes during the reporting periods. Estimates and assumptions include but are not limited to: depreciable lives for property and equipment and intangible assets, impairment of equipment, valuation for inventory, the valuation allowance on deferred tax assets, valuation for assets acquired and liabilities assumed in business combinations, valuation of goodwill and intangible assets, assumptions used in stock-based compensation, incremental borrowing rate for operating right-of-use assets and lease liabilities, and estimates to fair value convertible preferred stock warrants and common stock warrants. Management bases its estimates on historical experience and on various other market-specific and relevant assumptions that it believes to be reasonable under the circumstances.

Note 2. Summary of Significant Accounting Policies

Summary of Significant Accounting Policies

Segment Reporting

The Company operates in one segment. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker ("CODM") in making decisions regarding resource allocation and assessing performance. The Company has determined that its Chief Executive Officer is the CODM. To date, the Company's CODM has made such decisions and assessed performance at the Company level. The Company's activities to date were conducted primarily in the United States ("U.S."). The Company does not have material activity or assets located outside of the U.S.

Cash, Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments with original maturities from the date of purchase of 90 days or less to be cash equivalents. As of December 31, 2023, restricted cash is comprised of $2.0 million of deposits to secure the advanced payment made by the Company's customer and is classified within other assets, non-current of the Consolidated Balance Sheets. As of January 1, 2023, restricted cash is comprised of a $0.1 million and minimum cash balance required by the Company's credit card merchant that can be cancelled with thirty days' notice and is classified within prepaid expenses and other current assets of the Consolidated Balance Sheets.

Investments

The Company's investments consist of highly liquid fixed-income securities. The Company determines the appropriate classification of its investments at the time of purchase and reevaluates such designation at each balance sheet date. The Company has classified and accounted for its investments as available-for-sale securities as the Company may sell these securities at any time for use in its current operations or for other purposes, including prior to maturity.

Investments with original maturities greater than 90 days and remaining maturities of less than one year are normally classified within current assets on the Consolidated Balance Sheets. In addition, investments with maturities beyond one year at the time of purchase that are highly liquid in nature and represent the investment of cash that is available for current operations are classified as current assets.

Unrealized gains and losses on these investments are reported as a separate component of Accumulated other comprehensive loss until the security is sold, the security has matured, or the security has realized. Realized gains and losses on these investments are calculated based on the specific identification method and would be reclassified from Accumulated other comprehensive loss to Other income (expense), net in the Consolidated Statements of Operations.

The Company has designated all investments as available-for-sale and, therefore, the investments are subject to periodic impairment under the available-for-sale debt security impairment model. Available-for-sale debt securities in an unrealized loss position are written down to fair value through a charge to Other income (expense), net in the Consolidated Statements of Operations if the Company intends to sell the security or it is more likely than not the Company will be required to sell the security before recovery of its amortized cost basis. The Company evaluates the remaining securities to determine what amount of the excess, if any, is caused by expected credit losses. A decline in fair value attributable to expected credit losses is recorded to Other income (expense), net, while any portion of the loss related to non-credit factors is recorded in accumulated other comprehensive income (loss). For securities sold prior to maturity, the cost of the securities sold is based on the specific identification method. Realized gains and losses on the sale of investments are recorded in Other income (expense), net in the Consolidated Statements of Operations.

Trade Accounts Receivable, Notes Receivable and Allowance for Credit Losses

The Company's accounts receivable and notes receivable are recorded at invoiced amounts less allowance for any credit losses. According to the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13 that we adopted in the fiscal year 2022, the Company recognizes credit losses based on a forward-looking current expected credit losses ("CECL") model. The Company makes estimates of expected credit losses based upon its assessment of various factors, including the age of receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The allowance for credit losses are recognized in the Consolidated Statement of Operations. The uncollectible receivables are written off in the period in which a determination is made that all commercially reasonable means of recovering them have been exhausted. The Company recognized an immaterial amount of allowance for expected credit loss as of December 31, 2023 and there was no write-off of accounts receivable for the periods presented. As of December 31, 2023, the Company's accounts receivable, net and notes receivable were $0.9 million and $1.5 million, respectively. As of January 1, 2023, the Company's accounts receivable, net was immaterial and there was no notes receivable.

Credit Losses

The Company is exposed to credit losses primarily through its available-for-sale investments. The Company invests excess cash in marketable securities with high credit ratings that are classified in Level 1 and Level 2 of the fair value hierarchy. The Company's investment portfolio at any point in time contains investments in U.S. treasury and U.S. government agency securities, taxable and tax-exempt municipal notes, corporate notes and bonds, commercial paper, non-U.S. government agency securities and money market funds, and are classified as available-for-sale. The Company assesses whether its available-for sale investments are impaired at each reporting period. As of December 31, 2023 and January 1, 2023, the Company did not recognize an allowance for expected credit losses related to available-for-sale investments.

Inventory

Inventory is stated at the lower of cost or net realizable value on a first-in and first-out ("FIFO") basis. Inventory costs include direct materials, direct labor, and normal manufacturing overhead. Determining net realizable value of finished goods and work in process inventories involves projecting average selling prices. When the estimated net realizable values are below the manufacturing costs, a charge to cost of revenue is recorded.

The cost basis of the Company's inventory is reduced for any products that are considered excess or obsolete based upon assumptions about future demand and market conditions. See Note 6 "Inventory" for more information.

Property and Equipment, net

Property and equipment, net are stated at the Company's original cost, net of accumulated depreciation. Construction in process is related to the construction or development of property and equipment that have not yet been placed in service for their intended use. Property and equipment are depreciated or amortized using the straight-line method over the estimated useful lives of the following assets below.

	Estimated Useful Life (in Years)
Machinery and equipment	2 - 10
Office equipment and software	3 - 5
Furniture and fixtures	3 - 5
Building	33
Leasehold improvements	Shorter of the economic life or the remaining lease term

When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in the Consolidated Statement of Operations in the period of disposition. Maintenance and repairs that do not improve or extend the lives of the respective assets are expensed in the Consolidated Statement of Operations in the period incurred. See Note 5 "Property and Equipment" for more information.

Capitalized Software Costs for Internal Use

The Company capitalizes direct costs associated with developing or obtaining internal use software, including enterprise-wide business software, that are incurred during the application development stage. These capitalized costs are recorded as capitalized software within property and equipment. Costs related to preliminary project activities and post-implementation activities are expensed as incurred. Once the software is ready for its intended use, amounts capitalized are amortized over an estimated useful life of up to five years, generally on a straight-line basis. Capitalized software costs for internal use are included in office equipment category of the property and equipment on the Consolidated Balance Sheets.

Impairment of Long-Lived Assets

The Company evaluates the carrying value of long-lived assets when indicators of impairment exist. The carrying value of a long-lived asset is considered impaired when the estimated separately identifiable, undiscounted cash flows from such an asset are less than the carrying value of the asset. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the estimated cash flows discounted at a rate commensurate with the risk involved. See Note 5 "Property and Equipment" for more information.

Intangible Assets

The Company amortizes acquisition-related intangible assets that are subject to amortization over their estimated useful lives. The Company performs periodic reviews of significant finite-lived identified intangible assets to determine whether facts and circumstances indicate that the carrying amount may not be recoverable. These reviews can be affected by various factors, including external factors such as industry and economic trends, and internal factors such as changes in the Company's business strategy and its forecasts for specific products. Periodically, the Company also evaluates the estimated remaining useful lives of purchased intangible assets and whether events or changes in circumstances warrant a revision to the remaining periods of amortization.

Leases

In February 2016, the "FASB" issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 requires an entity to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. The Company early adopted the ASU 2016-02 on January 1, 2021. Under Topic 842, the Company determines if an arrangement contains a lease and its lease classification at inception. For arrangements, with lease terms greater than 12 months and the Company is the lessee, right-of-use ("ROU") assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. Currently, the Company only has operating leases.

ROU assets also include any initial direct costs incurred and any lease payments made on or before the lease commencement date, less lease incentives received. The Company uses its incremental borrowing rate based on the information available at the commencement date in determining the lease liabilities as the Company's leases generally do not provide an implicit rate. Lease terms may include options to extend or terminate the lease when the Company is reasonably certain that the option will be exercised. The Company combines the lease and non-lease components in determining the operating lease ROU assets and liabilities. Lease expense is recognized on a straight-line basis over the lease term. The lease agreements may contain variable costs such as contingent rent escalations, common area maintenance, insurance, real estate taxes or other costs. Such variable lease costs are expensed as incurred on the Consolidated Statement of Operations. See Note 7 "Leases" for more information.

Goodwill

The Company reviews its goodwill for impairment at least annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that the asset may be impaired. Since the Company completed the acquisition of Routejade in October 2023, no impairment analysis was performed for the fiscal year 2023. There was no goodwill impairment for the periods presented. See Note 3 "Business Combinations" for more information

Debt

The Company accounted for its borrowings as liabilities measured at net proceeds less debt discount and debt issuance cost and were accreted to its face value over its expected term using the effective interest method. The Company considered whether there were any embedded features in its debt instruments that required bifurcation and separate accounting as derivative financial instruments pursuant to Accounting Standards Codification ("ASC"), Topic 815, *Derivatives and Hedging* ("ASC 815"). See Note 9 "Borrowings" for more information.

Common Stock Warrants

In connection with 2021 business combination with Rodgers Silicon Valley Acquisition Corp., the Company issued outstanding warrants of 17.5 million to purchase common stock at a price of $11.50 per share. The warrants expire five years from the completion of the business combination and were exercisable starting December 5, 2021. A portion of the outstanding warrants were held by the sponsor and members of Rodgers Capital LLC (the "Private Placement Warrants") and the remaining warrants were held by other third-party investors (the "Public Warrants"). As of January 1, 2023, there were no Public Warrants outstanding as the shares of the Public Warrants were either exercised or redeemed during the fiscal year 2022.

The Private Placement Warrants are transferable, assignable or salable in certain limited exceptions. The Private Placement Warrants are exercisable for cash or on a cashless basis, at the holder's option, and are non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will cease to be Private Placement Warrants, and become Public Warrants and be redeemable by the Company and exercisable by such holders on the same basis as the other Public Warrants.

Once the warrants became exercisable, the Company could redeem for $0.01 per warrant the outstanding Public Warrants if the Company's common stock price equaled or exceeded $18.00 per share, subject to certain conditions and adjustments.

The Company accounts for the warrants in accordance with ASC Topic 815, *Derivative and Hedging*. The Public Warrants met the criteria for equity classification and were recorded as additional paid-in capital on the Consolidated Balance Sheet at the completion of the Business Combination. The Private Placement Warrants contain exercise and settlement features that may change with a change in the holder, which precludes the Private Placement Warrants from being indexed to the Company's own stock, and therefore the Private Placement Warrants are precluded from being classified within equity and are accounted for as derivative liabilities on the Consolidated Balance Sheet at fair value, with subsequent changes in fair value recognized in the Consolidated Statement of Operations at each reporting date. See Note 12 "Warrants" for more information.

Fair Value of Financial Instruments

The Company's assets and liabilities, which require fair value measurement on a recurring basis, consist of Private Placement Warrants recorded at fair value. Fair value principles require disclosures regarding the manner in which fair value is determined for assets and liabilities and establishes a three-tiered fair value hierarchy into which these assets and liabilities must be grouped, based upon significant levels of inputs as follows:

- Level 1 — Observable inputs, such as quoted prices (unadjusted) in active markets for identical assets or liabilities at the measurement date;

- Level 2 — Observable inputs, other than Level 1 prices, such as quoted prices in active markets for similar assets and liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and consider factors specific to the asset or liability. See Note 4 "Fair Value Measurement" for more information.

Non-Controlling Interests

The Company's consolidated financial statements include the majority-owned subsidiary and variable interest entity consolidated under the variable interest and voting interest models. Non-controlling interests represent the portion of equity not attributable to the Company and are reported as a separate component of equity, net of tax and transaction costs, on the Consolidated Balance Sheets. Net loss and comprehensive loss for majority-owned subsidiary are attributed to the Company and to non-controlling interest holders on the Consolidated Statements of Operations and Consolidated Statements of Comprehensive Loss based on respective ownership percentage. The Company accounts for changes in ownership of the majority-owned subsidiary as equity transactions when the Company retains a controlling financial interest.

Variable Interest Entity

The Company determines at the inception of each arrangement whether an entity in which the Company holds an investment or in which the Company has other variable interests is considered a VIE. The Company consolidates the VIE's balance sheet and results of operations into its consolidated financials when the Company deems to be the primary beneficiary that meets both of the following criteria: (1) the Company has the power to direct activities that most significantly affect the VIE's economic performance and (2) the Company has the obligation to absorb losses or the right to receive benefits of the VIE that in either case could potentially be significant to the VIE.

The Company continually reassesses whether the Company is the primary beneficiary of a VIE for the consolidation analysis. If the Company is not the primary beneficiary in a VIE, the Company accounts for the investment or other variable interest in accordance with applicable GAAP. Please refer to Note 16 "Variable Interest Entity" for more details.

The Company will reconsider whether the entity is still a VIE if certain reconsideration events occur as defined in the Accounting Standards Codification ("ASC") 810, *Consolidation,* issued by the FASB.

Foreign Currency Transactions

The functional currency of the Company's international subsidiaries is the U.S. dollar ("USD"), except for the newly acquired Routejade, which is in Korean Won. Monetary assets and liabilities of the Company's international subsidiaries that are denominated in foreign currency are remeasured into USD at period-end exchange rates. Non-monetary assets and liabilities that are denominated in the foreign currency are remeasured into USD at the historical rates. Foreign transaction gains and losses resulting from the conversion of the transaction currency to functional currency and remeasurement of foreign currency accounts are reflected in Other income (expense), net of the Consolidated Statements of Operations. For the fiscal year 2023, the Company recorded an immaterial amount of net foreign transaction gains in Other income (expense), net of the Consolidated Statements of Operations.

Routejade utilizes Korean Won as its functional currency. The assets and liabilities of this subsidiary is translated at period-end exchange rates, while revenue and expenses are translated at the average rates in effect for the period. The related translation gains and losses are included in other comprehensive income or loss within the Consolidated Statements of Operations and the Consolidated Statement of Comprehensive Income.

Concentrations of Credit Risk and Major Customers

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains cash and cash equivalent balances in checking, savings, and money market accounts at financial institutions. Amounts held in these accounts may exceed federally insured limits. As of December 31, 2023 and January 1, 2023, the Company did not experience any losses on such deposits.

For the fiscal year 2023, Customer D, which had revenues greater than 10% of the Company's total revenues, had accounted for approximately 75% of the Company's total revenues. For the fiscal year 2022, Customer A and Customer C accounted for approximately 81% and 14%, respectively, of the Company's total revenue.

As of December 31, 2023, there were three customers, which had accounts receivable greater than 10% of the Company's total accounts receivables. Customer C, E, and F accounted for 13%, 45% and 11%, respectively, of the total accounts receivable. As of January 1, 2023, Customer C accounted for 84% of the Company's total accounts receivable, net.

Revenue Recognition

In June 2022, the Company began to generate revenue from its planned principal business activities. The Company recognizes revenue within the scope of Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers ("ASC 606").* The core principle of ASC 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. ASC 606 defines a five-step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process, including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. The following five steps are applied to achieve that core principle:

1. Identify the contract with the customer;

2. Identify the performance obligations in the contract;

3. Determine the transaction price;

4. Allocate the transaction price to the performance obligations in the contract; and

5. Recognize revenue when the company satisfies a performance obligation.

The Company's revenue consists of product revenue, resulting from the sale of lithium-ion batteries. electrode coating and battery pack products ("Product Revenue"), and service revenue, resulting from payments received from its customers based on executed engineering revenue contracts for the development of lithium-ion battery technology ("Service Revenue").

Product Revenue

Product Revenue is recognized once the Company has satisfied the performance obligations identified in the contract and the customer obtains control of the goods at a point in time under the revenue recognition criteria. Product Revenue is recognized in an amount that reflects the consideration for the corresponding performance obligations for the lithium-ion batteries or battery pack products transferred.

Service Revenue

Service Revenue contracts generally include the design and development efforts to conform the Company's existing battery technology with the customer's required specifications. The term of the Service Revenue contracts generally last from one to three years beginning at the effective date of the contract with a single performance obligation. Generally, the Company owns all intellectual property that is developed and directed toward the Company's lithium-ion battery technology. Accordingly, the customer will only receive prototype units of the Company's battery technology as well as any design reports that are submitted to them as part of the contract. Prototype units that are delivered throughout the term of the contract provide marginal value to the customers as they are contractually limited in their ability to derive benefit from the prototype units should the contract be terminated. The Company concludes that its performance obligation is the delivery of final prototype units, which meet the ultimate specifications set forth by the customer.

Consideration for Service Revenue contracts generally becomes payable when the Company meets specific contractual milestones, which include the design and approval of custom cells, procurement of fabrication tooling to meet the customer's specifications, and fabrication and delivery of custom cells from the Company's pilot production line. Within the existing Service Revenue contracts, the amount of consideration is fixed, the contracts contain a single performance obligation, and revenue is recognized at the point in time the final milestone is met (i.e., a final working prototype meeting all required specifications) and the customer obtains control of the deliverable. Any proceeds received prior to completing the final deliverable are recorded as deferred revenue.

Deferred Revenue

Deferred revenue represents situations where the cash is collected, but the related revenue has not yet been recognized. Revenue is subsequently recognized when the revenue recognition criteria are met. Service Revenue is generally invoiced based on pre-defined milestones and Service Revenue per the contract is generally recognized upon completion of the final milestone. The following table summarizes the significant changes in deferred revenue during the fiscal year 2023 (in thousands).

	2023
Beginning Balance	$ 3,774
Routejade acquisition	10,568
Revenue recognized	(3,968)
Increased due to customer advanced payments	108
Deferred revenues, end of period	$ 10,482

As of December 31, 2023, the Company currently expects to recognize approximately 64% of deferred revenue as revenue within the next twelve months and the remaining amount is expected to be recognized as revenues in 2025.

Costs to Fulfill a Customer Contract

The revenue recognition standard requires capitalization of certain costs to fulfil a customer contract, such as certain employee compensation for design and development services that specifically relate to customer contracts. Costs are recognized as an asset if they relate directly to a customer contract, generate or enhance resources of the entity that will be used in satisfying future performance obligations, and are expected to be recovered. If these three criteria are not met, the costs are expensed in the period incurred. Deferred costs are recognized as cost of revenue in the period when the related revenue is recognized. As of December 31, 2023 and January 1, 2023, total deferred contract costs were $0.8 million for either periods.

Product Warranties

The Company provides product warranties, which cover certain repair or replacement under the revenue contracts and they generally range from one to four years. Estimated costs related to warranties are recorded in the same period when the product sales occur. The warranty liability reflects management's best estimates of such costs and are recognized as cost of revenue. The Company continuously monitors its product returns for warranty failures and maintains a reserve for the related warranty expenses based on various factors, including historical product failure rates, results of accelerated lab testing, field monitoring, vendor reliability estimates, and data on industry averages for similar products. Due to the potential for variability in these underlying factors, the difference between the estimated costs and the actual costs could be material to the Company's consolidated financial statements. If actual product failure rates or the frequency or severity of reported claims differ from the estimates, the Company may be required to revise its estimated warranty liability. As of December 31, 2023, the Company's warranty liability on the Consolidated Balance Sheet was immaterial.

Sales and Transaction Taxes

Sales and other taxes collected from customers and remitted to governmental authorities on revenue-producing transactions are reported on a net basis and are therefore excluded from revenues in the Consolidated Statement of Operations.

Cost of Revenues

Cost of revenues includes materials, labor, depreciation expense, and other direct costs related to product production and Service Revenue contracts. Labor consists of personnel-related expenses such as salaries, benefits, and stock-based compensation. Other direct costs include costs incurred on certain Service Revenue contracts that was in excess of the amount expected to be recovered and other overhead costs in connection with the product production.

Research and Development Costs

Research and development costs consist of engineering services, depreciation, development expenses, materials, labor and stock-based compensation and allocated facilities costs, related primarily to the Company's (i) technology development, (ii) design, construction, and testing of preproduction prototypes and models, and (iii) certain costs related to the design, construction, and operation of its pilot plant that is not of a scale economically feasible to the Company for commercial production. Research and development costs are expensed as incurred.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist of personnel-related expenses, marketing expenses, allocated facilities expenses, depreciation expenses, executive management travel, and professional services expenses, including legal, human resources, audit, accounting and tax-related services. Personnel related costs consist of salaries, benefits and stock-based compensation. Facilities costs consist of rent and maintenance of facilities.

Merger Transaction Costs

During the fiscal year 2021, the Company incurred significant direct and incremental transaction costs related to the completed merger with RSVAC. These transaction costs were first deferred and capitalized to the deferred transaction costs, non-current line item in the Consolidated Balance Sheet. After the completion of the Business Combination, these costs were reclassed to and recorded as a reduction of additional paid-in capital. Cash payments for the transaction costs related to the Business Combination and PIPE financing are classified in the Consolidated Statement of Cash Flows as a financing activity. See Note 3 "Business Combinations" for more information.

Government Grant

In September 2020, the Company entered into a financial assistance agreement totaling $6.5 million with the Office of Energy Efficiency and Renewable Energy ("EERE"), an office within the U.S. Department of Energy. Under the agreement, the Company will perform research and development under a joint project with the EERE, and the EERE will reimburse the Company for approximately 49.8% of allowable project costs. The remaining approximately 50.2% in costs would be incurred by the Company. The Company accounts for funds which are probable of being received in the same period in which the costs were incurred as an offset to the related expense (Research and development) or capitalized asset (Property and equipment, net). As of December 31, 2023, the Company had an immaterial reimbursement receivable from the assistance agreement. As of January 1, 2023, the Company had a reimbursement receivable from the assistance agreement of $0.4 million, which is included in prepaid expenses and other current assets on the Consolidated Balance Sheets.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes,* issued by FASB. Under the asset and liability method specified by ASC 740, deferred tax assets and liabilities are recognized for the future consequences of differences between the carrying amounts of existing assets and liabilities and their respective tax bases (temporary differences). Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are recovered or settled. Valuation allowances for deferred tax assets are established when it is more likely than not that some or all of the deferred tax assets will not be realized.

In addition, ASC 740 provides comprehensive guidance on the recognition and measurement of tax positions in previously filed tax returns or positions expected to be taken in future tax returns. The benefit from an uncertain tax position must meet a more-likely-than-not recognition threshold and is measured at the largest amount of benefit greater than 50% determined by cumulative probability of being realized upon ultimate settlement with the taxing authority. The

Company's policy is to recognize interest and penalties expense, if any, related to uncertain tax positions as a component of income tax expense.

Stock-Based Compensation

The Company issues stock-based compensation to employees and non-employees in the form of stock options or restricted stock units ("RSUs") or performance restricted stock units ("PRSUs").

Restricted Stock Units

Starting in the fiscal year 2021, the Company began to grant RSUs to its employees and non-employees and these RSUs generally have a service vesting condition over four or five years. The Company uses its common stock price, which is the closing stock price on the grant date to value its RSUs. Stock-based compensation expense is recognized using the straight-line attribution method. Forfeitures are recorded when they occur.

Performance Restricted Stock Units

Starting in the fiscal year 2022, the Company began to grant PRSUs to certain employees with vesting conditions based on performance and service conditions over two years. The Company uses its common stock price, which is the closing stock price on the grant date to value its PRSUs. The Company uses the graded vesting method to calculate the stock-based compensation expense. At each reporting period, the Company would recognize and adjust the stock-based compensation expense based on its probability assessment in meeting its PRSUs' performance conditions. Forfeitures are recorded when they occur.

Employee Stock Purchase Plan

The Company began to offer the employee stock purchase plan ("ESPP") to its employees in the fiscal year 2021. The Company uses the Black-Scholes valuation method to value the fair value of its ESPP shares and uses the graded vesting method to calculate the stock-based compensation expense.

Stock options

Generally, the stock options have a maximum contractual term up to 10 years. The fair value of stock options is based on the date of the grant using the Black-Scholes valuation method. The awards are accounted for by recognizing the fair value of the related award over the period during which services are provided in exchange for the award (referred to as the requisite service period, which typically equals the vesting period of the award). The vesting period is generally four or five years. No stock options have been issued with a market condition or other performance vesting condition. In accordance with ASU 2018-07 Compensation — Stock Compensation (Topic 718): Improvements to Non-employee Share-Based Payment Accounting, the measurement of equity-classified non-employee awards is fixed at the grant date. Stock-based compensation expense is recognized using the straight-line attribution method. Forfeitures are recorded when they occur. For the fiscal year 2023, the Company did not grant any stock options and, for the fiscal year 2022, the Company granted less than 60,000 shares.

Fair Value of Common Stock and Stock Option

Prior to the completion of the Business Combination, the fair value of the Company's common stock underlying stock options was determined by the Company's board of directors. Given the absence of a public trading market, the board of directors considered numerous objective and subjective factors to determine the fair value of the Company's common stock at each board of directors meeting in which stock awards were approved. These factors included, but were not limited to: (i) contemporaneous third-party valuations of common stock; (ii) the rights, preferences, and privileges of convertible preferred stock relative to common stock; (iii) the lack of marketability of common stock; (iv) stage and development of the Company's business; (v) general economic conditions; and (vi) the likelihood of achieving a liquidity event, such as an initial public offering, or sale of the Company, given prevailing market conditions.

Based on the valuation reports from the third-party and the relevant factors as discussed above, the Company determined the fair value per share of the underlying common stock of the stock options.

The following assumptions are used in the Black-Scholes valuation model for the fair value of stock options per share.

- Expected Term — The expected term of the options represents the average period the share options are expected to remain outstanding. As the Company does not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior, the expected term of options granted is derived from the average midpoint between the weighted average vesting and the contractual term, also known as the simplified method. The Company uses the simplified calculation of the expected life, which takes into consideration the grant's contractual life and vesting period and assumes that all options will be exercised between the vesting date and the contractual term of the option.

- Risk-Free Interest Rate — The risk-free interest rate is based on the yield of U.S. Treasury notes as of the grant date with terms commensurate with the expected term of the option.

- Dividend Yield — The expected dividends assumption is based on the Company's expectation of not paying dividends in the foreseeable future, as well as the Company did not pay any dividends in the past.

- Expected volatility — Prior to the Business Combination, Legacy Enovix was a private company and did not have any trading history for its ordinary shares, the expected volatility was based on the historical volatilities of the common stock of comparable publicly traded companies that Legacy Enovix selected with comparable characteristics, including enterprise value, risk profiles, position within the industry, and with historical share price information sufficient to meet the expected life of the Legacy Enovix's stock options.

Net Loss per Share of Common Stock

Basic net loss per share of common stock is calculated using the two-class method under which earnings are allocated to both common shares and participating securities. The Company considers participating securities including outstanding stock options, outstanding RSUs, estimated ESPP shares and convertible senior notes. Unvested early exercised stock options which are subject to repurchase by the Company are not considered participating securities as those shares do not have non-forfeitable rights to dividends or dividend equivalents. Net loss is attributed to common stockholders and participating securities based on their participation rights.

Basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period. Unvested early exercised stock options are not considered outstanding for purposes of the weighted average outstanding share calculation until they vest.

Diluted earnings per share ("EPS") attributable to common stockholders adjusts basic EPS for the potentially dilutive impact of the participating securities. As the Company reported losses for the periods presented, all potentially dilutive securities including convertible senior notes, stock options and warrants, are generally antidilutive and accordingly, basic net loss per share equals diluted net loss per share, except when there were changes in fair value of the Private Placement Warrants recorded in earnings. With changes in fair value recorded in earnings, an adjustment would be made to both the diluted EPS numerator and denominator to eliminate such effects.

Recently Adopted Accounting Pronouncements

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (*Topic 805*): *Accounting for Contract Assets and Contract Liabilities from Contracts with Customers*. This ASU requires an acquirer to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Revenue from Contracts with Customers (*Topic 606*) rather than adjust them to fair value at the acquisition date. ASU 2021-08 is effective for annual periods beginning after December 15, 2022 and interim periods within those annual periods. This ASU should be applied prospectively to business combinations occurring on or after the date of adoption. As a result, we adopted the provisions of this ASU in the first quarter of 2023 and the adoption of this ASU did not have a material impact on the Company's consolidated financial statements and related disclosures.

Recently Issued Accounting Pronouncements

In November 2023, the FASB issued ASU No. 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures,* which requires disclosure of significant segment expenses and other segment items on an annual and interim basis. This ASU will be effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the potential impact of the adoption of this ASU on the Company's financial statement disclosures.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topics 740): Improvements to Income Tax Disclosures,* which expanded the disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid. ASU 2023-09 is effective for the annual periods beginning December 15, 2024, with early adoption permitted. The Company is currently evaluating the potential impact of the adoption of this ASU on the Company's financial statement disclosures.

Note 3. Business Combinations

Business Combination with Rodgers Silicon Valley Acquisition Corp.

On July 14, 2021 (the "Closing Date"), Enovix Corporation, a Delaware Corporation ("Legacy Enovix"), Rodgers Silicon Valley Acquisition Corp. ("RSVAC"), and RSVAC Merger Sub Inc., a Delaware Corporation and wholly owned subsidiary of RSVAC ("Merger Sub"), consummated the closing of the transactions contemplated by the Agreement and Plan of Merger, dated February 22, 2021 (the "Business Combination"), by and among RSVAC, Merger Sub and Legacy Enovix (the "Merger Agreement"), following the approval at a special meeting of the stockholders of RSVAC held on July 12, 2021 (the "Special Meeting"). Following the consummation of the Business Combination on the Closing Date, Legacy Enovix changed its name to Enovix Operations Inc., and RSVAC changed its name from Rodgers Silicon Valley Acquisition Corp. to Enovix Corporation.

The Business Combination was accounted for as a reverse recapitalization under GAAP. This determination is primarily based on Legacy Enovix stockholders comprising a relative majority of the voting power of Enovix and having the ability to nominate the members of the Board, Legacy Enovix's operations prior to the acquisition comprising the only ongoing operations of Enovix, and Legacy Enovix's senior management comprising a majority of the senior management of Enovix. Under this accounting method, RSVAC was treated as the "acquired" company and Legacy Enovix was treated as the acquirer for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of Enovix represent a continuation of the financial statements of Legacy Enovix with the Business Combination being treated as the equivalent of Enovix issuing common stock for the net assets of RSVAC, accompanied by a recapitalization.

The net liabilities of RSVAC, other than its warrant liabilities, were stated at historical cost, which approximated to its fair values. Its warrant liabilities were stated at its fair values and no goodwill or other intangible assets were recorded. Results of operations prior to the Business Combination were presented as those of Enovix. Beginning in the third quarter of 2021, historical shares and corresponding capital amounts, as well as for net loss per share, prior to the Business Combination, were retrospectively adjusted using the exchange ratio as defined in the Business Combination for the equivalent number of shares outstanding immediately after the Business Combination to the effect the reverse recapitalization.

Immediately prior to the Business Combination all shares of Legacy Enovix outstanding convertible preferred stock were converted into an equivalent number of shares of Legacy Enovix common stock.

At the Business Combination, eligible Legacy Enovix equity holders received or have the right to receive shares of Enovix common stock ("Common Stock"), with par value $0.0001 per share, at a deemed value of $10.00 per share after giving effect to the exchange ratio of approximately 0.1846 as defined in the Merger Agreement ("Exchange Ratio"). Accordingly, immediately following the consummation of the Business Combination, Legacy Enovix common stock was exchanged into 103,995,643 shares of Common Stock, 5,547,327 shares were reserved for the issuance of Common Stock upon the potential future exercise of Legacy Enovix's stock options that were exchanged into Enovix's stock options.

Upon the closing of the Business Combination, the Company's certificate of incorporation was amended and restated to, among other things, increase the total number of authorized shares of Common Stock to 1,000,000,000 shares, $0.0001 par value per share and designate 10,000,000 shares as Preferred Stock.

In connection with the execution of the Merger Agreement, RSVAC entered into separate subscription agreements (each a "Subscription Agreement") with a number of investors (each a "New PIPE Investor"), pursuant to which the New PIPE Investors agreed to purchase, and RSVAC agreed to sell to the New PIPE Investors, an aggregate of 12,500,000 shares of Common Stock ("PIPE Shares"), for a purchase price of $14.00 per share and an aggregate purchase price of $175.0 million, in a private placement pursuant to the subscription agreements ("PIPE Financing"). The PIPE Financing closed simultaneously with the consummation of the Business Combination.

The following table shows the number of shares of Common Stock issued immediately following the consummation of the Business Combination.

RSVAC common stock shares outstanding prior to the Business Combination	28,750,000
Less redemption of RSVAC common stock shares	(15)
RSVAC common stock shares	28,749,985
PIPE Shares issued	12,500,000
RSVAC common stock shares and PIPE Shares	41,249,985
Legacy Enovix common shares [1]	103,995,643
Total shares of Common Stock immediately after the Business Combination	145,245,628

[1] The number of Legacy Enovix common shares was determined from the 563,316,738 shares of Legacy Enovix common stock outstanding immediately prior to the closing of the Business Combination converted at the exchange ratio of approximately 0.1846. All fractional shares were rounded.

In connection with the Business Combination in July 2021, the Company assumed $73.4 million of net liabilities from RSVAC. The following table shows the net cash proceeds from the Business Combination (in thousands).

	Recapitalization
Cash - RSVAC Trust and cash, net of redemptions	$ 230,155
Cash - PIPE Financing	175,000
Less: transaction costs and PIPE financing fees	(31,410)
Net cash contributions from Business Combination	$ 373,745

Routejade Acquisition

On September 18, 2023, the Company entered into a stock purchase agreement (the "Stock Purchase Agreement") with Rene Limited, a corporation incorporated under the laws of the Republic of Korea (the "Seller"). On October 31, 2023, the Company closed the transaction contemplated by the Stock Purchase Agreement (the "Closing") to purchase Routejade, Inc. ("Routejade"), a battery manufacturer incorporated under the laws of Republic of Korea. This acquisition has allowed the Company to vertically integrate electrode coating and battery pack manufacturing.

The total purchase consideration of such transaction consists of cash consideration in the amount of approximately $15.4 million and 5,923,521 shares of common stock of the Company, par value $0.0001, for the purchase of approximately 95.8% of the outstanding shares of Routejade (the "Routejade Acquisition"). The closing price of the

Company's common stock on October 31, 2023 was $8.91. Total following table summarized the considerations for the acquisition.

Cash paid, net of acquisition-related seller expense	$	15,448
Issuance of Enovix common stock (5,923,521 shares)		52,779
Total purchase consideration		68,227
Less: net assets acquired		
Net assets acquired, excluding liability assumed for acquisition-related seller expense	56,486	
Liability assumed for acquisition-related seller expense	(357)	
Net assets acquired		56,129
Goodwill	$	12,098

This acquisition constitutes a business acquisition in accordance with FASB Accounting Standards Codification ("ASC") (*Topic 805*), *Business Combinations* ("ASC 805") for business combinations and, therefore, will be accounted for as a business combination using the acquisition method of accounting. The tangible and intangible assets acquired and liabilities assumed were recorded based on their estimated fair values at the acquisition date.

The following table summarizes the preliminary purchase price allocation based on the fair values of the assets acquired and liabilities assumed as of the acquisition date, which are subject to change within the measurement period as the fair value assessments are finalized (in thousands).

Cash, cash equivalents and restricted cash acquired	$	5,481
Accounts and notes receivable, net [1]		1,796
Inventory		12,613
Prepaid expenses and other current assets		1,715
Property and equipment, net		26,987
Intangible assets		42,981
Goodwill		12,098
Other non-current assets		365
Debt assumed		(7,426)
Deferred revenue		(10,568)
Liabilities assumed		(3,182)
Deferred income tax liabilities		(11,616)
Fair value of net assets acquired		71,244
Less: non-controlling interest [2]		(3,017)
Total purchase consideration		68,227
Less: Cash, cash equivalents, restricted cash acquired		(5,481)
Total purchase price, net of cash acquired	$	62,746

[1] The gross amount of the acquired accounts and notes receivable was $1.9 million, of which an immaterial amount is expected to be uncollectible.

[2] The fair value of non-controlling interest is measured based on the fair values of net assets acquired at the acquisition date and the price for the equity shares and the portion of ownership not held by the acquirer.

Goodwill

The excess of the purchase price over the fair value of net assets acquired was recorded to goodwill. Goodwill is primarily attributable to the expected synergies from future expected economic benefits, including integrating electrode coating and battery pack manufacturing. Goodwill from this acquisition is not expected to be deductible for tax purposes.

The following table summarizes the change in goodwill (in thousands).

	Goodwill
Balance as of January 1, 2023	$ —
Routejade Acquisition	12,098
Balances as of December 31, 2023	$ 12,098

Intangible Assets

Intangible assets consist of customer relationships, developed technology and trade names and trademarks. Customer relationships relates to Routejade's existing customer relationships to earn current and future business. Developed technology relates to its technology for manufacturing standard lithium-ion batteries with varying chemistries, enabling design flexibility and producing customized battery cells.

The following table summarizes the intangible assets subject to amortization, net (in thousands).

	Gross	Accumulated amortization	Net Carrying Amount	Weighted-average Useful Lives
Customer relationships	$ 30,966	$ (517)	$ 30,449	10 years
Developed technology	11,680	(277)	11,403	7 years
Trade Names and Trademarks	335	(19)	316	3 years
Total intangible assets	$ 42,981	$ (813)	$ 42,168	

The Company acquired these intangible assets through the Routejade Acquisition in October 2023. For the fiscal year 2023, amortization of the intangible assets was $0.8 million. As of December 31, 2023, the weighted average remaining useful lives for intangible assets was approximately 9 years.

The following is a schedule of expected amortization for the intangible assets as of December 31, 2023 (in thousands).

	As of December 31, 2023
2024	$ 4,860
2025	4,860
2026	4,933
2027	4,748
2028	4,748
Thereafter	18,019
Total estimated amortization expense	$ 42,168

Revenue and net loss from operations

For the fiscal year 2023, the Company's result of operations included approximately $7 million of Routejade's revenue and an immaterial amount of Routejade's net loss from operations since the acquisition date.

Acquisition Costs

For the fiscal year 2023, the Company recorded approximately $1.3 million of acquisition costs, which were included in Selling, general and administrative of the Consolidated Statements of Operations.

Proforma information

The consolidated unaudited proforma revenue for fiscal years 2023 and 2022, which included Routejade assuming the acquisition occurred on January 3, 2022, were approximately $21.1 million and $16.4 million, respectively. The consolidated unaudited proforma net income related to this acquisition was not included because the impact on the Company's consolidated results of operations was not material.

Note 4. Fair Value Measurement

The fair value of the Company's financial assets and liabilities are determined in accordance with the fair value hierarchy established in ASC 820, *Fair Value Measurements,* issued by the FASB. The fair value hierarchy of ASC 820 requires an entity to maximize the use of observable inputs when measuring fair value and classifies those inputs into three levels:

Level 1:	Observable inputs, such as quoted prices (unadjusted) in active markets for identical assets or liabilities at the measurement date.
Level 2:	Observable inputs, other than Level 1 prices, such as quoted prices in active markets for similar assets and liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3:	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company's financial instruments consist primarily of cash and cash equivalents, short-term investments, accounts receivable, notes receivable, accounts payable, short-term and long-term debt, and warrant liabilities. Cash and cash equivalents are reported at their respective fair values on the Company's Consolidated Balance Sheets. As of December 31, 2023 and January 1, 2023, the carrying values of accounts and notes receivables, accounts payable, short-term debt and accrued liabilities approximated the fair value based on the short maturity of those instruments.

Cash and cash equivalents are reported at their respective fair values on the Consolidated Balance Sheets. Where quoted prices are available in an active market, securities are classified as Level 1. The Company classifies money market funds as Level 1. When quoted market prices are not available for the specific security, then the Company estimates fair value by using quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs obtained from various third-party data providers, including but not limited to benchmark yields, reported trades and broker/dealer quotes. Where applicable the market approach utilizes prices and information from market transactions for similar or identical assets. The Company will classify commercial paper, corporate debt securities and asset-backed securities as Level 2. As of December 31, 2023 and January 1, 2023, the Company had cash and cash equivalents of $233.1 million and $322.9 million, respectively.

The following table details the fair value measurements of assets and liabilities that were measured at fair value on a recurring basis based on the following three-tiered fair value hierarchy per ASC 820, *Fair Value Measurement*, as of December 31, 2023 and January 1, 2023 (in thousands).

| | Fair Value Measurement using | | | |
	Level 1	Level 2	Level 3	Total Fair Value
As of December 31, 2023				
Assets:				
Cash equivalents:				
Money Market Funds	$ 19,312	$ —	$ —	$ 19,312
U.S. Treasuries	—	45,175	—	45,175
Short-term investments:				
U.S. Treasuries	—	73,694	—	73,694
Liabilities:				
Private Placement Warrants	$ —	$ —	$ 42,900	$ 42,900
As of January 1, 2023				
Assets:				
Cash equivalents:				
Money Market Funds	$ 319,946	$ —	$ —	$ 319,946
Liabilities:				
Private Placement Warrants	$ —	$ —	$ 49,080	$ 49,080

Cash Equivalents and Short-term Investments:

The following is a summary of cash equivalents and short-term investments (in thousands).

| | | | | | Reported as | |
	Amortized Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value	Cash Equivalents	Short-term Investments
As of December 31, 2023						
Money Market Funds	$ 19,312	$ —	$ —	$ 19,312	$ 19,312	$ —
U.S. Treasuries	118,854	15		118,869	45,175	73,694
Total	$ 138,166	$ 15	$ —	$ 138,181	$ 64,487	$ 73,694
As of January 1, 2023						
Money Market Funds	$ 319,946	$ —	$ —	$ 319,946	$ 319,946	$ —

As of December 31, 2023, the short-term investments have contractual maturity due within one year.

Private Placement Warrants

The Company's liabilities are measured at fair value on a recurring basis, including 6,000,000 shares of the Private Placement Warrants that were held by Rodgers Capital, LLC (the "Sponsor") and certain of its members. The fair value of the Private Placement Warrants is considered a Level 3 valuation and is determined using the Black-Scholes valuation model. The key assumptions impacting the fair value of the Private Placement Warrants are the fair value of the Company's common stock as of each re-measurement date, the remaining contractual terms of the Private Placement Warrants, risk-free rate of return and expected volatility which is based on the historical and implied volatility of the Company and the volatility of the Company's peer group.

As of December 31, 2023, the fair value of the Private Placement Warrants was $7.15 per share with an exercise price of $11.50 per share. The following table summarizes the changes for Level 3 items measured at fair value on a recurring basis using significant unobservable inputs (in thousands).

	Private Placement Warrants
Fair value as of January 2, 2022	$ 124,260
Change in fair value	(75,180)
Fair value as of January 1, 2023	49,080
Change in fair value	(6,180)
Fair value as of December 31, 2023	$ 42,900

The following table summarizes the key assumptions used for determining the fair value of common stock warrants.

	Private Placement Warrants Outstanding as of December 31, 2023	Private Placement Warrants Outstanding as of January 1, 2023	Private Placement Warrants Outstanding as of January 2, 2022
Expected term (in years)	2.5	3.5	4.5
Expected volatility	90.0%	92.5%	77.5%
Risk-free interest rate	4.1%	4.2%	1.2%
Expected dividend rate	—%	—%	—%

Convertible Senior Notes and Long-term Loans

The Company considers the fair value of the Convertible Senior Notes to be a Level 2 measurement as they are not actively traded in the market. As of December 31, 2023, the fair value of the Convertible Senior Notes was approximately $179.1 million. As of December 31, 2023, the Company considers the fair value of the long-term loans are approximately close to its carrying value of $3.3 million.

Note 5. Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. Property and equipment consists of the following categories (in thousands).

	December 31, 2023		January 1, 2023	
Machinery and equipment	$	100,335	$	55,694
Building and leasehold improvements		36,651		24,565
Office equipment and software		2,561		1,586
Furniture and fixtures		898		771
Land		1,433		—
Construction in process		68,958		33,268
Total property and equipment		210,836		115,884
Less: accumulated depreciation		(44,365)		(12,016)
Property and equipment, net	$	166,471	$	103,868

During the fiscal year 2022, the Company placed its leasehold improvement and machinery and equipment into service for the Company's first production line ("Fab1") and transferred the amount that was previously capitalized as construction in process into the machinery and equipment category. The Company began its depreciation using the straight-line method on the date that machinery and equipment and leasehold improvement were placed into service.

The Company is in the progress of constructing a facility in Malaysia for high-volume production and acquired Routejade, which contributed to increases in machinery and equipment, building and leasehold improvements, land and construction in process categories. Furthermore, the Company announced that it initiated a strategic realignment of the Company's Fab1 in Fremont designed to refocus the facility from a manufacturing hub to its "Center for Innovation," focused on new product development, including a plan of workforce reduction. In connection with this strategic realignment, the Company recognized an accelerated depreciation expenses of approximately $18.5 million for Fab1 equipment in the fourth quarter of 2023, of which approximately $5.3 million, $13.1 million, and $0.1 million were recorded as cost of revenue, research and development expense, and selling, general and administrative expense, respectively, in the Consolidated Statements of Operations. In addition, approximately $18.5 million of depreciation expense is expected to be recognized in the first quarter of 2024.

The following table summarizes the depreciation and amortization expenses related to property and equipment, which were recorded within cost of revenue, research and development expense and selling, general and administrative expense in the Consolidated Statements of Operations (in thousands).

	Fiscal Years					
		2023		2022		2021
Depreciation expense	$	33,870	$	7,425	$	995

Equipment Impairment

The following table summarizes impairment of equipment (in thousands).

	Fiscal Years					
		2023		2022		2021
Impairment of equipment	$	4,411	$	4,921	$	—

In the fourth quarter of 2022, the Company ceased to construct certain automation for a small portion of the Company's equipment, which was previously capitalized as "construction in process" category of property and equipment, net on the Consolidated Balance Sheets.

In the second quarter of 2023, the Company disposed a group of machinery and equipment and these impaired assets were previously capitalized as "Machinery and equipment" category of property and equipment, net on the Consolidated Balance Sheets. As of December 31, 2023 and January 1, 2023, $0.6 million and $1.7 million of the impairment charges, respectively, were recorded as accrued expenses on the Consolidated Balance Sheets.

Note 6. Inventory

Inventory consists of the following components (in thousands).

	December 31, 2023		January 1, 2023	
Raw materials	$	1,926	$	481
Work-in-process		6,687		106
Finished goods		124		47
Total inventory	$	8,737	$	634

Inventory is stated at the lower of cost or net realizable value on a FIFO basis. Inventory costs include direct materials, direct labor, and manufacturing overhead. When the estimated net realizable values are below the manufacturing costs, a charge to cost of revenue is recorded for finished goods and work in process inventories. For the fiscal year 2023, the Company recorded $11.7 million of inventory reserve as cost of revenue in the Consolidated Statement of Operations.

Currently, the Company is selling product below the manufacturing costs. Accordingly, the Company recorded an allowance to reduce certain inventories to net realizable value of approximately $1.3 million as of December 31, 2023. As of December 31, 2023 and January 1, 2023, the Company did not have excess or obsolete inventory reserve.

Note 7. Leases

The Company entered into operating lease agreements primarily for offices and manufacturing spaces located in various locations with lease periods expiring between 2024 and 2030. The Company has an option to extend the office lease located in California for five years.

During the fiscal year 2023, the Company entered two new operating lease agreements as described below.

- leased a manufacturing space located in Malaysia for Fab2 with a three-year term and an option to extend it for three years. The Company recognized the option to renew as part of its right-of-use assets and lease liabilities.

- leased an office space located in India for its research and development center with a 5.3 years lease term.

The following table summarizes the components of lease costs (in thousands).

	Fiscal Years			
	2023		2022	
Operating lease cost	$	2,429	$	1,682

The following table shows supplemental lease information.

Operating leases	As of	
	December 31, 2023	January 1, 2023
Weighted-average remaining lease term	6.0 years	7.7 years
Weighted-average discount rate	8.5%	6.8%

The following table shows supplemental cash flow information related to leases (in thousands).

	Fiscal Years			
		2023		2022
Cash paid for amounts included in the measurement of lease liabilities:				
Operating cash flows from operating leases	$	2,135	$	1,366
Lease liabilities arising from obtaining ROU assets:				
Operating leases	$	9,922	$	—

Maturities of Lease Liabilities

The following is a schedule of maturities of lease liabilities as of December 31, 2023 (in thousands).

	Operating leases	
2024	$	3,551
2025		3,673
2026		3,698
2027		3,743
2028		3,804
Thereafter		3,834
Total		22,303
Less: imputed interest		(4,493)
Present value of lease liabilities	$	17,810

Note 8. Accrued Expenses

Accrued expenses consists of the following components (in thousands).

	As of			
		December 31, 2023		January 01, 2023
Accrued expenses	$	3,520	$	1,686
Accrued equipment		6,544		2,120
Accrued duty and taxes		2,836		2,539
Accrued legal expenses		1,076		744
	$	13,976	$	7,089

Note 9. Borrowings

Short-Term Debt

In connection with the Routejade Acquisition, the Company assumed assets secured loans with fixed and floating interest rates. These loans have various maturity dates. As of December 31, 2023, short-term debt was $5.9 million, which comprised of $4.3 million of short-term loans with less than one-year term and $1.6 million of the current portion of long-term loans. The current portion of long-term debt is recorded as short-term debt based on time remaining until maturity. As of December 31, 2023, the weighted average interest rate on the short-term loans was approximately 5.3%. As of January 1, 2023, there was no short-term debt.

Long-Term Debt

The Company's long-term debt, net consists of the following (in thousands).

	Annual Interest Rate	Maturity Date	As of December 31, 2023
Convertible Senior Notes	3.0 %	May 1, 2028	$ 172,500
Long-term loans			
Floating rate	3.4 %	June 30, 2027	385
Floating rate	3.4 %	June 30, 2028	385
Fixed rate	5.2 %	February 1, 2025	1,036
Fixed rate	5.3 %	September 19, 2024	1,540
Total Convertible Senior Notes and other borrowings			175,846
Less: unamortized debt issuance costs			(5,142)
Long-term debt			170,704
Current portion of long-term debt			(1,605)
Long-term debt, net			$ 169,099

Long-term Loans

In connection with the Routejade Acquisition, the Company assumed $3.3 million of long-term loans, which they are either with fixed rate or floating rate loans. Of the total long-term loan outstanding balance, $1.6 million represented the current portion of the long-term loans as of December 31, 2023.

Convertible Senior Notes

On April 20, 2023, the Company issued $172.5 million aggregate principal amount of Convertible Senior Notes, pursuant to an indenture, dated as of April 20, 2023 (the "Indenture"), between the Company and U.S. Bank Trust Company, National Association, as trustee (the "Trustee"). The offerings and sale of the Convertible Senior Notes were made by the Company to the initial purchasers in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the "Securities Act"), for resale by the initial purchasers to qualified institutional buyers (as defined in the Securities Act) pursuant to the exemption from registration provided by Rule 144A under the Securities Act. The issuance included the exercise in full by the initial purchasers of their option to purchase an additional $22.5 million aggregate principal amount of the Convertible Senior Notes. $10.0 million principal amount of the Convertible Senior Notes (the "Affiliate Notes") were issued to an entity affiliated with Thurman John "T.J." Rodgers, the Company's Chairman in a concurrent private placement.

The Convertible Senior Notes are unsecured obligations of the Company and bear interest at a rate of 3.0% per year from April 20, 2023, and will be payable semiannually in arrears on May 1 and November 1 of each year, beginning on November 1, 2023. The Convertible Senior Notes will mature on May 1, 2028 unless earlier converted, redeemed or repurchased.

The net proceeds from the offerings were approximately $166.6 million. The Company used approximately $17.3 million of the net proceeds from the offerings to pay the cost of the capped call transactions entered on April 20, 2023 in connection with the offerings. The Company will use the remaining net proceeds to build out Fab2 in Malaysia and fund the acquisition of Gen2 Autolines, and for working capital and other general corporate purposes.

The conversion rate for the Convertible Senior Notes will initially be 64.0800 shares of the Company's common stock per $1,000 principal amount of the Convertible Senior Notes, which is equivalent to an initial conversion price of $15.61 per share of common stock, subject to adjustment under certain circumstances in accordance with the terms of the Indenture.

Holders of the Convertible Senior Notes may convert all or any portion of their notes, in integral multiples of $1,000 principal amount, at their option at any time prior to the close of business on the business day immediately preceding February 1, 2028 only under the following conditions:

- during any fiscal quarter commencing after the fiscal quarter ending on October 1, 2023 (and only during such fiscal quarter), if the last reported sale price of the Company's common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding fiscal quarter is greater than or equal to 130% of the conversion price on each applicable trading day;

- during the five business day period after any ten consecutive trading day period (the "measurement period") in which the "trading price" (as defined in the Indenture) per $1,000 principal amount of notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the Company's common stock and the conversion rate on each such trading day;

- if the Company calls the Convertible Senior Notes for redemption, at any time prior to the close of business on the scheduled trading day immediately preceding the redemption date, but only with respect to the Convertible Senior Notes called (or deemed called) for redemption; or

- upon the occurrence of specified corporate events as set forth in the Indenture.

On or after February 1, 2028 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert all or any portion of their notes, at any time, in integral multiples of $1,000 principal amount, at the option of the holder regardless of the foregoing conditions.

Upon conversion, the Company may satisfy its conversion obligation by paying or delivering, as the case may be, cash, shares of the Company's common stock, or a combination of cash and shares of the Company's common stock, at the Company's election, in the manner and subject to the terms and conditions provided in the Indenture.

The Company may not redeem the Convertible Senior Notes prior to May 6, 2026. The Company may redeem for cash all or any portion of the Convertible Senior Notes, at its option, on or after May 6, 2026, if the liquidity condition is satisfied and the last reported sale price of the Company's common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides notice of redemption at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. If the Company redeem less than all the outstanding notes, at least $100.0 million aggregate principal amount of notes must be outstanding and not subject to redemption as of, and after giving effect to, delivery of the relevant redemption notice.

If the Company undergoes a "fundamental change," as defined in the Indenture, fundamental change permits the holders of the Convertible Senior Notes to require the Company to repurchase the Convertible Senior Notes, subject to certain terms and conditions as defined in the Indenture. Holders may require the Company to repurchase for cash all or any portion of their notes in principal amounts of $1,000 or an integral multiple thereof. The fundamental change repurchase price will be equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

In accounting for the issuance of the Convertible Senior Notes, the Company accounted for the Convertible Senior Notes as liability instruments and considered it as single units of account pursuant to the Accounting Standards Update ("ASU") No. 2020-06, *Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity's Own Equity (Subtopic 815-40)*, ("ASU 2020-06"). Accrued interest for the Convertible Senior Notes was recorded as Accrued expenses on the Consolidated Balance Sheet. Costs incurred in connection with the issuance of debt are deferred and amortized as interest expense over the term of the related debt using the effective interest method. To the extent that the debt is outstanding, the debt issuance costs were recorded as a reduction to Long-term debt, net on the Consolidated Balance Sheet. For the fiscal year 2023, the Company incurred approximately $5.9 million of debt issuance costs relating to the issuance of the Convertible Senior Notes.

Capped Call Transactions

In connection with the issuance of the Convertible Senior Notes, the Company paid approximately $17.3 million to enter into capped call transactions with certain financial institutions (the "Capped Calls") in the second quarter of 2023. The Capped Calls are generally expected to reduce the potential dilution to the Company's common stock upon any conversion of the Convertible Senior Notes and/or offset any cash payments the Company is required to make in excess of the principal amount of the converted Convertible Senior Notes, as the case may be, with such reduction and/or offset subject to a cap based on a cap price initially equal to $21.17 per share (which represents a premium of 56.0% over the last reported sale price of the Company's common stock of $13.57 per share on The Nasdaq Global Select Market on April 17, 2023), and is subject to certain adjustments under the terms of the Capped Calls. The Company recorded the Capped Calls as a reduction of stockholders' equity, not as derivatives, as the Capped Calls met certain accounting criteria. No subsequent remeasurement is required.

Interest

The following table summarizes the interest expenses related to Convertible Senior Notes and loans, which are recorded within Interest expense in the Consolidated Statements of Operations (in thousands).

	2023
Coupon interest	$ 3,608
Amortization of debt issuance costs	775
Total interest expense on Convertible Senior Notes	4,383
Loan interest	64
Total interest expenses related to Convertible Senior Notes and loans	$ 4,447

As of December 31, 2023, the Company had $0.9 million of accrued interest liability. There was no accrued interest liability as of January 1, 2023.

Debt Maturity

The following table summarizes the Company's long-term debt maturities, based on outstanding principal by years (in thousands).

	As of December 31, 2023
2024	$ 1,605
2025	1,228
2026	256
2027	192
2028	172,565
Total gross amount of long-term debt	$ 175,846

Note 10. Commitments and Contingencies

Purchase Commitments

As of December 31, 2023 and January 1, 2023, the Company's commitments included approximately $62.5 million and $22.7 million, respectively, of the Company's open purchase orders and contractual obligations that occurred in the ordinary course of business, including commitments with contract manufacturers and suppliers for which the Company has not received the goods or services, commitments for capital expenditures and construction-related activities for which the Company has not received the services. Although open purchase orders are considered enforceable and legally binding, the terms generally allow the Company the option to cancel, reschedule, and adjust its requirements based on its business needs prior to the delivery of goods or performance of services. For lease obligations, please refer to Note 7 "Leases" for more details. For the Convertible Senior Notes obligation, please refer to Note 9 "Borrowings" for more details.

Performance Obligations

As of December 31, 2023, the Company had $10.5 million of performance obligations, which comprised of total deferred revenue and customer order deposits. The Company currently expects to recognize approximately 64% of deferred revenue as revenue within the next twelve months and the remaining amount is expected to be recognized as revenues in 2025.

Litigation

From time to time, the Company is involved in a variety of claims, lawsuits, investigations, and proceedings relating to securities laws, product liability, intellectual property, commercial, insurance, contract disputes, employment, and other matters. Certain of these lawsuits and claims are described in further detail below. The Company intends to defend vigorously against all of the following allegations.

A liability and related charge to earnings are recorded in the consolidated financial statements for legal contingencies when the loss is considered probable and the amount can be reasonably estimated. The assessment is re-evaluated each accounting period and is based on all available information, including the impact of negotiations, settlements, rulings, advice of legal counsel, and other information and events pertaining to each case. The outcomes of outstanding legal matters are inherently unpredictable and subject to uncertainties. While there can be no assurance of favorable outcome of these legal matters, we currently believe that the outcome of these matters will not have a material adverse effect on the Company's results of operations, liquidity or financial position.

Sopheap Prak et al. v. Enovix Corporation et al., 22CV005846, Superior Court of California, Alameda County

On January 21, 2022, two former machine operator employees filed a putative wage and hour class action lawsuit against Enovix and co-defendant Legendary Staffing, Inc. in the Superior Court of California, County of Alameda. The case is captioned *Sopheak Prak & Ricardo Pimentel v Enovix Corporation and Legendary Staffing, Inc.*, 22CV005846. The Prak complaint alleges, among other things, on a putative class-wide basis, that the defendants failed to pay all overtime wages and committed meal period, rest period and wage statement violations under the California Labor Code and applicable Wage Orders. The plaintiffs are seeking unpaid wages, statutory penalties and interest and reasonable costs and attorney fees. In September 2022, the Company began the mediation process. Based on the current knowledge of the legal proceeding, an estimate of possible loss liability was recorded on the Consolidated Balance Sheet as of December 31, 2023.

Kody Walker v. Enovix Corporation, 23CV028923. Superior Court of California, Alameda County

On March 8, 2023, a former employee filed a putative class action lawsuit against Enovix in the Superior Court of California, County of Alameda (the "Walker Complaint"). The Walker Complaint alleges, among other things, on a putative class-wide basis, that the Company failed to pay minimum wages, overtime and sick time wages, failed to reimburse employees for required expenses, failed to provide meal and rest periods and issued inaccurate wage statement under the California Labor Code and applicable Wage Orders. The Walker Complaint asserts on an individual basis that Walker was constructively discharged. The plaintiff seeks unpaid wages, statutory penalties and interest and reasonable costs and attorney fees.

Securities Class Action Compliant

On January 6, 2023, a purported Company stockholder filed a securities class action complaint in the U.S. District Court for the Northern District of California against the Company and certain of its current and former officers and directors. The complaint alleges that defendants violated Sections 10(b) and 20(a) of the Exchange Act of 1934 and Rule 10b-5 promulgated thereunder by making material misstatements or omissions in public statements related to the Company's manufacturing scaleups and testing of new equipment. A substantially identical complaint was filed on January 25, 2023 by another purported Company stockholder. Following consolidation of the cases and court appointment of two purported Company stockholder lead plaintiffs, a consolidated complaint alleging substantially similar claims, including allegations that the defendants made material misstatements or omissions in public statements related to testing of new equipment, was filed on July 7, 2023. The consolidated complaint seeks unspecified damages, interest, fees and costs on behalf of all persons and entities who purchased and/or acquired shares of the Company or RSVAC's common stock between June 24, 2021 and January 3, 2023. The Company and the named officers and directors moved to dismiss the complaint on September 15, 2023. On January 30, 2024, the court granted the motion to dismiss with leave to amend. The lead plaintiffs have until March 5, 2024 to amend their complaint.

Guarantees and Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnifications. In addition, the Company purchased performance bonds for guarantee of its performance obligations for certain projects. The Company's exposure under these agreements is unknown because it involves claims that may be made against the Company in the future but have not yet been made. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

The Company also has indemnification obligations to its officers and directors for specified events or occurrences, subject to some limits, while they are serving at the Company's request in such capacities. There have been no claims to date and the Company has director and officer insurance that may enable the Company to recover a portion of any amounts paid for future potential claims. The Company believes the fair value of these indemnification agreements is minimal. Accordingly, the Company has not recorded any liabilities relating to these obligations for the period presented.

Note 11. Common Stock and Convertible Preferred Stock

Common Stock

As of December 31, 2023 and January 1, 2023, the Company had authorized 1,000,000,000 shares of common stock, par value $0.0001 and issued and outstanding of 167,392,315 and 157,461,802, respectively. Each holder of a share of common stock is entitled to one vote for each share held and is entitled to receive dividends whenever funds are legally available and when declared by the board of directors, subject to preferential rights of holders of other classes of stock outstanding. Such dividends shall be payable only when, as and if declared by the board of directors and shall be non-cumulative.

Convertible Preferred Stock

As of December 31, 2023 and January 1, 2023, the Company had authorized 10,000,000 shares of convertible preferred stock, par value $0.0001 and there was no shares issued and outstanding for either periods.

Note 12. Warrants

Legacy Enovix Series D Convertible Preferred Stock Warrants

On February 22, 2021, in a transaction separate from the Merger Agreement, the then outstanding Legacy Enovix Series D convertible preferred stock warrants were exercised at $0.01 per share, resulting in the issuance of 10,160,936 shares of Legacy Enovix Series D convertible preferred stock to the holders of such warrants, for a total of $0.1 million. As of December 31, 2023 and January 1, 2023, there were no convertible preferred stock warrants outstanding.

Common Stock Warrants

In connection with the Business Combination in July 2021, the Company assumed 17,500,000 Common Stock Warrants outstanding, which consisted of 11,500,000 warrants held by third-party investors (the "Public Warrants") and 6,000,000 Private Placement Warrants. The Public Warrants met the criteria for equity classification and the Private Placement Warrants are classified as liability.

Public Warrants

On December 7, 2021, the Company delivered the notice of redemption to the holders of the outstanding Public Warrants to redeem all of its outstanding Public Warrants. The holders of the Public Warrants had until January 7, 2022 to exercise their Public Warrants. Any public warrants that remained unexercised after 5:00 pm, New York City Time, on January 7, 2022 were voided and were no longer exercisable, and the holders of the Public Warrants would be entitled to receive $0.01 per warrant.

The following table shows the Public Warrant activity for the fiscal year 2021.

Public Warrants	Number of Warrants		Weighted Average Exercise Price
Balances as of January 1, 2021	—	$	—
Assumed through the Business Combination	11,499,991		11.50
Exercised	(7,177,885)		11.50
Balances as of January 2, 2022	4,322,106	$	11.50

For the fiscal year 2021, 7,177,885 Public Warrants were exercised with the gross proceeds of $82.5 million, of which the Company received payments of $77.2 million and the remaining $5.3 million of other receivable was included in prepaid and other current assets on the Consolidated Balance Sheet as of January 2, 2022.

During the period from January 3, 2022 through January 7, 2022, there were 4,126,466 shares of the Public Warrants exercised with gross proceeds of $47.5 million. As of January 7, 2022 after 5:00 pm New York City time, the remaining 195,640 shares of the Public Warrants were unexercised, which then were voided and were no longer exercisable. Pursuant to the warrant agreement, the holders of the Public Warrants were entitled to receive $0.01 per warrant from the Company. In addition, the Public Warrants were delisted and were no longer available for trading in The Nasdaq Global Select Market on January 7, 2022 after close of market.

On January 19, 2022, the Company received net proceeds of $52.8 million from the warrant exercises, which included the $5.3 million of other receivable in Prepaid and other current assets on the Consolidated Balance Sheet as of January 1, 2023. As of December 31, 2023 and January 1, 2023, there were no Public Warrants outstanding.

Private Placement Warrants

The 6,000,000 Private Placement Warrants were originally issued in a private placement to the initial stockholder of the Sponsor in connection with the initial public offering of RSVAC. Each whole Private Placement Warrant became exercisable for one whole share of the Company's common stock at a price of $11.50 per share on December 5, 2021. As of December 31, 2023, the Company had 6,000,000 Private Placement Warrants outstanding. See Note 4 "Fair Value Measurement" for more information.

The Private Placement Warrants are identical to the Public Warrants underlying the units except that such Private Placement Warrants will be exercisable on a cashless basis, at the holder's option, and will not be redeemable by the Company, in each case so long as they are still held by the initial purchasers or their affiliates. The Private Placement Warrants purchased by the Sponsor will not be exercisable more than five years from the effective date of the RSVAC IPO registration statement, in accordance with FINRA Rule 5110(f)(2)(G)(i), as long as Rodgers Capital, LLC or any of its related persons beneficially own these Private Placement Warrants. On September 8, 2021, the Sponsor made an in-kind distribution of the Private Placement Warrants to certain members of Rodgers Capital LLC.

As of December 31, 2023, the remaining contractual term for the outstanding Private Placement Warrants to purchase the Company's common stock is approximately 2.5 years.

Note 13. Net Loss per Share

The Company computes net earnings per share ("EPS") of common stock using the two-class method. Basic EPS is computed using net income (loss) divided by the weighted-average number of common stock shares outstanding. Diluted EPS is computed using net income (loss) with an adjustment of changes in fair value of the Private Placement Warrants recorded in earnings divided by the total of weighted-average number of common stock shares outstanding and any dilutive potential common stock shares outstanding. Dilutive potential common stock shares included the assumed stock options exercises, vesting and issuance activities of restricted stock units and estimated common stock issuance under the employee stock purchase plan.

The following table shows the computation of the Company's basic and diluted net EPS of common stock for the periods presented below (in thousands, except share and per share amount).

		Fiscal Years				
		2023		2022		2021
Numerator:						
Net loss attributable to common stockholders - basic	$	(214,071)	$	(51,622)	$	(125,874)
Decrease in fair value of Private Placement Warrants		(6,180)		(75,180)		—
Net loss attributable to common stockholders - diluted	$	(220,251)	$	(126,802)	$	(125,874)
Denominator:						
Weighted-average shares outstanding used in computing net loss per share of common stock, basic		159,065,697		152,918,287		117,218,893
Dilutive effect of Private Placement Warrants		509,858		1,231,080		—
Weighted-average shares outstanding used in computing net loss per share of common stock, diluted		159,575,555		154,149,367		117,218,893
Net loss per share of common stock:						
Basic	$	(1.35)	$	(0.34)	$	(1.07)
Diluted	$	(1.38)	$	(0.82)	$	(1.07)

As the Company reported net loss for the periods presented above, these potentially dilutive securities were anti-dilutive and were excluded in the computation of diluted net loss per share. The following table discloses shares of the securities that were not included in the diluted EPS calculation above because they were anti-dilutive for the periods presented above.

	Fiscal Years		
	2023	2022	2021
Stock options outstanding	2,615,199	5,034,282	5,753,005
Restricted stock units and performance restricted stock units outstanding	11,424,740	7,371,158	535,449
Private Placement Warrants outstanding	—	—	6,000,000
Public Warrants outstanding	—	—	4,322,106
Employee stock purchase plan estimated shares	442,146	349,988	47,379
Assumed conversion of Convertible Senior Notes	11,053,800	—	—

Note 14. Stock-based Compensation

Equity Incentive Plans

As of December 31, 2023, the Company's equity compensation plans include the 2021 Equity Incentive Plan (the "2021 Plan") and 2021 Employee Stock Purchase Plan (the "2021 ESPP").

2021 Equity Incentive Plan

The 2021 Plan was approved by the Company's stockholders in July 2021. The 2021 Plan is intended as the successor to and continuation of the 2016 Equity Incentive Plan (the "2016 Plan"). Under the 2021 Plan, employees, directors and consultants of the Company ("Participants"), are eligible for grants of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock awards, restricted stock units ("RSUs"), and performance restricted stock units ("PRSUs"), collectively referred to as "Stock Awards". Incentive stock and non-statutory stock options are collectively referred to as "Option(s)."

Under the 2021 Plan, 16,850,000 shares of common stock were reserved for future issuance. The number of shares reserved for issuance under the 2021 Plan will automatically increase on January 1st each year, starting on January 1, 2022 and continuing through January 1, 2031, by the lesser of (a) 4% of the total number of shares of the Company's common stock outstanding on December 31st of the immediately preceding fiscal year or (b) a lesser number determined by the Company's board of directors prior to the applicable January 1st.

2016 Equity Incentive Plan

The 2016 Plan was terminated when 2021 Plan became effective in July 2021. The 2016 Plan was originally adopted by its board of directors on April 6, 2016 and was most recently amended by its board of directors on December 17, 2020. The 2016 Plan was the successor to and continuation of the Company's 2006 Equity Incentive Plan.

2021 Employee Stock Purchase Plan

The 2021 ESPP was adopted by the Company's board of directors in June 2021 and approved by the Company's stockholders in July 2021. Under the 2021 ESPP, 5,625,000 shares of common stock were reserved for future issuance. The number of shares reserved for issuance under the 2021 ESPP will automatically increase on January 1st each year, starting on January 1, 2022 and continuing through January 1, 2031, by the lesser of (a) 1% of the total number of shares of the Company's common stock outstanding on December 31st of the preceding calendar year, (b) 2,000,000 shares of the Registrant's common stock or (c) a lesser number determined by the Company's board of directors.

The 2021 ESPP allows eligible employees to purchase shares of the Company's common stock at a 15% discount through periodic payroll deductions of up to 15% of base compensation, subject to individual purchase limits in any single purchase date or in one calendar year. The 2021 ESPP provides 18-month offering periods with three 6-month purchase periods. A new 18-month offering period will commence every six months thereafter. The purchase price for the Company's common stock under the ESPP is 85% of the lower of the fair market value of the shares at (1) on the offering period or (2) on the purchase date.

Common Stock

The following table shows the shares of common stock that had been reserved for future issuance as of December 31, 2023.

Outstanding common stock options	2,615,199
Options, RSUs and PRSUs available for future grants	14,698,737
Outstanding RSUs and PRSUs for future vesting	11,424,740
Common stock employee purchase plan available for future offerings	8,207,204
	36,945,880

Stock-Based Compensation

The Company generally issues equity awards to employees and non-employees in the form of stock options and RSUs. Additionally, the Company also offers the 2021 ESPP to its eligible employees. In the second quarter of 2022, the Company began to grant PRSUs subject to performance and service vesting conditions. The Company uses Black-Scholes option pricing model to value its stock options granted and the estimated shares to be purchased under the ESPP.

For both RSUs and PRSUs, the Company uses its common stock price, which is the closing price on the grant date to value those securities.

In general, the Company recognizes its stock-based compensation expense on a straight-line basis over the requisite service period and records forfeitures as they occur. For PRSUs, the Company uses the graded vesting method to calculate the stock-based compensation expense. At each reporting period, the Company would recognize and adjust the stock-based compensation expense based on its probability assessment in meeting its PRSUs' performance conditions.

The following table summarizes the total stock-based compensation expense, by operating expense category, recognized in the Consolidated Statements of Operations for the periods presented below (in thousands).

| | Fiscal Years | | |
	2023	2022	2021
Cost of revenue	$ 5,460	$ 2,071	$ 274
Research and development	27,409	12,720	6,175
Selling, general and administrative	36,224	15,576	4,262
Restructuring cost	359	—	—
Total stock-based compensation expense	$ 69,452	$ 30,367	$ 10,711

For the fiscal years 2023 and 2022, the Company capitalized $1.4 million and $1.8 million, respectively, of stock-based compensation as property and equipment, net in the Consolidated Balance Sheets. There was no recognized tax benefit related to stock-based compensation for the periods presented. In addition, the Company accrued $1.0 million of bonus to be settled in equity awards as accrued compensation on the Consolidated Balance Sheet as of December 31, 2023.

As of December 31, 2023, there was approximately $118.3 million of total unrecognized stock-based compensation expense related to unvested equity awards, which are expected to be recognized over a weighted-average period of 3.8 years. As of December 31, 2023, there was approximately $2.0 million of total unrecognized stock-based compensation related to the 2021 ESPP, which is expected to be recognized over the remaining period of 1.4 years.

Equity Award Modification

During the fiscal year 2023, in connection with the retirement or resignation of several of the Company's management team members, including the Company's former Chief Executive Officer, the Company evaluated the change in employment status in accordance with ASC 718, *Compensation - Stock Compensation*. The Company concluded that the change in status impacted the vesting conditions as the term of equity award exercise period was extended and certain of the equity awards were accelerated and vested immediately. For the fiscal year 2023, the Company recognized $21.1 million of stock-based compensation expense related to the modifications. There was no equity modification for the fiscal year 2022.

Stock Option Activity

Options granted under the 2021 Plan and the 2016 Plan to employees generally have a service vesting condition over four or five years. Other vesting terms are permitted and are determined by the Company's board of directors. Options have a term of no more than ten years from the date of grant and vested options are generally cancelled three months after termination of employment if unexercised.

The following table summarizes stock option activities for the fiscal year 2023 (in thousands, except share and per share amount).

	Number of Options Outstanding		Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)		Aggregate Intrinsic Value [1] [2]
Balances as of January 1, 2023	5,034,282	$	9.07			
Granted	—		—			
Exercised	(1,482,808)		8.04		$	15,256
Forfeited	(936,275)		8.93			
Balances as of December 31, 2023	2,615,199	$	9.71	7.2	$	8,708
Vested and expected to vest at December 31, 2023	3,085,743	$	8.24	7.2		
Vested and exercisable at December 31, 2023	2,018,898	$	9.41	7.2		
Unvested and exercisable at December 31, 2023	478,970	$	9.18	7.3		

[1] The intrinsic value of options exercised is based upon the value of the Company's stock at exercise.

[2] The aggregate intrinsic value of the stock options outstanding as of December 31, 2023 represents the value of the Company's closing stock price at $12.52 on December 31, 2023 in excess of the exercise price multiplied by the number of options outstanding.

The Company uses the Black-Scholes option-pricing model to determine the grant date fair value of stock options with the following assumptions for the fiscal years 2023, 2022 and 2021.

	Fiscal Years		
	2023	**2022**	**2021**
Risk-free interest rate	— %	2.1% - 4.2%	0.5% - 1.3%
Expected term (years)	—	5.0 - 6.0	5.0 - 6.9
Dividend yield	— %	— %	— %
Expected volatility	— %	67.6% - 70.1%	48.1% - 49.8%

There was no stock options granted in the fiscal year 2023. The estimated weighted-average grant date fair value of stock options granted to employees during the fiscal years 2022 and 2021 were $8.84 and $4.43 per share, respectively. The fair value of stock options that vested during the fiscal years 2023, 2022 and 2021 were $15.1 million, $12.4 million and $6.6 million, respectively.

Early Exercise of Options

The terms of the 2016 Plan and the 2021 Plan permit the exercise of options granted prior to vesting, subject to required approvals. The unvested shares are subject to the Company's repurchase right, upon termination of employment, at the lower of (i) the fair market value of the shares of common stock on the date of repurchase or (ii) their original exercise price. The repurchase right lapses 90 days after the termination of the employee's employment. Shares purchased by employees pursuant to the early exercise of stock options are not deemed, for accounting purposes, to be issued until those shares vest according to their respective vesting schedules. Cash received for early exercised stock options is recorded as other current and non-current liabilities on the Consolidated Balance Sheets and is reclassified to common stock and additional paid in capital as such shares vest.

Unvested early exercised stock options which are subject to repurchase by the Company are not considered participating securities as those shares do not have non-forfeitable rights to dividends or dividend equivalents. Unvested early exercised stock options are not considered outstanding for purposes of the weighted average outstanding share calculation until they vest.

As of December 31, 2023 and January 1, 2023, 470,544 and 2,925,538 shares, respectively, remained subject to the Company's right of repurchase as a result of early exercised stock options. The remaining liability related to early exercised shares as of December 31, 2023 and January 1, 2023 were immaterial. The early exercised stock options liability was recorded in other current and non-current liabilities in the Consolidated Balance Sheets.

Issuance of Common Stock Subject to Return

In connection with certain early exercised stock options, during the third quarter of fiscal year 2023, the Company erroneously issued an additional 1,304,954 shares of common stock to several former executive officers as a result of an administrative issue. During the fourth quarter of fiscal year 2023, the Company received a full recovery of these common stock shares from the former executive officers. For their cooperation in returning the additional shares to the Company, the Company issued a total of 130,000 shares of fully vested RSUs to them.

Restricted Stock Unit and Performance Restricted Stock Unit Activities

Since September 2021, the Company primarily grants RSUs to its employees and non-employee directors. The Company generally grants RSUs with service vesting condition over four or five years. In addition, in the fiscal year 2022, the Company began to grant PRSUs to certain employees with both performance and service vesting conditions over two years. Each RSU or PRSU is not considered issued and outstanding and does not have voting rights until it is converted into one share of the Company's common stock upon vesting.

The following table summarizes RSUs and PRSUs activities for the fiscal year 2023 (in thousands, except share and per share amount).

	RSUs		PRSUs	
	Number of Shares Outstanding	Weighted Average Grant Date Fair Value	Number of Shares Outstanding	Weighted Average Grant Date Fair Value
Issued and unvested shares balances as of January 1, 2023	5,910,097	$ 14.11	1,461,061	$ 13.41
Granted	10,018,958	10.94	769,006	13.13
Vested	(2,769,724)	13.38	(189,251)	13.41
Forfeited	(2,266,060)	13.16	(1,509,347)	13.35
Issued and unvested shares outstanding as of December 31, 2023	10,893,271	$ 11.58	531,469	$ 13.16

The total fair value of RSUs vested during the fiscal years 2023 and 2022 were $35.3 million and $10.3 million, respectively. The total fair value of PRSUs vested during the fiscal year 2023 was $1.8 million. There were no PRSU vested in the fiscal year 2022.

During the fiscal year 2022, the Company began to withhold shares with value equivalent to the employees' obligation for the applicable income and other employment taxes and remitted the cash to the appropriate taxing authorities. The number of shares withheld was determined by the Company's closing share price on the vesting of its common stock. For the fiscal years 2023 and 2022, the total number of shares withheld were 303,805 and 48,739, respectively. The total amounts paid for the employees' tax obligation to taxing authorities were $3.9 million and $0.6 million, respectively, related to the shares withheld upon vesting of the RSUs for the fiscal years 2023 and 2022. These transactions were reflected as financing activities within the Consolidated Statements of Cash Flows.

Employee Stock Purchase Plan Activity

The 2021 ESPP was approved by the stockholders on July 12, 2021. The first offering of the 2021 ESPP was in November 2021 and the first purchase was in May 2022. During the fiscal years 2023 and 2022, 285,847 and 229,249 common stock shares, respectively, were purchased under the 2021 ESPP with the weighted-average purchase price per share of $8.22 and $8.29, respectively. The weighted average grant-date fair value per ESPP share for the fiscal years 2023 and 2022 were $12.56 and $11.22, respectively.

The Company uses the Black-Scholes option-pricing model to determine the fair value of estimated shares under the 2021 ESPP with the following assumptions for the fiscal years 2023 and 2022.

	Fiscal Years	
	2023	**2022**
Risk-free interest rate	0.3% - 5.5%	0.1% - 4.8%
Expected term (years)	0.5 - 1.5	0.5 - 1.5
Dividend yield	—%	—%
Expected volatility	71.3% - 123.2%	62.3% - 123.2%

Note 15. Restructuring Costs

Strategic Realignment of Fab1

On October 3, 2023, the Company announced that it initiated a strategic realignment of the Company's Fab1 in Fremont designed to refocus the facility from a manufacturing hub to its "Center for Innovation," focused on new product development, including a plan of workforce reduction.

In connection with such strategic realignment, the Company recorded approximately $3.0 million of restructuring costs for the fiscal year 2023, which consisted of severance, termination benefits, stock-based compensation expense and inventory raw material expense. These restructuring costs were reflected in Restructuring cost in the Consolidated Statements of Operations. During the fourth quarter of 2023, the Company paid $1.6 million of the restructuring costs and the remaining $0.4 million of the restructuring liability was included in Accrued compensation on the Consolidated Balance Sheet as of December 31, 2023.

In addition, the Company recognized an accelerated depreciation expenses of approximately $18.5 million for Gen1 equipment in the fourth quarter of 2023 and approximately $18.5 million is expected to be recognized in the first quarter of 2024.

Note 16. Variable Interest Entity

YBS Agreement

On July 26, 2023, the Company entered into a manufacturing agreement (the "Agreement") with YBS International Berhad ("YBS"), a Malaysia-based investment holding company with segments including electronic manufacturing and assembly, high-precision engineering, precision machining and stamping, among others. Pricing under the Agreement is set on a cost-plus basis and the Company is subject to a minimum commitment pursuant to the Agreement. The Company has the sole and exclusive rights to YBS's output of products with the Company's proprietary technology. At any time during the first seven years of the Agreement's term, the Company reserves the right to purchase the Gen2 Autoline 1 by repaying the equipment cost, net of depreciation, as defined in the Agreement. The term of the Agreement is for ten years and automatically extends for an additional five years.

The Company and YBS agreed to share an initial investment of $100.0 million for the Gen2 Autoline 1 equipment and facilitation costs, as set out in the Agreement. Pursuant to the terms of the Agreement, the Company shall contribute 30% of the initial investment, which is designated for Fab2 construction use, and YBS has the obligation to finance the remaining 70%, which is designated for purchase of Gen2 Autoline 1 equipment. The Company funds its contributions through payments directly made to the leasehold improvement vendors, who are constructing the Fab2. YBS assigned Orifast Solution Sdn Bhd ("OSSB"), its subsidiary, to manufacture lithium-ion batteries for Enovix under the terms and conditions of the Agreement. OSSB obtained $70.0 million of term loan (the "Term Loan") in financing for manufacturing operations under the Agreement from OCBC Bank (Malaysia) Berhad ("OCBC"). The Term Loan is expected to be repaid within five years. Per the Agreement, the Company bears the early repayment penalty fee imposed by OCBC, if any.

On September 13, 2023, the Company entered into a cash deposit agreement with OCBC to collateralize the Term Loan. The Company will deposit sufficient collateral for the Term Loan. As of December 31, 2023, there is no outstanding balance of the Term Loan and no deposit was made to OCBC for the collateralization. As of December 31, 2023, the Company had $70.0 million deposit in an interest-bearing account with OCBC for interest earning purpose.

Consolidated Variable Interest Entity

The Company consolidates a VIE when it has the power to direct the activities that most significantly impact the VIE's economic performance and the obligation to absorb losses or the right to receive benefits of the VIE, which could potentially be significant to the VIE, and, as a result, is considered the primary beneficiary of the VIE. As of December 31, 2023, the Company concluded that OSSB is considered a VIE and the Company is the primary beneficiary of OSSB based on certain assumptions and judgments made by the Company. As of December 31, 2023, the Company has a variable interest in OSSB with no equity investment in OSSB. In accordance with GAAP, the Company consolidates 100% of OSSB financials. As of December 31, 2023, the total assets and liabilities of OSSB are immaterial. For the fiscal year 2023, OSSB had immaterial operating activities.

Note 17. Income Tax

Net loss before income taxes was attributable to the following geographic locations for the fiscal years 2023, 2022 and 2021 (in thousands).

	Fiscal Years		
	2023	**2022**	**2021**
United States	$ (207,948)	$ (51,496)	$ (125,797)
Foreign	(6,817)	(126)	(77)
Net loss before income taxes	$ (214,765)	$ (51,622)	$ (125,874)

During the fiscal year 2023, the Company recorded tax provision benefit on foreign jurisdictions as the Company received certain income from the foreign entities. The Company also recorded a valuation allowance against deferred tax assets in certain foreign tax jurisdictions. There was no provision for income taxes recorded on U.S. as the Company generated net operating losses and a full valuation allowance was recorded against all U.S. federal and state net deferred tax assets. The following table summarizes the provision (benefit) for income taxes (in thousands).

	Fiscal Year 2023
Current:	
Foreign	$ 180
Total current	180
Deferred:	
Foreign	(813)
Total deferred	(813)
Total provision	$ (633)

During the fiscal years 2022 and 2021, there was no provision for income taxes recorded as the Company generated net operating losses and a full valuation allowance was recorded against all U.S. federal and state net deferred tax assets.

The following table shows the differences between the effective tax rate and the U.S. federal statutory tax rate for the fiscal years 2023, 2022 and 2021.

	Fiscal Years		
	2023	**2022**	**2021**
Federal statutory tax rate	21.0%	21.0%	21.0%
State and local income taxes, net of federal benefit	5.8%	16.2%	3.7%
Foreign rate differential	0.1%	—%	—%
Non-deductible warrant expense	0.6%	30.6%	(9.4%)
Transaction costs	(0.1%)	—%	—%
Federal tax credits	3.8%	(1.7%)	0.3%
Share-based compensation	(1.4%)	(3.5%)	(0.8%)
Impact of changes in valuation allowance	(26.6%)	(62.4%)	(14.6%)
Uncertain position	(1.9%)	—%	—%
Rate change	1.2%	—%	—%
Other	(2.2%)	(0.2%)	(0.2%)
Effective tax rate	0.3 %	— %	— %

The following table shows the components of deferred tax assets (liabilities) as of December 31, 2023 and January 1, 2023.

	December 31, 2023	January 1, 2023
Gross deferred tax assets:		
Lease liabilities	$ 2,317	$ 2,479
Inventory reserve	523	—
Deferred revenue	1,056	1,056
Share-based compensation	5,481	4,455
Capitalized research and experimental expenses	24,031	11,891
Credit carryovers	11,149	3,926
Net operating losses	112,707	82,113
Transaction costs	1,390	1,502
Depreciation and amortization	6,615	1,347
Other	296	—
Total gross deferred tax assets	165,565	108,769
Valuation allowance	(164,207)	(107,053)
Total deferred tax assets, net of valuation allowance	1,358	1,716
Deferred tax liabilities:		
Intangible assets	(10,091)	—
Inventory fair value adjustment	(439)	—
Right-of-use asset	(1,625)	(1,716)
Other	(6)	—
Total deferred tax liabilities	(12,161)	(1,716)
Net deferred tax liabilities	$ (10,803)	$ —

As of December 31, 2023, the Company had $479.4 million of state loss carryovers, $368.6 million of federal loss carryovers, and $7.3 million of foreign loss carryovers that could be utilized to reduce the tax liabilities of future years. The tax-effected loss carryovers were $42.4 million for state before federal effect, $77.4 million for federal and $1.8 million for foreign as of December 31, 2023. The Company also had $12.3 million of state research and development ("R&D") tax credit carryovers, $12.0 million of federal R&D tax credit carryovers and $0.3 million of foreign R&D tax credit carryovers as of December 31, 2023.

The state losses expire between 2028 and 2043. Approximately $128.0 million of the federal losses expire between 2026 and 2037 and the remainder do not expire. The federal credit carryovers expire between 2027 and 2043. The state credit carryovers do not expire. Utilization of net operating losses and tax credit carryforwards are subject to certain limitations under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, due to historical changes in the Company's ownership, as defined in current income tax regulations. A portion of the carryforwards may expire before being applied to reduce future income tax liabilities.

Valuation allowances are provided when necessary to reduce deferred tax assets to the amount expected to be realized. Significant judgement is required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, the Company considers all available evidence, including past operating results, estimates of future taxable income, and the feasibility of tax planning strategies. In the event the Company changes its determination as to the amount of deferred tax assets that can be realized, it will adjust the valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made.

As of December 31, 2023, the Company recognized a full valuation allowance against its U.S. federal, state and certain foreign net deferred tax assets, including operating loss carryovers and credit carryovers. The Company evaluated the realizability of its net deferred tax assets based on all available evidence, both positive and negative, which existed as of December 31, 2023. The Company's conclusion to maintain a full valuation allowance against its U.S. federal, state and certain foreign net deferred tax assets was based upon the assessment of its ability to generate sufficient future taxable income in future periods.

The following table summarizes the activities related to unrecognized tax benefits for the fiscal years 2023, 2022 and 2021.

	Fiscal Years		
	2023	**2022**	**2021**
Balance at beginning of fiscal year	$ 4,428	$ 5,048	$ 4,368
Increases related to current year tax positions	4,543	549	537
Increases related to the prior year tax positions	3,192	12	143
Decreases related to prior year tax positions	—	(1,181)	—
Balance at end of fiscal year	$ 12,163	$ 4,428	$ 5,048

As of December 31, 2023 and January 1, 2023, none of the amounts of unrecognized tax benefits would favorably affect the effective income tax rate in future periods if recognized, since the tax benefits would increase a deferred tax asset that is currently offset by a full valuation allowance.

As of December 31, 2023, the Company has not identified any unrecognized that benefits where it is reasonably possible that it will recognize a decrease within the next 12 months. If the Company does recognize such a decrease, the net impact on the Consolidated Statement of Operations would not be material.

The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense on the Consolidated Statement of Operations. For the fiscal years 2023, 2022 and 2021, no interest expense was recognized relating to income tax liabilities. There were no accrued interest or penalties related to income tax liabilities as of December 31, 2023 and January 1, 2023.

The Company files income tax returns in the U.S. federal jurisdiction and in the California and Florida state jurisdiction. In the normal course of business, the Company is subject to examination by taxing authorities in the U.S. The Company is not currently under examination by any taxing authority.

Note 18. Geographic Information

The following table summarizes the long-lived assets by geographic areas, which consisted of property and equipment and operating lease right-of-use assets (in thousands).

	December 31, 2023		January 1, 2023	
United States	$	119,685	$	103,864
Asia Pacific		46,786		4
Total property and equipment, net	$	166,471	$	103,868

	December 31, 2023		January 1, 2023	
United States	$	5,760	$	6,133
Asia Pacific		9,530		—
Total operating lease, right-of-use assets	$	15,290	$	6,133

The following table summarizes the revenues by geographic areas based on the billing location of the customers (in thousands).

	Fiscal years			
	2023		2022	
Asia Pacific	$	6,148	$	32
North America		473		6,170
EMEA		1,023		—
Total revenues	$	7,644	$	6,202

Note 19. Employee Retirement Plans

The Company has employee retirement plans at its U.S. and international locations. The followings are the plans for the Company.

401(k) Savings Plan for U.S. Employees

The Company has a defined contribution savings plan under Section 401(k) of the Internal Revenue Code and the plan allows participants to defer a portion of their annual compensation on a pre-tax basis. The Company provides a 3% employer contribution. For the fiscal years 2023, 2022 and 2021, the Company's employer contributions were $1.6 million, $1.3 million and $0.5 million, respectively.

Other Retirement Plans

The Company has other retirement plans for employees at international locations. For the year 2023, the Company's retirement plan expenses were not material.

Note 20. Related Party

Founder Shares

On September 24, 2020, RSVAC issued an aggregate of 5,750,000 shares of common stock (the "Founder Shares") to the Sponsor, Rodgers Capital LLC, for an aggregate purchase price of $25,000 in cash. The Sponsor agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (A) one year after the completion of Business Combination or (B) subsequent to a Business Combination, (x) if the last reported sale price of the Company's common stock equals or exceeds $14.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after Business Combination, or (y) the date on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company's stockholders having the right to exchange their shares of common stock for cash, securities or other property. On September 8, 2021, the Sponsor made an in-kind distribution of a portion of its Founder Shares to certain members of Rodgers Capital LLC. On November 3, 2022, the Sponsor made an in-kind distribution of a portion of its Founder Shares to certain members of Rodgers Capital LLC, following which the Sponsor held no Founder Shares.

Affiliate Notes

On April 20, 2023, the Company issued $172.5 million aggregate principal amount of Convertible Senior Notes, which included $10.0 million principal amount of the Affiliate Notes that were issued to an entity affiliated with Thurman John "T.J." Rodgers, the Company's Chairman, in a concurrent private placement. The Affiliate Notes were recorded in Long-term debt, net on the Company's Consolidated Balance Sheets. For the fiscal year 2023, the Company recorded $0.2 million of interest expense related to the Affiliate Notes in the Company's Consolidated Statements of Operations. See Note 9 "Borrowings" for more information.

Employment Relationship

As of December 31, 2023, the Company employed two family members of the Company's former Chief Executive Officer ("CEO"), who perform engineering work and, as of January 2024, there is one additional affiliate employee, a family member of the Company's CEO. This employee assists with sales in North America.

Affiliate Pledge of Common Stock

In November 2023, Mr. Thurman J. "T.J." Rodgers, the Chairman of the Company's Board of Directors, pledged his ownership of the Company's common stock under his name and his living trusts as a security collateral to his investment account. As of December 31, 2023, Mr. Rodgers held approximately 21.7 million shares of the Company's common stock, which accounted for approximately 13% of total outstanding shares of the Company's common stock.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our "disclosure controls and procedures" (as defined in Rules 13a-15(b) and 15d-15(b) under the Exchange Act) as of the end of the period covered by this report.

Based on the evaluation as described above, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective and designed to provide reasonable assurance that the information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms as of December 31, 2023. For the purpose of this review, disclosure controls and procedures means controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. These disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit is accumulated and communicated to management, including our Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Management's Report on Internal Controls Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, as defined in Rule 13a-15(f) of the Exchange Act.

In October 2023, we completed the Routejade Acquisition and are currently integrating Routejade into our operations, compliance programs and internal control processes. Routejade constituted approximately 8% and 9% of our total assets and net assets, respectively, approximately 95% of our revenue and approximately 1% of our operating loss as of and for the fiscal year ended December 31, 2023. SEC rules and regulations allow companies to exclude acquisitions from the assessment of internal control over financial reporting during the first year following an acquisition while integrating the acquired company. We have elected to exclude the acquired operations of Routejade from our assessment of the Company's internal control over financial reporting as of December 31, 2023. The assessment of internal control over financial reporting of the acquired business will be included in our fiscal year 2024 evaluation.

Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2023 based on criteria set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). As a result of this assessment, management concluded that, as of December 31, 2023, our internal control over financial reporting was effective. The Company's independent registered public accounting firm, Deloitte & Touche LLP, has issued an attestation report on our internal control over financial reporting, which appears in Part II, Item 8 of this Annual Report on Form 10-K.

Changes in Internal Controls over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the most recent fiscal year ended December 31, 2023, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls, will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

Item 9B. Other Information

Insider Trading Arrangements

During the quarter ended December 31, 2023, no directors or officers (as defined in Rule 16a-1(f) under the Exchange Act) of the Company adopted or terminated any "Rule 10b5-1 trading arrangements" or "non-Rule 10b5-1 trading arrangements" (in each case, as defined in Item 408(a) of Regulation S-K).").

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item will be included under the captions "Proposal No. 1 - Election of Directors," "Information Regarding Executive Officers," "Information Regarding the Board of Directors and Corporate Governance" and "Delinquent Section 16(a) Reports" in our 2024 Proxy Statement for the 2024 Annual Meeting of Stockholders (the "2024 Proxy Statement") to be filed with the SEC within 120 days of the fiscal year ended December 31, 2023 and is incorporated herein by reference.

Code of Conduct

We have a written code of business conduct and ethics (referred to as "Code of Conduct") that applies to all executive officers, directors and employees. Our Code of Conduct is available on our website at https://ir.enovix.com/corporate-governance/governance-highlights. If we grant any waiver from a provision of the Code of Conduct to any executive officer or director, we will disclose it on our website.

Item 11. Executive Compensation

The information required by this item will be included under the captions "Director Compensation" and "Executive Compensation" in the 2024 Proxy Statement and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will be included under the caption "Security Ownership of Certain Beneficial Owners and Management" in the 2024 Proxy Statement and is incorporated herein by reference.

Item 13. Certain Relationship and Related Transactions, and Director Independence

The information required by this item will be included under the caption "Certain Relationships and Related Party Transactions" and "Information Regarding the Board of Directors and Corporate Governance" in the 2024 Proxy Statement and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by this item will be included under the caption "Principal Accountant Fees and Services" in the 2024 Proxy Statement and is incorporated herein by reference.

Item 15. Exhibits, Financial Statement Schedules

(a) The following are filed with this Annual Report on Form 10-K:

1. Financial Statements: See Index to consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K.

2. Financial Statement Schedules: All financial statement schedules have been omitted because they are not required, not applicable or the required information is otherwise included.

3. Exhibits: The exhibits listed below are filed as part of this Annual Report on Form 10-K or incorporated herein by reference, in each case as indicated below.

| Exhibit Number | Description | Incorporated by Reference | | | | Filed Herewith |
		Schedule/ Form	File No.	Exhibit	Filing Date	
2.1+	Agreement and Plan of Merger, dated February 22, 2021	8-K	001-39753	2.1	February 22, 2021	
3.1	Amended and Restated Certificate of Incorporation	8-K	001-39753	3.1	July 19, 2021	
3.2	Amended and Restated Bylaws	8-K	001-39753	3.2	July 19, 2021	
4.1	Specimen Common Stock Certificate	S-4/A	333-253976	4.5	June 21, 2021	
4.2	Specimen Warrant Certificate	S-1/A	333-250042	4.3	November 25, 2020	
4.3	Warrant Agreement, dated July 13, 2021, by and between Computershare Inc. and Enovix Corporation	8-K	001-39753	4.3	July 19, 2021	
4.4	Description of Securities	10-K	001-39753	4.4	March 25, 2022	
4.5	Indenture, dated as of April 20, 2023, by and between Enovix Corporation and U.S. Bank Trust Company, National Association, as Trustee	8-K	001-39753	4.1	April 21, 2023	
4.6	Form of Global Note, representing Enovix Corporation's 3.00% Convertible Senior Notes due 2028 (included as Exhibit A to the Indenture filed as Exhibit 4.5)	8-K	001-39793	4.2	April 21, 2023	
10.1#	2021 Equity Incentive Plan	8-K	001-39753	10.2	July 19, 2021	
10.2#	Form of Stock Option Agreement, Notice of Exercise and Stock Option Grant Notice under the 2021 Equity Incentive Plan	S-4/A	333-253976	10.11	May 10, 2021	
10.3#	Forms of Restricted Stock Unit Grant Notice and Restricted Stock Unit Award Agreement under the 2021 Equity Incentive Plan	S-4/A	333-253976	10.12	May 10, 2021	
10.4#+	Long-Term Incentive Plan under the 2021 Equity Incentive Plan	10-K	001-39753	10.40	March 1, 2023	
10.5#	Forms of Restricted Stock Unit Grant Notice for Long-Term Incentive Plan Award and Restricted Stock Unit Award Agreement under the 2021 Equity Incentive Plan	10-Q	001-39753	10.1	August 16, 2022	

| Exhibit Number | Description | Incorporated by Reference | | | | Filed Herewith |
		Schedule/ Form	File No.	Exhibit	Filing Date	
10.6#	2021 Employee Stock Purchase Plan	8-K	001-39753	10.5	July 19, 2021	
10.7#	Enovix Corporation 2006 Equity Incentive Plan	S-4/A	333-253976	10.6	May 10, 2021	
10.8#	Forms of Option Agreement, Stock Option Grant Notice and Notice of Exercise under the 2006 Stock Plan	S-4/A	333-253976	10.7	May 10, 2021	
10.9#	Enovix Corporation 2016 Equity Incentive Plan	S-4/A	333-253976	10.8	May 10, 2021	
10.10#	Forms of Option Agreement, Stock Option Grant Notice and Notice of Exercise under the 2016 Equity Incentive Plan	S-4/A	333-253976	10.9	May 10, 2021	
10.11†	Office Lease by and between M West Propco XX, LLC and Enovix Corporation	S-4/A	333-253976	10.21	May 10, 2021	
10.12†	Amendment No. 1 to Office Lease	S-4/A	333-253976	10.22	May 10, 2021	
10.13†	Amendment No. 2 to Office Lease	S-4/A	333-253976	10.23	May 10, 2021	
10.14#	Form of Indemnification Agreement	8-K	001-39753	10.19	July 19, 2021	
10.15#	Non-Employee Director Compensation Policy	8-K	001-39753	10.10	October 20, 2021	
10.16#	Separation Agreement, dated January 13, 2023, by and between Enovix Corporation and Harrold Rust	10-K	001-39753	10.26	March 1, 2023	
10.17#	Separation Agreement, dated January 20, 2023, by and between Enovix Corporation and Gardner Cameron Dales	10-K	001-39753	10.27	March 1, 2023	
10.18#	Separation Agreement, dated January 17, 2023, by and between Enovix Corporation and Ashok Lahiri	10-K	001-39753	10.28	March 1, 2023	
10.19#	Employment Agreement, dated December 23, by and between Enovix Corporation and Raj Talluri	10-K	001-39753	10.29	March 1, 2023	
10.20#	Employment Agreement, dated November 9, 2022, by and between Enovix Corporation and Ajay Marathe	10-K	001-39753	10.30	March 1, 2023	
10.21#	Amended and Restated Employment Agreement, dated January 20, 2023, by and between Enovix Corporation and Ralph Schmitt	10-K	001-39753	10.31	March 1, 2023	
10.22†	Manufacturing Agreement dated July 26, 2023, by and between Enovix Corporation and YBS International Berhad	10-Q	001-39753	10.1	August 9, 2023	
10.23#	Employment Agreement, dated April 15, 2023, by and between Enovix Corporation and Arthi Chakravarthy	10-Q	001-39753	10.5	May 5, 2023	
10.24#	Separation Agreement, dated June 28, 2023, by and between Enovix Corporation and Steffen Pietzke	10-Q	001-39753	10.3	August 9, 2023	

Exhibit Number	Description	Incorporated by Reference				Filed Herewith
		Schedule/ Form	File No.	Exhibit	Filing Date	
10.25#	Employment Agreement, dated June 26, 2023, by and between Enovix Corporation and Farhan Ahmad	10-Q	001-39753	10.4	August 9, 2023	
10.26#+	2023 Long-Term Incentive Plan under the 2021 Equity Incentive Plan	10-Q	001-39753	10.6	May 5, 2023	
10.27#	Form of Global RSU Award Grant Notice under the 2023 Long-Term Incentive Plan	10-Q	001-39753	10.7	May 5, 2023	
10.28	Form of Confirmation for Capped Call Transactions	8-K	001-39753	10.1	April 21, 2023	
10.29†	Cash Deposit Agreement dated September 13, 2023, by and between Enovix Corporation and OCBC Bank (Malaysia) Berhad	10-Q	001-39753	10.1	November 9, 2023	
10.30†	Stock Purchase Agreement dated September 18,2023, by and between Enovix Corporation and Rene Limited	10-Q	001-39753	10.2	November 9, 2023	
21.1	List of Subsidiaries					X
23.1	Consent of Deloitte & Touche, independent registered public accounting firm					X
24.1	Power of Attorney (included on signature page)					X
31.1	Certification of Chief Executive Officer (Principal Executive Officer) Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
31.2	Certification of Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer) Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
32.1*	Certification of Chief Executive Officer (Principal Executive Officer) Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.					X
32.2*	Certification of Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer) Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
97.1	Incentive Compensation Recoupment Policy					X
101.INS	Inline XBRL Instance Document					X

Exhibit Number	Description	Incorporated by Reference				Filed Herewith
		Schedule/ Form	File No.	Exhibit	Filing Date	
101.SCH	Inline XBRL Taxonomy Extension Schema Document					X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document					X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document					X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document					X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					X
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibits 101)					

+ Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601. The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

\# Indicates a management contract or compensatory plan, contract or arrangement.

† Portions of this exhibit, as marked by asterisks, have been omitted in accordance with Regulation S-K Item 601.

* These certifications are furnished to the SEC pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and are not deemed filed with the SEC for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 28, 2024   Enovix Corporation

By: /s/ Raj Talluri
_____
Raj Talluri
President and Chief Executive Officer
(Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Farhan Ahmad, and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Raj Talluri Raj Talluri	President and Chief Executive Officer and Director *(Principal Executive Officer)*	February 28, 2024
/s/ Farhan Ahmad Farhan Ahmad	Chief Financial Officer *(Principal Financial Officer and Principal Accounting Officer)*	February 28, 2024
/s/ Thurman J. "T.J." Rodgers Thurman J. "T.J." Rodgers	Chairman of the Board of Directors	February 28, 2024
/s/ Betsy Atkins Betsy Atkins	Director	February 28, 2024
/s/ Pegah Ebrahimi Pegah Ebrahimi	Director	February 28, 2024
/s/ Bernard Gutmann Bernard Gutmann	Director	February 28, 2024
/s/ Joseph Malchow Joseph Malchow	Director	February 28, 2024
/s/ Gregory Reichow Gregory Reichow	Director	February 28, 2024